ASIAN DEVELOPMENT BANK

ANNUAL REPORT


2017

SUSTAINABLE INFRASTRUCTURE FOR FUTURE NEEDS

ADB

tructure
FUTURE NEEDS



1.5 BILLION
Number of people who lack access to safe sanitation*

Clean water access is improving in the region, but scarce sanitation facilities remain a problem, with significant impacts on health and social development. In 2015, 78.3% of people in urban areas and only 49.3% in rural areas used safe sanitation services.

88%
Population without access to broadband internet*



Information and communication technology improves livelihoods, health, education, transport, and financial inclusion. While people now have access to the internet, few can access a fast internet. Broadband infrastructure is lacking.



I shape the future of Asia and the Pacific.
ture that is designed, built, and operated
economically and environmentally viable.

IDARD IN SUSTAINABLE INFRASTRUCTURE

STATES
IESIA



ADB is helping Pacific island countries to increase renewable energy and improve power generation access to electricity and n imported diesel. The **Yap Development Project**, in onstruction of a wind farm, ithstanding typhoons.

MYANMAR



An ADB loan to a private company will roll out a nationwide greenfield network that will provide more than 90% of the population with telecom access. The **Nationwide Telecommunications Project** will provide reliable, affordable broadband that vastly improves opportunities for business and trade, strengthens public health and education, and helps reduce urban–rural disparities.

PAKISTAN



A booming population has caused Peshawar's roads and air quality to choke. ADB's **Sustainable Bus Rapid Transit Corridor Project** will improve the quality of life of the city's residents by offering safe, efficient, and affordable public transport. The modern technology used in the project will also cut emissions, make commuting easier and safer for women, and attract businesses and investors.

Sustainable Infras

FOR

12%

Population without access to electricity*



Millions of people gain access to electricity in Asia and the Pacific each year, yet there remain pockets, even in countries where overall rates of access are relatively high, that have not yet been served. These areas are often home to the poorest of the poor.

19.3 KM

Amount of sealed roads per 10,000 people*



Just one-third of roads in the region are paved. The issue is acute in rural areas. Safe, paved roads allow more people to reach markets and services, such as medical care. Climate change means roads should be built and upgraded to address natural hazards.

* In Developing Asia and the Pacific.

The infrastructure we build today wi
ADB supports sustainable infrastruc
to be durable, socially equitable, and

FIVE ADB PROJECTS THAT SET THE STAN

PEOPLE'S REPUBLIC OF CHINA



Reducing greenhouse gas and air pollutant emissions is a priority in the PRC. In Shaanxi province—a fossil fuel-dependent region—ADB has established a financing platform to fund clean energy and emission reduction investments. Among the first investments, the **Fengxi Geothermal Heating Project** will use an innovative technology to extract geothermal heat from underground and provide space heating to homes.

INDIA



Poor coastal communities and many rapidly growing urban areas in India are vulnerable to coastal erosion. ADB's **Sustainable Coastal Protection and Management Investment Program** is helping to protect coastal erosion in the state of Karnataka by introducing new technologies that protect the coastline and enhance income-generating opportunities for communities in affected areas.

FEDERATE OF MICRON



efficiency to improv
reduce dependency
Renewable Energy
FSM, supported the
which is capable of

CONTENTS






CHAPTER 1 — 10
CHAPTER 2 — 20
CHAPTER 3 — 40
CHAPTER 4 — 46

USB CONTENTS

ANNUAL REPORT 2017
FINANCIAL REPORT
OPERATIONAL DATA
ORGANIZATIONAL INFORMATION
ADB MEMBER FACT SHEETS

ASIAN DEVELOPMENT BANK

ANNUAL REPORT 2017

SUSTAINABLE INFRASTRUCTURE FOR FUTURE NEEDS



PRESIDENT'S MESSAGE



We are pleased to present the Asian Development Bank (ADB) Annual Report 2017. This is a clear, comprehensive, and detailed record of our operations, activities, and financial results over the past year. We produce this report to help our stakeholders and those who are interested in ADB gain a deeper understanding of our organization and its operations.

This year, we began a new chapter in meeting development needs across Asia and the Pacific. With the merger of the bank's concessional Asian Development Fund lending operations with the ordinary capital resources balance sheet from the start of the year, ADB has a solid capital base to support our operations going forward.

The merger has already helped ADB deliver another record year of operations in 2017.

ADB's new performance measure, commitments—loans, grants, and investments signed by finance recipient countries and entities—reached $20.1 billion. This is a significant increase from $13.3 billion in 2016 and $16.2 billion in 2015. Of the $20.1 billion committed in 2017, nonsovereign (primarily private sector investments) accounted for $2.3 billion, a 31% increase on 2016.

Technical assistance, meanwhile, increased by 11% to $201 million.

We approved $19.1 billion in new financing from the bank's own resources in 2017, well on the way to our 2020 target of $20 billion. Disbursements and cofinancing, however, fell short of our targets. Disbursements are essential to make a difference on the ground, while mobilizing cofinancing is critical to realizing the Sustainable Development Goals. We will come up with concrete measures to increase disbursements and cofinancing, building on the new ADB procurement policy approved in April 2017 and ongoing efforts to leverage the bank's resources.

Although ADB's record level of investment is helping to improve the lives of millions, the need for development finance in Asia and the Pacific continues to escalate. More than 1.24 billion people live on less than $3.20 a day, over 400 million have no access to electricity, 300 million do not have safe drinking water, and 1.5 billion lack basic sanitation. ADB has estimated that Asia and the Pacific must spend $1.7 trillion a year on infrastructure through to 2030 to maintain its growth momentum, eradicate poverty, and respond to rising inequality and climate change.

We continue to combine finance with innovative solutions to respond better to the region's diverse and specific

 **"The merger of ADB's concessional Asian Development Fund lending operations with the ordinary capital resources balance sheet has helped ADB deliver another record year of operations in 2017."**

challenges and needs, such as rapid urbanization, climate change, and growing demand for water and energy.

In 2017, we helped introduce satellite data and remote sensing to improve irrigation in Indonesia and Pakistan, pilot test climate-smart agriculture practices in Bangladesh, introduce contingent financing in the Pacific small island states to address disaster resilience, and implement social welfare reforms to promote human development in Mongolia. We also intensified efforts to meet the growing demand for nonsovereign loans in local currencies.

On the funding side, ADB introduced innovative finance products such as health and gender bonds.

In addition to our history book, *Banking on the Future of Asia and the Pacific: 50 Years of the Asian Development Bank*, published at the 50th annual meeting in Yokohama during May, we delivered two high-impact knowledge works in 2017. The first was *Meeting Asia's Infrastructure Needs*, which has been widely quoted by media, academics, and other international institutions. The second was *A Region at Risk: The Human Dimensions of Climate Change in Asia and the Pacific*. We also hosted such important events as the Asia Clean Energy Forum and Regional Cooperation and Integration Week.



President Nakao opens a knowledge-sharing series at ADB headquarters in Manila in January. He discussed ADB's 5 decades of history, the future of the organization, and economic development in Asia and the Pacific.

Internally, we continued reforms to make the most of the bank's human resources. A new Mobility Framework provides more opportunities to staff for career development. Work from Home guidelines were updated to allow more flexible and productive work arrangements. The Respectful Workplace initiative is now in place, and the special unit set up for this purpose is operational. We are also making progress in improving gender balance within ADB. The representation of women among international staff increased to a new high of 35% in 2017. Through persistent action we will achieve our target of 40% by the end of 2022.

All of this sets a platform to help Asia and the Pacific tackle increasingly diverse development challenges.

Takehiko Nakao

TAKEHIKO NAKAO
President and Chairman
of the Board of Directors

MANAGEMENT TEAM

      

Left to right: Vice-Presidents Stephen P. Groff, Wencai Zhang, Bambang Susantono, Diwakar Gupta, Deborah Stokes, Ingrid van Wees; The Secretary Woochong Um.

BOARD OF DIRECTORS



Front, left to right: Directors Pierre-Emmanuel Beluche, Takeshi Kurihara, Syurkani Ishak Kasim, Zhijun Cheng, President and Chairman of the Board Takehiko Nakao, Kshatrapati Shivaji, Muhammad Sami Saeed, Helmut Fischer, In-chang Song, Anuar bin Ariffin. *Back, left to right:* Alternate Directors Michael Strauss, Johannes Schneider, Masashi Tanabe, Mario Di Maio, Wenxing Pan, Scott Dawson, Mahbub Ahmed, Paul Dominguez, Philip Rose, Bobur Khodjaev, Som Lal Subedi, Joar Strand.

The Board of Directors provides strategic direction to ADB and ensures that shareholder guidance is implemented. The bank's 67 members are represented on the Board through 12 constituencies, each with a director and an alternate director. In 2017, the Board held 43 formal meetings and 44 informal sessions. It approved 106 loans, grants, financing facilities, equity investments, and guarantees. It also endorsed new country partnership strategies for Afghanistan, India, Kazakhstan, the Lao People's Democratic Republic, Mongolia, Myanmar, Sri Lanka, and Turkmenistan.

MAJOR INITIATIVES

The merger of the lending operations of the Asian Development Fund with ADB's ordinary capital resources on 1 January 2017 roughly tripled the bank's risk-bearing capacity and enabled a significant increase in lending. To ensure that the bank continues to hold sufficient capital to manage all material risks, including increased credit risk from expanded operations following the merger, the Board approved in February 2017 a revised capital adequacy framework with a new minimum equity–loan ratio for financial planning, together with close monitoring of ADB's capital utilization. Given the planned increase in the bank's nonsovereign operations, the Board also revised its exposure limits for these operations and endorsed the introduction of an economic capital planning framework.

The Board supported a new framework to streamline the bank's procurement policy. The framework emphasizes quality and value for money in procurement decisions, in addition to efficiency, fairness, and transparency. It will allow more flexibility in meeting client needs, while ensuring that the bank's fiduciary, governance, and anticorruption requirements are satisfied.

The Board also approved reforms designed to reduce financial risks associated with the staff retirement plan and improve the plan's long-term sustainability. These reforms included introducing a defined contribution scheme, a higher retirement age for staff who joined ADB after October 2017, more balanced risk-sharing strategies between the bank and its staff, and stronger governance aligned with international best practice.

During its informal sessions, the Board provided guidance on strategy and policy issues, including the preparation of a new corporate strategy, ADB's engagement with middle-income countries, a review of the bank's Public Communications Policy, and a new climate change operational framework. It also provided guidance on the development of significant and innovative investment proposals, such as a disaster resilience program and a renewable energy investment facility for the Pacific, as well as reforms to promote sustainable energy in Pakistan.

In addition, the Board held discussions with staff on ADB's programs and projects in energy and transport. Board members also discussed the bank's efforts to maintain a respectful workplace and ADB's framework for independent evaluation.

COMMITTEES

Board members serve on committees that are organized to oversee aspects of ADB's operations and governance. Six committees supported the Board in 2017: Audit, Budget Review, Compliance Review, Development Effectiveness, Ethics, and Human Resources.

The Audit Committee oversaw the annual internal audit work plan and the operations of the Office of Anticorruption and Integrity. The committee also reviewed and discussed initiatives on information technology, cybersecurity, and organizational resiliency, including the establishment of an active disaster recovery site in Geneva, Switzerland.

The Budget Review Committee assessed the shift to monitoring ADB's performance based on commitments (signed loan agreements) rather than approvals, and reviewed proposals for inclusion in the 2018 administrative budget.

It also considered budgetary priorities for operational areas and measures to optimize capital expenditures.

The Compliance Review Committee reviewed actions on complaints raised under the bank's Accountability Mechanism.

The Development Effectiveness Committee oversaw the work program of the Independent Evaluation Department and reviewed significant evaluations such as those covering strategic directions for Strategy 2030, support for gender equality, results-based lending, the bank's operations in India, and the role of its credit-enhancement products.

The Human Resources Committee considered important reforms to staff retirement, recruitment, and performance management. It also discussed new policies for maintaining a respectful workplace, flexible work practices, and staff satisfaction and engagement.

PARTNERSHIPS

The Board values exchanging ideas and opinions with ministers and senior government officials and representatives of bilateral and multilateral development partners. In April, the Board held a colloquium with Sri Mulyani Indrawati, ADB Governor and Finance Minister of Indonesia, who discussed Indonesia's development priorities.

To gain first-hand knowledge of development needs across Asia and the Pacific, small groups of Board members visit selected member countries each

year. These visits allow Board members to observe ADB operations and engage in dialogue with a wide range of stakeholders.

In March, Board members visited Samoa and the Cook Islands, where they met with the prime ministers and finance ministers of both countries; senior ministry officials; and representatives of development partners, civil society organizations, and the private sector. ADB is highly regarded in both countries as a reliable partner in supporting renewable energy, transport infrastructure, internet connectivity, agribusiness, and social assistance programs.

In June, Board members visited Tajikistan and Kazakhstan. They met with the President of Tajikistan and the Prime Minister of Kazakhstan, senior officials and other stakeholders, including civil society and private sector groups and project beneficiaries.

In October, Board members visited India and Thailand. In India, they met with the ADB Governor and Minister of Finance of India, and other federal and state officials. The group visited ADB-supported projects in transport, urban infrastructure, and energy, and met with project stakeholders and civil society organizations. In Thailand, Board members met with the Prime Minister and the ADB Governor and Minister of Finance. The group also visited ADB-supported projects in renewable energy and public transport. ■

 

During a visit to Kazakhstan in June, ADB directors met with Prime Minister Bakytzhan Sagintayev and the Minister of National Economy and ADB Governor Timur Suleimenov. The delegation discussed ADB's support for regional cooperation in trade, transport, and energy, particularly through the Central Asia Regional Economic Cooperation Program.

FINANCIAL HIGHLIGHTS

2017 COMMITMENTS

$20.1 B
Loans, Grants, and Others

$201 M
Technical Assistance

$11.9 B
Cofinancing, including Trust Funds

ADB Commitments,[a] 2013–2017 ($ million)

Item	2013	2014	2015	2016	2017
Loans, Grants, and Others					
By Source					
Regular Ordinary Capital Resources	**9,310**	**11,037**	**13,059**	**10,972**	**17,230**
Loans	9,262	10,737	12,894	10,708	16,445
Equity Investments	48	299	152	96	287
Guarantees	–	–	12	168	498
Concessional Resources	**4,630**	**2,871**	**3,125**	**2,289**	**2,867**
Concessional Ordinary Capital Resources Loans[b]	3,451	2,621	2,570	1,807	2,272
Asian Development Fund Grants	1,179	251	555	481	595
Regular Ordinary Capital and Concessional Resources	**13,940**	**13,908**	**16,184**	**13,260**	**20,097**
Special Funds[c]	8	0	7	9	2
Grants	8	0	7	9	2
Subtotal	**13,948**	**13,908**	**16,191**	**13,270**	**20,099**
By Operations					
Sovereign	**13,280**	**12,019**	**14,559**	**11,519**	**17,812**
Loans	12,092	11,768	13,997	11,028	16,717
Guarantees	–	–	–	–	498
Grants	1,188	251	562	491	597
Nonsovereign	**668**	**1,889**	**1,632**	**1,750**	**2,287**
Loans	621	1,590	1,467	1,486	2,000
Equity Investments	48	299	152	96	287
Guarantees	–	–	12	168	–
Subtotal	**13,948**	**13,908**	**16,191**	**13,270**	**20,099**
Technical Assistance					
Sovereign	148	138	146	170	192
Nonsovereign	6	8	4	11	9
Subtotal	**154**	**146**	**151**	**180**	**201**
Cofinancing Including Trust Funds					
Sovereign	**3,550**	**4,222**	**6,439**	**6,369**	**5,976**
Trust Funds Administered by ADB	317	190	187	397	146
Bilateral	1,815	999	1,626	2,577	3,385
Multilateral	1,347	2,757	4,330	3,310	2,135
Others[d]	72	277	296	85	310
Nonsovereign[e]	**2,705**	**4,565**	**3,759**	**5,654**	**5,947**
Subtotal	**6,255**	**8,787**	**10,198**	**12,022**	**11,922**
TOTAL	**20,357**	**22,841**	**26,540**	**25,472**	**32,222**

– = nil, 0 = less than $500,000.
Note: Numbers may not sum precisely because of rounding.
[a] Commitment is the financing approved by ADB's Board of Directors or Management for which the investment agreement has been signed by the borrower, recipient, or the investee company and ADB. It is the amount indicated in the investment agreement that may or may not be equal to the approved amount, depending on the exchange rate at the time of signing. In the case of official and commercial cofinancing not administered by ADB for which the signed amount is not readily available, the approved amount is used.
[b] Formerly Asian Development Fund loans. Effective 1 January 2017, ADB transferred loans and other assets from the Asian Development Fund to ordinary capital resources in accordance with the Board of Governors' resolution authorizing the termination of the Asian Development Fund's lending operations and retaining the Asian Development Fund as a grant-only operation.
[c] Special funds other than Asian Development Fund such as the Asia Pacific Disaster Response Fund and the Climate Change Fund.
[d] "Others" includes private sector cofinancing through foundations and corporate social responsibility programs, and any public source, such as national development banks, that do not fall under official cofinancing.
[e] Nonsovereign cofinancing includes commercial cofinancing such as trade finance program cofinancing, B loans, and parallel loans, among others. B loans are cofinancing arrangements involving the coordinated process of pooling funds from various sources for a single borrower or grant recipient, and/or distributing related risks among such other financiers.

Regular Ordinary Capital and Concessional Resources Commitments by Region, 2013–2017 ($ million)

Region	2013	2014	2015	2016	2017
Central and West Asia	3,910	3,696	4,462	3,739	5,719
East Asia	2,725	1,825	2,023	1,873	2,671
Pacific	198	424	80	381	736
South Asia	2,691	5,408	5,168	3,503	6,761
Southeast Asia	4,381	2,356	4,409	3,683	4,039
Regional	35	198	43	81	171
TOTAL	**13,940**	**13,908**	**16,184**	**13,260**	**20,097**

COMMITMENTS BY REGION, 2017
(ORDINARY CAPITAL AND CONCESSIONAL RESOURCES)



SOUTH ASIA — 34%
CENTRAL AND WEST ASIA — 28%
SOUTHEAST ASIA — 20%
EAST ASIA — 13%
PACIFIC — 4%
REGIONAL — 1%

Regular Ordinary Capital and Concessional Resources Commitments by Sector, 2013–2017 ($ million)

Sector	2013	2014	2015	2016	2017
Agriculture, Natural Resources, and Rural Development	1,336	557	916	981	1,525
Education	400	617	905	619	710
Energy	2,692	4,705	3,280	2,984	6,256
Finance	621	1,218	2,392	1,607	2,761
Health	149	50	330	226	211
Industry and Trade	73	71	412	552	357
Information and Communication Technology	–	50	169	25	70
Public Sector Management	1,658	1,180	2,084	1,755	1,250
Transport	5,330	3,859	3,996	2,855	5,385
Water and Other Urban Infrastructure and Services	1,681	1,601	1,702	1,658	1,572
TOTAL	**13,940**	**13,908**	**16,184**	**13,260**	**20,097**

– = nil.

COMMITMENTS BY SECTOR, 2017
(ORDINARY CAPITAL AND CONCESSIONAL RESOURCES)



ENERGY — 31%
TRANSPORT — 27%
FINANCE — 14%
WATER AND OTHER URBAN INFRASTRUCTURE AND SERVICES — 8%
AGRICULTURE, NATURAL RESOURCES, AND RURAL DEVELOPMENT — 8%
PUBLIC SECTOR MANAGEMENT — 6%
EDUCATION — 4%
INDUSTRY AND TRADE — 2%
HEALTH — 1%

FINANCIAL HIGHLIGHTS

DISBURSEMENTS FOR LOANS AND GRANTS, 2013-2017
($ million)



Year	Amount
2013	8,542
2014	10,009
2015	12,225
2016	12,262
2017	11,126

Portfolio, 2013-2017 ($ million)

Item	2013	2014	2015	2016	2017
A. Ongoing Projects[a]					
By Source					
Regular Ordinary Capital Resources	45,163.8	49,130.4	55,484.7	57,970.1	66,271.5
Concessional Resources					
Loans	11,849.5	12,497.0	12,949.1	13,685.0	14,532.0
Grants	4,519.1	4,433.9	4,667.0	4,601.5	4,654.2
By Operations					
Sovereign	54,979.6	58,531.4	65,217.2	67,007.6	74,570.9
Nonsovereign	6,552.8	7,530.0	7,883.6	9,249.0	10,886.8
B. Disbursements					
By Source					
Regular Ordinary Capital Resources					
Loans	5,985	7,368	9,667	9,763	8,717
Equity Investments	166	190	123	79	242
Debt Securities	–	–	–	148	75
Concessional Resources					
Loans	1,975	2,203	2,048	2,027	1,926
Grants	576	429	503	463	481
Other Special Funds	6	9	7	9	2
By Operations					
Sovereign[b]	7,784	8,970	10,781	10,746	10,072
Nonsovereign	924	1,229	1,567	1,743	1,371
C. Net Resources Transfer to Developing Member Countries	422	3,247	6,546	5,251	3,553

- = nil.
[a] Ongoing projects refer to all loans, grants, equity investments, and guarantees approved and not financially closed. Nonsovereign consists of outstanding balances plus undisbursed balances.
[b] Includes Asian Development Fund and Other Special Funds grants.

INSTITUTIONAL HIGHLIGHTS

Item	2013	2014	2015	2016	2017
A. Staff					
Staff[a] **(number)**	**2,969**	**2,990**	**3,098**	**3,085**	**3,127**
International Staff	1,083	1,074	1,104	1,103	1,136
National and Administrative Staff	1,886	1,916	1,994	1,982	1,991
National Staff	686	729	763	762	790
Administrative Staff	1,200	1,187	1,231	1,220	1,201
International Staff Location[a] **(number)**	**1,083**	**1,074**	**1,104**	**1,103**	**1,136**
Resident Missions[b]	134	143	150	160	182
Headquarters	949	931	954	943	954
International Staff Gender[a] **(number)**	**1,083**	**1,074**	**1,104**	**1,103**	**1,136**
Male	708	703	731	728	736
Female	375	371	373	375	400
B. Internal Administrative Budget ($ '000)	576,604	598,388	617,701	635,624	646,988

[a] "Staff" refers to all international staff, national staff, and administrative staff. The figures exclude Management, Board of Directors, and Secondees.
[b] Includes staff in outposted positions and in ADB's Philippines Country Office.

ADB RESOURCES AND FINANCIAL DATA ($ million)

Item	2013	2014	2015	2016	2017
Ordinary Capital Resources					
Selected Balance Sheet Data					
Total Assets	115,868	115,660	117,697	125,854	182,381
of which					
Loans Outstanding - Operations	53,088	55,890	61,941	67,599	101,008
Investments for Liquidity Purpose	24,452	23,006	23,309	26,025	36,478
Equity Investments - Operations	819	862	862	814	1,185
Total Liabilities	98,730	98,722	100,251	108,640	132,112
of which					
Outstanding Borrowings[a]	61,615	62,688	66,054[b]	74,476[b]	87,281[b]
Total Equity[c]	17,138	16,938	17,446	17,214	50,269
of which					
Paid-in Capital	5,885	6,131	6,433	6,399	7,002
Reserves[d]	11,253	10,807	11,013	10,815	43,267[e]
Income Statement Data					
Total Revenue	1,035	973	1,029	1,532	2,625
Total Expenses	(813)	(681)	(768)	(1,163)	(1,869)
Net Realized Gains	194	288	56	158	9
Net Unrealized Gains (Losses)	150	(193)	239	(520)	9
Net Income	566	387	556	7	774[f]
Operating Income[g]	469	571	343	521	725
Annual Borrowings[h]	11,975	14,249	18,948	20,602	28,593
of which					
Thematic Bonds	353	284	687	1,300	1,662
Local Currency Fundings[i,j]	98	301	245	617	744
Equity to Loans Ratio (%)	31.66	30.33	27.80	25.92	49.96
Asian Development Fund Resources[k]	35,465	33,319	32,522	32,581	2,067[e]
Special Funds Resources (Other than ADF) - Uncommitted Balances					
Technical Assistance Special Fund	330	221	147	41	400
Japan Special Fund[l]	100	102	105	106	107
ADB Institute	9	8	9	10	12
Regional Cooperation and Integration Fund	5	8	8	6	14
Climate Change Fund	14	10	11	8	20
Asia Pacific Disaster Response Fund	5	4	17	8	26
Financial Sector Development Partnership Special Fund	7	7	7	7	5
Total	469	361	304	186	584



EQUITY TO LOANS RATIO (%)

ADF = Asian Development Fund, OCR = ordinary capital resources.
[a] Includes accrued interest and commission.
[b] Includes unamortized premium and/or discounts.
[c] As of 31 December 2017, authorized and subscribed capital amounted to $151,512 million and $151,169 million, respectively.
[d] Reserves includes ordinary reserve, special reserve, loan loss reserve, surplus, net income after appropriation, net notional amounts required to maintain value of currency holdings, cumulative revaluation adjustment, and accumulated other comprehensive income or loss. In 2017, reserves includes the one-time income from ADF asset transfer.
[e] The transfer of ADF loans and other assets to OCR effective 1 January 2017 resulted in the increase in OCR reserves and decrease in ADF resources in 2017.
[f] 2017 Net Income refers to net income after allocation of one-time income from ADF asset transfer to Ordinary Reserve.
[g] Operating Income is a statutory net income before unrealized gains (losses) and ADB's proportionate share in unrealized gains or losses from equity investment accounted for under the equity method.
[h] Excludes short-term borrowings.
[i] Local Currency Funding includes bond, swaps, and repo.
[j] Includes $78 million equivalent Indian Rupee-Linker Green Bonds.
[k] ADF balances include nonnegotiable, noninterest-bearing demand obligations on account of contributions.
[l] Japan Special Fund resources include Asian Currency Crisis Support Facility uncommitted balance and net accumulated investment income.

1 RESPONDING TO THE NEEDS OF ASIA AND THE PACIFIC



Vehicles travel on the 244-kilometer Noi Bai–Lao Cai Highway in Viet Nam. ADB supported this vital link in the Greater Mekong Subregion Northern Economic Corridor.

The Asia and Pacific region has witnessed significant development progress, and is now the world's fastest-growing region.

In 2017, gross domestic product across developing Asia expanded by 6.1%, contributing about 60% to total global gross domestic product growth. Growth across developing Asia was supported by a rebound in global trade— a welcome development given the sluggish pace of world trade since the global financial crisis of 2008— and robust private consumption. Healthy expansion in many of the region's largest economies bolstered the composite growth figure, while a gentle upturn in global food and fuel prices has provided relief to commodity producers, without derailing growth for commodity importers. Developing Asia is

well positioned to face any global headwinds and sustain its growth momentum.

The region, however, remains home to over 1.24 billion of the world's poor, who live on less than $3.20 a day, with 326 million of those people living on less than $1.90 a day and classified as extremely poor.

New and more complex challenges brought by rising inequality, rapidly changing technologies, urbanization, and demographic transitions have emerged across Asia and the Pacific. Environmental pressures have intensified and threaten the sustainability of development efforts. Infrastructure, while improving, remains inadequate to service basic human needs in many parts of the region, and the investment required to address infrastructure shortfalls remains substantial.

THE IMPORTANCE OF SUSTAINABLE INFRASTRUCTURE

Infrastructure investment in Asia and the Pacific has not kept pace with the needs of the region's growing population and the demands brought by rapid economic growth: over 400 million Asians are still without connections to electricity; roughly 300 million have no access to safe drinking water; 1.5 billion people lack basic sanitation. The quality of infrastructure also remains a problem. Many countries face regular power outages, waterborne diseases, underdeveloped road and rail networks, and severe traffic congestion in cities.

In February 2017, ADB published research that estimated the infrastructure investment required in Asia and the Pacific over 2016 to 2030 at $26 trillion. This equates to an infrastructure spend of $1.7 trillion every year to maintain the region's growth momentum, eradicate poverty, and respond to climate change (see box on page 13).

Decisions on infrastructure development—including types of infrastructure and technologies used—have significant implications for advancing commitments made under the Sustainable Development Goals (SDGs) and the Paris Agreement on Climate Change. Cleaner and more disaster-resilient technologies are needed to design and build infrastructure that reduces greenhouse gas emissions and enhances resilience to the adverse impacts of climate change.

To support this, ADB is seeking to deliver more sustainable infrastructure: that which is designed, built, and operated to be durable, socially equitable, and economically and environmentally viable.

IMPACT OF MERGER ON ADF LENDING OPERATIONS AND OCR BALANCE SHEET

Effective 1 January 2017, ADB's total equity increased almost threefold to $48 billion following the transfer of Asian Development Fund lending operations and other assets to its ordinary capital resources balance sheet (refer to *ADB Annual Report 2016*, Special Appendix). With its significantly strengthened financial capacity, ADB is poised to do more to meet its developing member countries' (DMCs) needs, including addressing infrastructure deficits.

In 2017, ADB committed $17.8 billion in sovereign operations, $2.3 billion in nonsovereign operations, and $201 million in technical assistance. Commitments in regular ordinary capital resources amounted to $17.2 billion, and concessional loans, grants, and special fund resources amounted to $2.9 billion. Together with cofinancing, the bank's commitments reached $32.2 billion in 2017.

STRATEGIC FOCUS

Under its long-term strategic agenda, ADB works to ensure that growth in each of its DMCs is more inclusive and environmentally sustainable, while also maintaining an emphasis on regional cooperation and integration.

Just as the pace of economic growth in Asia and the Pacific must be sustained and increased, more attention must be paid to the quality and patterns of growth. There must be increased effort to promote **inclusive growth** that creates and expands economic opportunities, and provides adequate social safety nets, for those currently missing out on the benefits of development. In Afghanistan, ADB committed $330 million to construct a national highway and provide basic infrastructure facilities such as small-scale

SUSTAINABLE INFRASTRUCTURE IN ASIA AND THE PACIFIC

Infrastructure plays a critical role in generating inclusive economic growth and reducing poverty across Asia and the Pacific. Support for sustainable infrastructure—that which is designed, built, and operated to be durable, socially equitable, and economically and environmentally viable—remains central to ADB operations. Infrastructure accounts for about 70% of the bank's investments, with an emphasis on the Sustainable Development Goals and the global climate change agenda.

ADB looks to develop inclusive infrastructure to ensure that safe, reliable, and affordable energy, transport, water supply and sanitation, and other urban services reach the poor, vulnerable, and disadvantaged. ADB complements these investments with assistance in education, health, agriculture, and finance. Cross-border infrastructure such as roads, railways, and electricity transmission lines are also priorities in expanding economic opportunities through regional cooperation and integration.

ADB's infrastructure operations aim to contribute to environmentally sustainable and low-carbon development, and to increase resilience to climate change and natural hazards. These objectives are pursued through investments in renewable energy, energy efficiency, urban mass transport and other low-carbon modes of travel, climate change and disaster resilience, and adherence to environmental and social safeguards.

ADB also ensures that operational sustainability is embedded in infrastructure project designs. The bank provides assistance to enhance public financial management to improve cost recovery, improve revenue generation to ensure sufficient resources for ongoing operations, and implement performance-based contracts for asset maintenance.

To add value in infrastructure investments, ADB promotes the use of high-level technology and innovative solutions. It emphasizes quality in procurement, strengthens capacity and expertise within developing member countries, forges partnerships with centers of excellence, and mobilizes support for groundbreaking pilot projects.

Because public resources are limited, ADB works to develop sustainable infrastructure projects attractive to the private sector. It promotes public–private partnerships by helping developing member countries create suitable investment climates, sound market regulations, and stronger government institutions. The bank offers transaction advisory services to public and private sector clients in developing, structuring, and completing projects under public–private partnerships. To reduce risks and draw financing from a broader investment base, ADB also provides innovative financing products such as green bonds, guarantees, infrastructure funds, and other credit-enhancement facilities.



Students watch a welding demonstration at the Khuruthang Vocational Training Institute in Bhutan. ADB has helped establish six training institutes for poor students across the country.

irrigation schemes, schools, and clinics. In Nepal, ADB committed $154.9 million for a power project to supply cleaner and more reliable electricity for 400,000 people in the Kathmandu Valley, reducing dependence on diesel generators and improving air quality, public health, and living conditions. To address youth unemployment in the Philippines, ADB committed $300 million to help youth transition from school to work.

ADB contributed to **environmentally sustainable** growth by supporting investments in sustainable infrastructure, conservation and restoration of natural capital, and strengthening environmental governance and climate change mitigation and adaptation. Several innovative projects were committed in 2017, including loans and grants for urban environmental improvement, urban public transport, railways, air quality improvement, and green finance. For instance, ADB signed the second tranche of $66 million for a coastal protection investment program designed to check coastal erosion on the western coast in Karnataka, India. The investment program will address coastal protection needs using environmentally and socially appropriate solutions, with a focus on

green and nature-based options such as artificial reefs, beach nourishment, and dune management. The bank finalized an institutional framework that provides direction and guidance for enhancing climate resilience and strengthening climate actions in ADB operations and business processes over 2017–2030 (see box on page 17). Across 2017, ADB invested $4.5 billion in climate change funding in 2017 from its own resources for 74 approved projects and 45 technical assistance projects, while mobilizing an additional $696 million from external financing, bringing total climate finance to $5.2 billion.

ADB invested $6.2 billion in 2017 to support **regional cooperation and integration**. The second tranche of the Greater Mekong Subregion Ben Luc–Long Thanh Expressway project in Viet Nam, which will increase the competitiveness of the regional economies along the Greater Mekong Subregion Southern Economic Corridor, was also signed. ADB provided a loan to support Guangxi Zhuang Autonomous Region of the People's Republic of China (PRC) to develop modern technical and vocational education and training (TVET), facilitating cross-border movement of skilled labor with Association of Southeast Asian Nations countries. The bank signed a

$21.8 million loan agreement with Nepal to help modernize its trade processes and harmonize them with international customs standards. ADB also signed a loan to help a global agribusiness company to scale up and introduce climate-controlled greenhouse technology for flower and vegetable production in Viet Nam, the PRC, and Indonesia, enabling smallholder farmers to participate in global and regional value chains.

SUSTAINABLE DEVELOPMENT GOALS

ADB is committed to the SDGs, which were adopted by 191 governments in September 2015. The SDGs represent a framework for the development efforts of all countries, linking people, planet, and prosperity. In 2017, ADB delivered the first outputs of its renewed partnership with the United Nations Development Programme and the United Nations Economic and Social Commission for Asia and the Pacific. These included a joint report on promoting prosperity and eradicating poverty in Asia and the Pacific. The report considered new opportunities to manage the region's transition from being largely rural to largely urban, and for building more sustainable infrastructure. ADB also helped develop a web-based platform to monitor progress across Asia and the Pacific in achieving the SDGs.

PRIORITY SECTORS

ADB committed $6.3 billion to investments in the energy sector in 2017, comprising 31% of total commitments. In line with its climate finance target of investing $3 billion by 2020 through **clean energy** investments, ADB approved $2.04 billion for renewable energy and energy efficiency projects in 2017. Through these investments in 25 projects, ADB will help generate 1,557 megawatts of additional capacity from renewable energy sources, save 738 gigawatt-hours of electricity each year, and avoid 11.8 million metric tons CO_2-equivalent per year. To improve air quality in the PRC, ADB approved the application of advanced low-carbon technologies in power generation, transport, industry, and district heating systems. This project will also help establish an industrial zone with integrated smart technology to promote energy efficiency and launch an energy service company specializing in sustainable energy solutions. In the Pacific, an innovative financing facility was created to scale up clean energy projects by bringing small projects together to achieve economies of scale and minimize transaction costs in project implementation. In Indonesia, the bank's second results-based lending program in energy was approved to develop the electricity distribution network in the country's east, connecting businesses and households and enhancing the quality of life of around 7 million Indonesians. These projects will further boost the efforts of individual DMCs to achieve their nationally determined contributions to the Paris Agreement and keep ADB on track to meet its climate finance targets.

In 2017, ADB committed $5.39 billion in loans and grants for 36 **transport** projects, including multisector projects with transport components. These investments represent 26.8% of ADB's total commitments for 2017. The bank maintained a focus on promoting affordable, accessible, safe, and environment-friendly modes of transport across Asia and the Pacific. In Azerbaijan, it approved $400 million for a railway sector development program, including a policy-based loan to support railway sector reforms, and a project loan to rehabilitate 166 kilometers of double-line main track on the North–South Railway Corridor. Through a $150 million loan to the PRC,



ANALYZING THE INFRASTRUCTURE NEEDS OF ASIA AND THE PACIFIC



Developing Asia, comprising 45 ADB member economies, needs to invest $26 trillion from 2016 to 2030, or $1.7 trillion a year, to meet its infrastructure requirements (taking into account the costs of climate change mitigation and adaptation).

Of the $26 trillion, $14.7 trillion will be required for energy, $8.4 trillion for transport, $2.3 trillion for telecommunications, and $800 billion for water supply and sanitation. Without climate change mitigation and adaptation costs, baseline infrastructure investment needs for 2016–2030 will be $3.6 trillion lower, but still almost $1.5 trillion a year.

Climate mitigation costs are estimated at $200 billion annually, primarily for investments in renewable energy, smart grids, and energy efficiency. Transport is also important in climate mitigation, mainly by encouraging shifts to modes of transport (public transit and railways) that reduce overall greenhouse gas emissions.

The infrastructure investment gap over 2016–2020 is estimated at $460 billion annually. To bridge this gap, fiscal reforms could generate additional revenues, but additional financing will be required from the private sector and other sources. ADB will support regulatory and institutional reforms in its developing member countries to make infrastructure more attractive to private investors. The bank will also help governments be more proactive in promoting public–private partnerships, and assist in deepening capital markets to help channel the region's substantial savings into productive infrastructure investment.

Source: ADB. 2017. *Meeting Asia's Infrastructure Needs*. Manila.



> **"The opening of the metro station significantly improved my life. It now takes much less time to get to work and it's more comfortable. I also have more spare time."**
>
> – Tbilisi resident Mikheil Iashvili discussing an ADB-supported metro rail project in Georgia's capital

ADB is helping introduce a high-quality, zero-emissions bus rapid transit network using modern electric trolley buses in Jinan, Shandong. The project will help improve environmental quality, reduce health hazards, shorten travel times, and lower costs for Jinan residents. In Papua New Guinea, ADB is providing financing of $302 million for the rehabilitation, upgrading, and maintenance of the Highlands Highway—the country's most strategic national road, traversing its most populous and resource-abundant region—to improve road safety and logistics for agricultural producers. In Sri Lanka, a $4 million nonsovereign loan was approved to commission piers with ship-lifting and transfer capacity for small vessel repair in Colombo.

ADB committed $1.57 billion for 19 **urban sector** projects including urban sector components of multisector projects. This represents 7.8% of ADB's total commitments for 2017. A $200 million project for Pakistan will help develop climate-resilient urban infrastructure services in selected cities of Punjab province. ADB will also be financing a second tranche of $66 million to improve conditions in *ger* areas (tent communities) in Ulaanbaatar, Mongolia. In Bangladesh, the bank's additional financing of $200 million will help further strengthen urban governance and improve flood management, sanitation services, and solid waste management in 35 *pourashavas* (municipalities). ADB forged a new knowledge partnership with the University of Tokyo to build the capacity of ADB staff and DMCs in infrastructure investment planning and the use of spatial information systems in the bank's operations. It also approved the establishment of the Cities Development Initiative for Asia (CDIA) Trust Fund under the Urban Financing Partnership Facility. Building on the CDIA program's 10 years of experience in bridging project planning and investment financing gaps, the trust fund will support urban infrastructure investment prioritization and project preparation, including capacity development in DMCs. The governments of Austria, Germany, Sweden, and Switzerland have committed to providing initial financing for the CDIA trust fund.

In 2017, ADB provided loans and grants for **water** components in 19 projects in urban and rural areas. These investments covered projects in water supply and sanitation, irrigation and drainage, flood management, water resources management, and hydropower generation. ADB's Water Financing Partnership Facility provided support to seven of these projects. The facility received an additional contribution of $9.5 million from the Government of the Netherlands to support future projects that advance work on the water-and-food security nexus. ADB approved its first results-based lending program for a water project, providing $500 million for Indonesia's irrigation program to improve rural livelihoods and enhance food security. In the PRC, the bank approved two projects—in the provinces of Ghizou ($150 million) and Shanxi ($100 million)—to enhance the management of water resources, support environmental restoration, and improve climate resilience. In Bangladesh, ADB launched a book featuring how a series of investments since 2007, particularly the $200 million ADB-financed Dhaka Water Supply Sector Development Program, has helped transform the Dhaka Water Supply and Sewerage Authority into one of South Asia's best-performing public utilities. ADB's investment program in Dhaka Water Supply and Sewerage Authority provided a breakthrough in approaching urban development, particularly the delivery of clean, reliable, and affordable water to the poor. Through this and similar investments in the different subsectors of water, ADB is helping expand access to clean water and sanitation, improve irrigation productivity and efficiency, and enhance overall water security.

ADB committed $710 million in loans and grants for nine **education** projects, including multisector projects with education components. These represent 3.5% of ADB's total commitments and are estimated to benefit more than 800,000 students. The bank supported a regional project to improve the quality of basic education in the Pacific; skills development projects in Bangladesh, the Kyrgyz Republic, and the PRC; a secondary education project in Myanmar; and a broad education sector loan to Viet Nam. ADB established a partnership with ITE Education Services, Singapore and is exploring partnerships with the Peking University (PRC) and the National Institute of Education International, Singapore. These partnerships will publish research to help improve course quality in TVET, secondary education, and higher education. ADB also approved technical assistance to promote innovation in education and to help establish an education partnership platform to improve the quality of projects. ADB's flagship event in education, the 7th International Skills Forum, focused on emerging skills and jobs in the context of fast-evolving technological change.

ADB committed $2.76 billion in loans and grants for 22 **finance** sector projects, including multisector projects with finance components. These investments represent 13.7%


Students on their way to school in the Kyrgyz Republic. ADB provided $710 million in loans and grants to education projects across Asia and the Pacific in 2017.

of ADB's total commitments for 2017. The bank signed a first tranche of $260 million (under a $526 million financing facility) to increase infrastructure investments in Bangladesh by supporting climate mitigation projects, particularly renewable energy and energy efficiency facilities in rural areas. In Mongolia, a policy-based loan of $100 million was approved to support government policy actions in strengthening and stabilizing the banking sector. In Indonesia, ADB approved a $400 million loan to support the government in developing the country's finance sector and make it more inclusive. The bank also initiated investments in high-level technology through pilot projects in selected DMCs, including cloud technology for core banking in the Philippines. In November, ADB signed a memorandum of understanding with the Alliance for Financial Inclusion to enhance peer learning and knowledge sharing of

financial inclusion policies. ADB also hosted the Second Asia Finance Forum: FinTech and Sustainable Development, attended by more than 400 participants from 40 countries.

ADB committed $211 million for three **health** sector projects, which represents 1% of ADB's total commitments for 2017. This includes $80 million of a $100 million project to improve elderly care in the PRC, as well as $30 million of a $60 million equity investment in OrbiMed Asia Partners III to support private sector health investments. Additionally, $101 million from a project to strengthen regional health security in the Greater Mekong Subregion was committed in 2017. Among its technical assistance in 2017, ADB committed funding to help prepare a long-term health strategy for Mongolia and improve hepatitis screening in the country. The bank also approved project preparatory technical assistance for Bhutan, Kazakhstan, Pakistan, Papua New Guinea, the PRC,

Samoa, Sri Lanka, Tonga, Tuvalu, and Vanuatu. ADB completed case studies to promote investments in malaria elimination, and organized knowledge events to support universal health coverage in DMCs. These events included 21st century SMART Hospitals for Universal Health Coverage and the Inclusive Growth and Digital Health Conference. ADB also issued its first-ever health bond, worth $100 million, to help expand its health operations.

ADB committed $1.53 billion in 2017 for sovereign and nonsovereign investments in **agriculture, natural resources, and rural development**, comprising 7.6% of ADB's total commitments. Sovereign loans and grants were provided for 14 projects, covering water resources and flood management, irrigation modernization, enhancement of food system supply capacity, development of agricultural value chains, climate-smart agriculture, fishery livelihood improvement, coastal resources management, and rural



A researcher studies aquaculture in Palau. ADB support has helped deliver affordable high-speed broadband connections to this remote Pacific island country.

infrastructure development. Of these 14 projects, six are multisector projects, supporting activities in agroindustry policy and capacity development, flood protection, rural solid waste management, forestry, rural water supply services, land- and water-based natural resources management, agricultural production, and irrigation. Among these projects is a $500 million loan to Indonesia to introduce high-level technologies (aerial surveys, satellite data, and remote sensing with upgraded information systems) to improve farm irrigation by 15% and increase rice yields by 18%, with 4,500 water users' associations as project participants. The bank committed funding for three nonsovereign investments, aimed at livestock farming, animal health and food safety, smallholder farm development, and agriculture value chains.

In Cambodia, ADB implemented a rural development project to improve the livelihoods of 40 communes in the provinces of Kampong Chhnang, Kampong Thom, and Pursat by reducing pressure on the natural resource base of the Tonle Sap River Basin. The project increased areas with secure water supply through improved rural infrastructure; improved livelihood and employment options as farmers achieved an annual rice production

increase of 24% during the wet season and 100% during the dry season; and improved access to credit services with the establishment of close to 600 agribusinesses, on- and off-farm enterprises, savings groups, and cooperatives. The project also increased women's participation in farmer water user's groups to 43% and women's representation in decision-making committees from 17% to 30%.

ADB committed funding to seven operations supporting **social protection** in 2017. The majority of operations for social protection are TVET projects combining access to economic opportunities with social protection to prevent extreme deprivation. ADB has also provided a stand-alone social protection policy-based loan for the second phase of a social welfare support program in Mongolia. Building on the policy reforms achieved in its first phase, the program aims to develop and implement policy actions to ensure that the poor and vulnerable primarily benefit from the country's social welfare programs. It will also promote fiscal sustainability, especially in light of the country's economic slowdown since 2015. ADB also committed close to $15 million in technical assistance to develop DMCs' capacity in social protection policies and programs, and

create a pipeline of social protection projects. These technical assistance projects are helping develop social services for vulnerable children, improve elderly care, raise the quality of TVET, strengthen women's resilience to climate change and disaster risks, and implement strategies for financing social protection.

THEMATIC HIGHLIGHTS

In 2017, 51% of ADB's newly committed projects had components to help empower women and girls. This already exceeds the bank's target to have 50% of its projects support **gender** equity and equality by 2020. In Pakistan, a project supporting Peshawar's first bus rapid transit corridor includes measures to reduce the risk of sexual harassment for women passengers. These measures include bright lighting, closed-circuit television cameras, seating areas exclusively for women, and staff trained to deal with harassment incidents. The measures were recommended in response to findings during project preparation that 90% of women reported feeling unsafe using existing bus services. In 2017, 73% of all completed ADB projects delivered their intended gender equality results, already exceeding the target of 70% set for 2020. These results included women gaining access to jobs and other income opportunities, participating in skills training, and becoming more involved in community and/or domestic decision-making. Through community-based cultural and ecotourism support for a regional project covering the Lao People's Democratic Republic and Viet Nam, ADB provided skills training to 37,000 women, the majority of whom were from minority groups, while also helping 150,000 women gain access to jobs and economic opportunities, improving transportation services, and increasing participation by women in local tourism planning.

Throughout 2017, ADB supported its DMCs to enhance policies and processes related to domestic resource mobilization, public expenditure and financial management, procurement, reforming state-owned enterprises, and improving decentralization and subnational **governance**. Improving governance protocols was reflected in 14 committed public sector management projects representing 6% of total 2017 commitments, including disaster resilience programs in Tonga and Samoa, a public sector enterprise reform program in Pakistan, a development finance program in India, and a macroeconomic resilience program in Tonga. ADB helped establish the Domestic Resource Mobilization Trust Fund, with an initial contribution of $2 million from the Government of Japan, as a concrete response to request from DMCs to help improve domestic resource mobilization. The bank approved technical assistance to strengthen government institutions and help DMCs support subnational

governments in delivering public services. ADB also formed knowledge partnerships and links with the Asia Foundation; the National College of Public Administration and Governance (University of the Philippines); the Korea Development Institute; and the Lee Kuan Yew School of Public Policy, National University of Singapore.

ADB's 2017 program had a focus on sustainable and resilient infrastructure development as well as investments in natural capital as part of its efforts to address **climate change**. In Sri Lanka, the bank will help develop the country's first 100-megawatt wind park and contribute to future wind power development through public–private partnerships. In the PRC, ADB will help Guizhou province reduce rocky desertification areas and improve the livelihoods of local communities by conserving water resources, restoring ecology and land productivity, and increasing resilience to climate change. ADB invested in the construction and upgrading of coastal erosion and instability mitigation structures, and capacity building for integrated

shoreline planning and development in India to address coastal erosion caused by increased sea-level rise. In April, with support from the Government of Germany, ADB established the Asia–Pacific Climate Finance Fund to help assess, develop, and deliver financial risk management products that can help unlock financing for climate investments. In May, ADB and partners hosted the International Forum on Sustainable Infrastructure, held in Ha Noi, Viet Nam, where delegates developed principles for planning and designing ecologically sensitive and climate-resilient transport infrastructure. In August, the bank signed an accreditation master agreement with the Green Climate Fund (GCF), allowing it to access and administer GCF funds. In October, the GCF approved a $27 million grant for climate adaptation and mitigation investments for new port facilities in Nauru, the third ADB project approved by the GCF.

ADB continued to expand its engagement in disaster risk management in 2017, and the



COORDINATING ACTION TO COMBAT CLIMATE CHANGE



In July 2017, ADB adopted its Climate Change Operational Framework 2017–2030 (CCOF2030). The framework strengthens ADB's support to developing member countries (DMCs) in meeting their climate commitments under the Paris Agreement, the Sustainable Development Goals, and the Sendai Framework for Disaster Risk Financing—including nationally determined contributions for reducing greenhouse gas emissions. Through the CCOF2030, ADB will help DMCs implement ambitious climate actions that contribute to national sustainable development. The framework outlines how ADB will scale up climate investment in DMCs (in line with the bank's target to deliver $6 billion in climate finance from its own sources by 2020) and respond to increasing demand from DMCs for a growing range of climate-related assistance. The CCOF2030 will help ADB underscore climate actions in the bank's strategies, operations, and business processes. It will also promote DMC access to climate technology, support knowledge solutions and capacity development, and strengthen partnerships and networks throughout Asia and the Pacific. Under the CCOF2030, ADB has further committed to reducing its portfolio-level greenhouse gas emissions in line with efforts to limit global warming to 2°C.





Asian Development Outlook 2017: ADB released its flagship economic publication in April 2017, with the regular half-yearly update provided in September 2017. The April report assessed developing Asia's transition from a largely low-income region to middle-income status. It identified innovation and productivity as the key drivers in the region's next step to high-income status. The September update revised economic growth figures slightly upward for developing Asia, mainly due to a rebound in global trade. It also explored how the region's growth momentum can be maintained through public-private partnerships to deliver public infrastructure and services.

increasing importance of these issues was reflected in the bank's country partnership strategies and the earmarking of concessional assistance for disaster risk reduction under the 11th replenishment of the Asian Development Fund. ADB approved funding for 20 new projects, 12 new technical assistance projects, and 10 supplementary technical assistance projects that directly reduced disaster risk, integrated disaster resilience measures, or supported disaster response. It expanded its online tool for project climate risk screening to incorporate disaster risk in the present day (including geophysical risk) and developed related guidance materials. ADB continued to promote financial preparedness for disasters in its DMCs. It approved $15 million in grants and loans for the Pacific Disaster Resilience Program, which will quickly disburse contingent financing to Samoa, Tonga, and Tuvalu in the event of a disaster. The bank also approved $2 million in regional technical assistance to strengthen underlying disaster resilience in the three countries. During 2017, ADB provided immediate humanitarian assistance grants from the Asia Pacific Disaster Response Fund to Sri Lanka and Vanuatu. In September, it initiated a review of its 2004 Disaster and Emergency Assistance Policy to identify further ways of strengthening its support for both disaster risk reduction and disaster response.

LEVERAGING RESOURCES

In 2017, ADB mobilized $11.92 billion in external funds from bilateral and multilateral agencies, and other financing partners, including $5.95 billion in commercial cofinancing to maximize the development impact of its own operations. ADB established five new trust funds that will unlock capital for climate investments through innovative financial products, increase private sector participation in climate change mitigation and adaptation projects, help cities prepare high-priority urban infrastructure investments, increase mobilization of domestic resources, and integrate high-level technology into infrastructure project designs.

ADB and other multilateral development banks are partnering with commercial banks, project developers, and other financiers to attract private financing. In 2017, ADB's private sector operations mobilized about $5.95 billion of external cofinancing, extending ADB's nonsovereign investments of $2.29 billion by a factor of 2.6. B loans (where commercial banks lend under ADB's umbrella) and parallel cofinancing contributed $2.13 billion to total cofinancing, while ADB's Trade Finance Program generated $2.81 billion and continued to help close financing gaps and stimulate regional trade. ADB also contributed to the first annual

joint report, released in April 2017, on the mobilization of private finance by multilateral development banks.

ADB continues to support public–private partnerships across Asia and the Pacific, aiming to improve the efficiency of public infrastructure by attracting private investment in such projects. The bank works to build the capacity of key public sector agencies in DMCs, strengthen institutional frameworks, and support project preparation activities. It also finances public–private partnerships from its own resources. To help develop bankable projects, ADB secured seven new transaction advisory mandates in 2017, to advise on infrastructure projects totaling approximately $1.26 billion. It continues to draw on donor trust funds, such as the Asia Pacific Project Preparation Facility.

KNOWLEDGE SHARING

Knowledge work is an integral part of ADB's business. This has seen the bank establish partnerships with think tanks, universities, and research organizations, helping extend ADB's knowledge base to ensure cutting-edge solutions to development issues. For instance, ADB collaborated with the Korea Energy Agency to consider the latest approaches to promoting demand-side energy efficiency in South Asia. It also partnered with the European Space Agency to utilize information from satellites to assess the state of different transport infrastructure in the region. ADB generated 417 country-specific and regional knowledge products to help better design projects and programs for its DMCs.

ADB launched three high-impact publications in 2017. *Meeting Asia's Infrastructure Needs* estimated Asia and the Pacific's annual infrastructure needs at $1.7 trillion per year until 2030. *A Region at Risk: The Human Dimensions of Climate Change in Asia and the Pacific* put forward scenarios of the devastating effects of climate change. The ADB history book, *Banking on the Future of Asia and the Pacific: 50 Years of the Asian Development Bank*, provided insights and lessons on the region's economic development, the evolution of the international development agenda, and ADB's operations over 50 years. Other publications released in 2017 covered financial interconnectedness, trade in services, digital technology, trade facilitation, and transport corridors.

Among other activities, ADB supported the Legal Literacy for Women Project, provided assistance to DMCs to meet international anti-money laundering and tax integrity standards, held a forum on how to manage the investment of foreign exchange reserves, and conducted seminars on risk management for small and medium-sized enterprise lending.

ADB also continued to expand its knowledge-sharing activities and to engage with regional and global cooperation programs and policy forums. At a conference marking 20 years since the Asian financial crisis, ADB brought together the region's policy makers and other stakeholders to discuss lessons from the crisis and challenges for regional financial integration and policy cooperation. In November, ADB organized a roundtable conference on economic corridors, a forum on emerging initiatives for regional cooperation and integration, and a presentation of the bank's first corporate report on regional cooperation and integration. In June, the Asia Clean Energy Forum drew more than 1,000 participants, and in September, the Digital Strategies for Development Summit attracted 280 participants.

FUTURE DIRECTIONS

ADB is preparing a new corporate strategy, Strategy 2030, based on extensive stakeholder consultations, which started in late 2015. The strategy will outline the key directions for ADB's engagement with its DMCs and describe how the bank should align with the SDGs and the new global climate agreement. In 2017, ADB invited development experts, academics, and representatives of civil society organizations to a series of roundtable discussions—held in Manila (in March), Washington, DC (in April), Tokyo (in May), and London (in July)—to exchange views on the framework of Strategy 2030. The bank also sought views and opinions on the evolving directions of the forthcoming strategy during its annual meeting in Yokohama in May, at the Board and Management retreat in August, and at an informal Board seminar in November. ADB will conduct further consultations before finalizing the strategy in 2018. ■



Arcelia Faroca Fernandes, a mechanic in Timor-Leste.

 **"I wanted to become a mechanic because I've always enjoyed fixing cars. I wanted to change perceptions that only men can become mechanics."**

– Timor-Leste's first-ever female mechanic, Arcelia Faroca Fernandes, who benefited from ADB support for mid-level skills training in Dili

2 CENTRAL AND WEST ASIA

AFGHANISTAN, ARMENIA, AZERBAIJAN, GEORGIA, KAZAKHSTAN, THE KYRGYZ REPUBLIC, PAKISTAN, TAJIKISTAN, TURKMENISTAN, UZBEKISTAN



Engineers confer on construction works for the Talimarjan Power Plant in Uzbekistan. Built with ADB support, this 800-megawatt gas plant will boost the country's energy efficiency.

BY THE NUMBERS

- **$5.05 BILLION** committed
- **$2.80 BILLION** disbursed
- **$861.1 MILLION** cofinanced
- **$26.5 MILLION** technical assistance

Since gaining their independence in the early 1990s, the countries of Central and West Asia have made significant economic progress. The region has been able to exploit its substantial energy and mineral resources, notably oil and natural gas, while its location at the crossroads of Europe and Asia has made it an important node for international trade flows. Evidence suggests, however, that inequality has also risen throughout Central and West Asia. Outdated agriculture production systems, persistent inflation, limited access to finance, inadequate education, and poor health all create obstacles to sustainable and inclusive growth for the region's people.

In 2017, the economies of Central and West Asia benefited from an economic recovery of their main trading partners, increasing remittances, and broadly stable oil prices. However, inflation accelerated in most countries of the region.

After oil and natural gas prices recovered slightly in 2017, the region's hydrocarbon exporters—Azerbaijan, Kazakhstan, Turkmenistan, and Uzbekistan—received improved revenues. Kazakhstan's growth was spurred by ongoing public spending and expansion in extractive industries and manufacturing. Azerbaijan, on the

KEY MOMENTS

MARCH

ADB signed a $198 million loan to upgrade 77 kilometers (km) of the existing Karshi–Shakhrisabz–Kitab highway in Kashkadarya province of Uzbekistan. The project will improve road safety, boost tourism, and facilitate trade.

JUNE

ADB committed a policy-based loan of $300 million to support Pakistan's energy sector reforms, including improving financial sustainability and private sector participation.

ADB committed $122 million, supported by $114 million from the Asian Infrastructure Investment Bank, for a new 14.3 km bypass road skirting the port city of Batumi in Georgia, which aims to become a regional transport hub.

JULY

ADB signed a $500 million results-based loan to construct up to 29,000 affordable housing units in nine regions across Uzbekistan, benefiting at least 145,000 people living in rural areas.

SEPTEMBER

ADB approved a new country partnership strategy defining the bank's investment approach in Kazakhstan for 2017–2021.



39% Transport **24%** Energy **19%** Finance

other hand, was burdened by a decline in oil production and could not avert another year of recession. In Uzbekistan, foreign exchange reforms saw the domestic currency devalued. Turkmenistan's economy continued to adjust to low natural gas prices.

The economies that receive substantial remittances—Armenia, Georgia, the Kyrgyz Republic, and Tajikistan—benefited from the economic recovery in the Russian Federation, which traditionally provides employment opportunities for migrant workers. Besides increased remittances, Georgia's economy grew due to financial inflows from tourism and increased foreign direct investment in infrastructure projects. In the Kyrgyz Republic, higher gold production added to economic expansion. Armenia's economy grew through stronger external demand driving exports, while faster growth in industry stimulated Tajikistan's growth prospects.

With the ongoing support of donors, Afghanistan showed moderate economic growth, despite the challenges of military conflict and regional instability. Pakistan's economy

grew solidly, backed by strong private consumption and public infrastructure investments.

The ADB program for Central and West Asia in 2017 prioritized inclusive growth, including the expansion of access to finance and reliable water supply, as well as investments in health, skills development, and tourism. There was also a focus on environmental sustainability in urban development, regional cooperation and integration in transport infrastructure projects, and knowledge sharing to tackle the impacts of climate change.

INCLUSIVE GROWTH

In 2017, ADB backed initiatives that support inclusive economic growth in Central and West Asia.

In Uzbekistan, ADB committed $100 million to help financial institutions provide loans to small businesses

nationwide, with at least 20% of all eligible loans allocated to enterprises owned by women and at least 60% to small businesses outside the capital, Tashkent. As well as committing a $151 million loan to provide long-term financing to Uzbekistan's horticulture farmers, the bank committed $117 million to provide 58 settlements in Tashkent province with access to reliable supplies of safe water. In November, ADB approved $45 million to provide modern diagnostic equipment to 793 newly established family medical clinics in rural areas. This project will also enhance the skills of clinic staff by training almost 3,000 health technology operators, doctors, and nurses.

In the Kyrgyz Republic, ADB funding for vocational education and skills development has helped train around 37,000 people since 2008, with students from over 60 schools learning new skills in 45 priority occupations, including

OCTOBER

ADB committed a $40 million policy-based loan to help the Government of Armenia implement ongoing reforms to better manage public debt, deepen financial markets, improve governance, and encourage private investment to create more jobs.

The country partnership strategy for Afghanistan for 2017–2021 was approved.

NOVEMBER

ADB approved the first country partnership strategy for Turkmenistan, covering 2017–2021. The strategy will support regional cooperation and economic diversification through investments and knowledge support to strengthen connectivity and trade in the region.

DECEMBER

ADB committed $400 million to a pioneering program for Azerbaijan's railways. The program will finance the rehabilitation of the 166 km rail line between Sumgayit and Yalama, a key link in the Central Asia Regional Economic Cooperation railway network.

ADB approved $250 million to help create and expand economic opportunities in Azerbaijan by introducing rule-based fiscal planning, restructuring state-owned enterprises, strengthening private sector participation, enhancing access to finance, and improving the country's business environment.



A duty electrician collects energy data at the Nurek Hydropower Plant in Tajikistan. ADB provided $55 million to reconstruct the switchyard at the plant, which produces over 70% of Tajikistan's electricity.

SUSTAINABLE INFRASTRUCTURE IN CENTRAL AND WEST ASIA

Since 2010, ADB has made substantial progress in extending infrastructure in Central and West Asia. Over 1 million households received new or upgraded water supply, 8,300 kilometers of roads have been built or upgraded, and more than 71,000 households were connected to electricity, with 87% of these being rural dwellings.

In Afghanistan, ADB is helping establish a sustainable road maintenance system for the country's major highways, develop the Ministry of Public Work's capacity in operation and maintenance, and maintain hundreds of kilometers of roads in the country's southeast.

In Armenia, the second phase of the Infrastructure Sustainability Program, completed in 2017, helped reform and improve the country's road, water, and power sectors. Improved public financial management in these sectors has strengthened the efficiency and effectiveness of expenditure on infrastructure.

In Pakistan, the innovative Peshawar Sustainable Bus Rapid Transit Corridor Project has reduced traffic congestion, expanded the public transport system's reach and capacity, and increased patronage and fare revenues. Additional sources of revenue are also generated through parking and commercial activities. This approach improves the system's financial sustainability with low operational subsidies. The project also promotes nonmotorized transport (including bicycle lanes), universal accessibility, and environmental sustainability. The modernization of public transport vehicles will reduce 39,368 metric tons CO_2-equivalent per year.

In Uzbekistan, the Affordable Rural Housing Program is strengthening the capacity of regional governments to assess climate-change risk factors, select appropriate sites, and implement measures to ensure resilience to climate change.

tailoring, hairdressing, mechanical engineering, carpentry, and welding. The project has a particular focus on low-income students, disabled people, and women and girls.

In Georgia, ADB helped translate government priorities for tourism development into plans for integrated urban action and investment. The plans define tourism clusters—consisting of cultural and heritage circuits and ecotourism circuits—to develop local economies.

In Pakistan, ADB helped the government develop new integrated city development plans in the Greater Peshawar Region.

ENVIRONMENTALLY SUSTAINABLE GROWTH

ADB continues to pursue environmental sustainability in key projects across Central and West Asia.

In November, ADB approved almost $45 million to boost the supply of renewable energy in Afghanistan. The investment will help build a 20-megawatt on-grid solar power plant in Kabul's Surobi district, generating at least 43,000 megawatt-hours of clean electricity to increase energy access and supply reliability for over 56,000 people in 130 villages. The project complements the nearby Naghlu Hydropower Plant, optimizing resources and avoiding at least 13,000 metric tons of CO_2-equivalent in its first full year of operation. To ensure sustainability, the project uses a design–build–operate contract, including 3 years of operation and maintenance services. The project will also help build the capacity of the national electricity utility to replicate solar power projects and increase the penetration of renewable energy in Afghanistan.

In December, the bank committed $200 million to improve living standards for over 1.4 million people in the cities of Sahiwal and Sialkot in Punjab province, Pakistan. This investment in sustainable urban infrastructure will help rehabilitate water supply and sanitation systems, upgrade public spaces and transport systems, and establish sustainable operations for maintaining and delivering urban services.

REGIONAL COOPERATION AND INTEGRATION

ADB is a key supporter of the Central Asia Regional Economic Cooperation (CAREC) Program. In 2017, the program introduced its new long-term strategy, CAREC 2030, which was endorsed at the 16th Ministerial Conference in Dushanbe in October. CAREC 2030 is anchored on a broader mission to connect people, policies, and projects for shared and sustainable development, serving as the premier economic and social cooperation platform for Central and West Asia.

In November, ADB committed $80 million to electrify 145 kilometers of the railway linking the cities of Pap, Namangan, and Andijan in Uzbekistan's



> **"We are very happy with our new road. A few months ago, it was difficult travelling on the muddy road with its bumps and humps, especially in the rain and during snow season. This new road will serve us for many, many years."**
>
> – Namaya, a resident of Soyugbulag village in Azerbaijan, praises a road rehabilitation program supported by ADB

Fergana Valley with the capital, Tashkent. The project will improve rail connections between Uzbekistan and the People's Republic of China to the east and Europe to the west, forming a central thoroughfare on CAREC-designated rail corridors. The project will increase regional trade along CAREC's Corridor 2 and strengthen Uzbekistan's status as a strategic trade and transport hub in Central and West Asia.

In December, ADB signed a $330 million grant for the construction of 151 kilometers of two-lane national highway between Qaisar and Dari Bum in Afghanistan. This road section will complete the Ring Road of Afghanistan, considered a critical element in enabling regional connectivity, improving transport services, and promoting inclusive growth in the country.

KNOWLEDGE SHARING

In 2017, ADB had one of its most productive years in sharing vital knowledge across Central and West Asia.

The countries of the region are exposed to significant climate-change risks, and their carbon-intensive economies require reductions in greenhouse gas emissions. In March, ADB published *Economics of Climate Change Mitigation in Central and West Asia*. The report assessed costs, benefits, and investment opportunities for greenhouse gas abatement in the energy and transport sectors of Azerbaijan, Kazakhstan, and Uzbekistan. It also noted the indirect benefits to human health and energy security arising from efforts to address climate change.

In the Kyrgyz Republic, ADB published a milestone report and held a regional forum on postsecondary education. The report discussed the challenges facing postsecondary education in ADB's developing member countries, including

the need to increase access and equity, and improve quality and relevance. At the forum, delegates shared policies, strategies, and operational models for reforming postsecondary education to meet the changing needs of labor markets and support inclusive growth.

ADB organized a joint workshop in Astana to discuss infrastructure investment needs for Kazakhstan's water supply and sanitation sector, produced an agreement to create a knowledge center on water resources

management in the country, and signed a memorandum of understanding for a knowledge partnership between ADB and Kazakhstan's Nazarbayev University. The bank also supported the Kyrgyz Republic in accelerating its digital transformation to a knowledge-based society, raised awareness of road safety in Georgia, released a study on Armenia's integration with regional transport networks, and helped improve forecasting methodologies for job creation in Tajikistan. ∎



A STUDY IN INNOVATION



Nazira Mirahmad is a fourth year student at the Tajik Energy Institute of Bokhtar in Tajikistan. She studies engineering specializing in hydrographical construction.

While the institute has a long history and committed teachers, it suffered from outmoded facilities and training equipment as well as student dormitories in poor condition. Thankfully, it is covered under an ADB project that, with cofinancing from the Clean Energy Fund, is upgrading vocational schools in Tajikistan's energy sector. In 2017, the project rehabilitated the Tajik Energy Institute's amenities using new green technologies for power, heating, and building insulation.

Nazira recently moved to the renovated student dormitory. "On the first day I entered a new room, I noticed the dormitory was much more comfortable," she says. "We are also excited with the new classrooms and library. As we can now use hot water at the dormitory, many of my classmates study longer."





The *Enabling Inclusive Cities* tool kit, released in 2017, gives ADB staff and development partners practical guidelines, criteria, and methods to identify inclusive urban development opportunities and to plan, design, and implement inclusive urban projects. The operational focus is designed to stimulate innovative solutions to equitable and sustainable urban development.

EAST ASIA

THE PEOPLE'S REPUBLIC OF CHINA, MONGOLIA



Passengers board an 18-meter-long bus in Yichang, People's Republic of China. ADB helped the city establish a transport system with dedicated lanes for the buses to cut through gridlock.

BY THE NUMBERS

- **$2.45 BILLION** committed
- **$1.65 BILLION** disbursed
- **$532.6 MILLION** cofinanced
- **$20.5 MILLION** technical assistance

The spectacular economic performance of the People's Republic of China (PRC) has propelled the country to upper middle-income status and improved the well-being and quality of life of its people. However, accelerated growth has also led to economic, social, environmental, and institutional challenges for the PRC.

Mongolia, meanwhile, has faced long-standing development challenges, including underdeveloped infrastructure, lack of export diversification, underemployment, desertification, and air pollution. Alarmingly, the country's poverty rate rose from 21.6% in 2014 to 29.6% in 2016. Mongolia must develop a more resilient and diversified economy that can arrest environmental degradation and produce more sustainable growth.

In 2017, however, both the PRC and Mongolia posted steady economic growth, driven by improved external conditions and underpinned by efforts to pursue sound macroeconomic management.

The PRC's economic growth averaged 6.9% in 2017. This expansion was driven mainly by higher consumption and increased demand for services, in line

KEY MOMENTS

MARCH

ADB and the People's Republic of China (PRC) signed a $150 million loan to develop clean energy and reduce greenhouse gas emissions in fossil fuel-dependent Shaanxi province, promoting solar power, biogas and biofuel, geothermal energy, and other technologies.

APRIL

ADB approved a new country partnership strategy, 2017–2020 for Mongolia. The bank will help Mongolia restore macroeconomic stability through a resilient and diversified economy, which is anchored on sustainable and inclusive growth.

MAY

ADB and Mongolia signed a $100 million policy-based loan to help strengthen the country's banking sector and broaden competition through a series of structural reforms, after a rapid increase in nonperforming loans.

JULY

ADB and the PRC signed a loan of $100 million and technical assistance of $670,000 to develop a system for long-term elderly care in Hebei province, helping to expand home and community-based services.

AUGUST

ADB approved $100 million for the PRC to provide 98,000 residents in Shanxi province with easier access to safe water, better sanitation facilities, and improved flood protection.

IN 2017, ADB INVESTED PRIMARILY IN FOUR AREAS IN THIS REGION


22%
Agriculture, Natural Resources, and Rural Development
21%
Energy
14%
Transport
11%
Education

with the government's objective to make the economy less dependent on investment and industry. This, in turn, made growth less resource-intensive and more environment friendly. While this rebalancing is desirable, it makes the development of new engines of growth more urgent, as income inequality and disparities in regional and urban–rural living standards remain acute.

In Mongolia, the economy recovered as the prices of the country's main export, minerals, remained high throughout 2017. Growth in gross domestic product accelerated to 5.8% (for the first three quarters in 2017), compared with 1.2% in 2016. Earlier in the year, the Government of Mongolia reached agreement with the International Monetary Fund and international financial institutions on a medium-term macroeconomic stability program. This allowed the country to refinance its debt repayments and reduce balance-of-payment pressures.

In 2017, the ADB program for the PRC and Mongolia continued to strive for inclusive growth and closer regional cooperation, with an emphasis on entrenching environmental sustainability into the economic expansion of both countries.

INCLUSIVE GROWTH

In 2017, ADB created opportunities for poor and disadvantaged people across East Asia.

In the PRC, ADB approved a $310 million loan, cofinanced with the European Investment Bank, to revitalize and diversify four coal-dependent and economically challenged cities in Heilongjiang province. The project will help decrease dependence on coal by developing small and medium-sized enterprises, creating jobs in improved non-coal industrial parks, cleaning up coal mining impacts, and improving urban infrastructure and services. In Anhui province, ADB completed a $200 million project that opened up access to growth centers, expanded employment opportunities, and provided safer bus travel for 35 million rural residents. The project built 139 kilometers (km) of expressway between Xuzhou and Mingguang, upgraded 452 km of local feeder roads, and employed 1,200 rural women in road maintenance.

In Mongolia, ADB approved an additional $66.35 million for ger (traditional tent) area development, cofinanced with the European Investment Bank, to expand water, wastewater, and heating services; relieve traffic congestion; and create jobs and housing opportunities for about 400,000 people. In May, ADB approved a $150 million policy-based loan to strengthen Mongolia's social protection system. This will finance reforms to ensure that social welfare programs are sustainable and support beneficiaries most in need. With an Asian Development Fund loan of $25 million, ADB is also helping Mongolia overhaul its technical and vocational education and training systems in agriculture, construction, and road and transportation, helping 15,500 poor students secure jobs in sectors with shortages of skilled workers.

SEPTEMBER

ADB approved $250 million in financing to develop market-driven technical and vocational education and training in Guangxi Zhuang Autonomous Region, one of the PRC's poorest provinces, training about 20,000 teachers and benefiting 900,000 students.

ADB President Takehiko Nakao, PRC Finance Minister and ADB Governor, Mr. Xiao Jie, and other senior officials from Central Asia Regional Economic Cooperation member countries jointly inaugurated the Central Asia Regional Economic Cooperation Program Institute in Urumqi, Xinjiang Uyghur Autonomous Region, PRC.

NOVEMBER

ADB approved a $25 million pioneering project in Mongolia to ensure equal participation for people with disabilities in economic and social activities, through improved access to modern medical services and job opportunities.

DECEMBER

ADB and the PRC signed a $150 million loan to develop a sustainable 111.2-kilometer bus rapid transit system served by trolley buses in Jinan, Shandong province, PRC. This project will benefit 1.7 million people.

ADB launched the publication, *Water-Energy Nexus in the People's Republic of China and Emerging Issues*, which tackled the trade-off between the country's energy and water sectors.



> **"Our living conditions are much better now. We live in a new house with low rent. We both have new jobs and a regular household income. Our income has increased eight times."**
>
> – Former Pingminchong residents, Huang Gu Lian and Liang Zhi Jan, on their resettlement as part of an urban development project in Wuzhou, Guangxi Zhuang Autonomous Region, PRC

ENVIRONMENTALLY SUSTAINABLE GROWTH

As part of its program on environmental protection in the PRC, ADB strengthened the sustainable development and ecological protection of the Yangtze River Economic Belt and improved ecological security monitoring and management.

In Qinghai province, a $150 million ADB loan is financing a 50-megawatt solar thermal power plant that will generate 217 gigawatt-hours of clean energy annually, avoiding 194,849 metric tons of CO_2-equivalent. Under its coordinated clean energy strategy, ADB has also helped develop heat from biomass, capitalizing on the PRC's potential to provide 830 million metric tons of waste for biomass heating annually. In October, the bank approved $5.5 million from the Carbon Capture and Storage Fund to demonstrate clean technology.

Under its program to improve air quality in the Beijing–Tianjin–Hebei region, ADB approved a loan of $499.6 million that will reduce greenhouse gas emissions and pollution, avoiding at least 5 million metric tons of CO_2-equivalent per year, 20,000 tons of sulfur dioxide, 3,000 tons of nitrogen oxide, and 3,000 tons of PM2.5 emissions every year.

In Mongolia, degradation of the country's almost 27,000 square kilometers of peatlands has led to substantial increases in greenhouse gas emissions. Through

a $400,000 grant from the Japan Fund for Poverty Reduction (JFPR), ADB has addressed this degradation and improved water stability in the Hangai mountains. In Khuvsgul Lake National Park, ADB supported an ecotourism project, with $3 million from the JFPR, to protect the pristine lake and generate local employment.

REGIONAL COOPERATION AND INTEGRATION

ADB supports the PRC's and Mongolia's participation in the Central Asia Regional Economic Cooperation Program, the Greater Mekong Subregion (GMS), and other subregional platforms. ADB also engaged in the Belt and Road Initiative through work implemented under the Central Asia Regional Economic Cooperation and GMS programs.

In the PRC, ADB began implementing the first phase of a regional cooperation and integration program, supporting joint efforts by the PRC and Viet Nam to develop cross-border economic zones along the GMS North–South Economic Corridor.

The bank also approved $180 million to provide modern safety technologies for the 386 km E'Mei-Miyi section of the Chengdu–Kunming railway in the PRC, a key part of a regional corridor extending to countries in the GMS and an important element of the Silk Road Economic Belt Initiative.

In Mongolia, ADB helped improve border crossing points, harmonize and simplify import and export procedures and requirements, and modernize sanitary and phytosanitary measures to facilitate international trade, especially in agribusiness. The bank also helped train Mongolian customs officers in risk management and joint customs control.

Through $1.8 million in technical assistance, ADB is helping Mongolia develop the regional interconnection of electrical grids, using renewable resources, across Northeast Asia.

KNOWLEDGE SHARING

In the PRC, ADB disseminated operational learning across provinces and into other developing member countries. *District Cooling in the People's Republic of China: Status and Development Potential* recommended steps to improve energy efficiency, while *Promoting Logistics Development in Rural Areas* focused on the role of public and private organizations. Using its experience working on the Yudongxia Reservoir, ADB produced a study promoting improvements in involuntary resettlement. Together with the International Labour Organization, it also released a publication on gender equality and the labor market in the PRC.

In Mongolia, with JFPR support, ADB helped implement legislation to ensure gender equality is incorporated into government programs. The bank also conducted a study of Mongolia's logistics performance and opportunities. With JFPR support, ADB provided technical assistance to explore ways to increase the resilience of Mongolian forest ecosystems, helping the country tackle its urgent deforestation issues.

In December, under its regional technical assistance for strengthening capacity in elderly care, ADB signed a knowledge partnership agreement with the Tsao Foundation, a Singapore-based leading center of excellence on longevity. ∎



The People's Republic of China's rural landscape is rapidly changing, but the distribution of goods is still impeded and the quality of services remains poor. *Promoting Logistics Development in Rural Areas* looks at how efficient logistics can improve agricultural productivity and village life. It also explores the roles of the public and private sectors in developing logistics networks.



In Mongolia's capital, Ulaanbaatar, ADB is helping to improve the quality of urban infrastructure and the provision of basic services.

SUSTAINABLE INFRASTRUCTURE IN EAST ASIA

In East Asia, developing sustainable infrastructure focuses on creating clean, efficient, and smart green cities and regions. Since 2010, ADB-supported infrastructure projects in East Asia have provided clean drinking water for more than 2 million families, connected nearly 515,000 households to electricity, and constructed or upgraded almost 17,000 kilometers of road. In the People's Republic of China (PRC), ADB's overarching objective is to reduce emissions of greenhouse gases and other pollutants. In Mongolia, the bank's focus is to help tap the great potential for renewable energy, address the challenges of rapid urbanization, and support economic diversification away from mining.

ADB's energy investments in the PRC include emerging renewable technologies, energy conservation, advanced technologies for emissions capture and storage, and smart urban energy systems. ADB's flagship operations include deep-well geothermal heating in Shaanxi and concentrated solar thermal power in Qinghai. In Mongolia, ADB is supporting the development of renewable energy in the western region, including the mobilization of financing from the Climate Investment Funds. ADB is also helping Mongolia exploit its vast potential to export renewable energy under the Asian Super Grid initiative.

In transport, in both the PRC and Mongolia, ADB is focused on lowering emissions and energy consumption via cleaner vehicles and fuels, more efficient public transport systems, policies to encourage change in travel mode and demand, and more efficient multimodal logistics. ADB flagship operations include urban transport projects in Guizhou, Shandong, Ulaanbaatar, and Xinjiang; multimodal logistics and rail facilities in Sichuan and Yunnan; and crossborder freight facilities in Guangxi and Zamyn Ud.

In urban development in the PRC, ADB is promoting low-carbon cities, low-impact development, efficient construction methods and technologies, improvements in water supply, and cleaner waste and wastewater treatment. ADB's flagship operations include urban development projects in Gansu and Wuzhou provinces, and Guangxi Zhuang Autonomous Region of the PRC. In Mongolia, ADB is supporting Ulaanbaatar, Darkhan, and provincial capitals to improve standards of living, especially through investments in heating, water, sanitation, and pollution reduction.


ON THE MONEY TRAIL



In 2012, Mongolia was named on the Financial Action Task Force's list of high-risk jurisdictions, due mostly to deficiencies in the country's regime for anti-money laundering and combating the financing of terrorism.

With the prospect of harsh sanctions looming, addressing these deficiencies became one of Mongolia's most pressing developmental issues.

ADB quickly developed and successfully implemented an innovative $720,000 technical assistance package, with financing from Australia, Japan, and the United States, to train authorities responsible for investigating and prosecuting offenses relating to money laundering and the financing of terrorism. Utilizing a prominent team of specialists, ADB's assistance improved the knowledge and skills of 40 prosecutors, law enforcement agents, and judges in investigation techniques, criminal trends and typologies, case preparation, and legal and evidentiary issues.

While Mongolia was able to exit the list of high-risk jurisdictions in 2014, ADB's technical assistance continued until 2017 and the bank intends to build on successful partnerships to further strengthen Mongolia's anti-money laundering and combating the financing of terrorism regime.

PACIFIC

THE COOK ISLANDS, FIJI, KIRIBATI, THE MARSHALL ISLANDS, THE FEDERATED STATES OF MICRONESIA, NAURU, PALAU, PAPUA NEW GUINEA, SAMOA, SOLOMON ISLANDS, TIMOR-LESTE, TONGA, TUVALU, VANUATU



A woman inspects the produce at a hydroponic vegetable farm in Samoa. ADB support has helped a number of the country's farming businesses gain access to vital finance.

BY THE NUMBERS

- **$734.6 MILLION** committed
- **$270.7 MILLION** disbursed
- **$174.5 MILLION** cofinanced
- **$19.5 MILLION** technical assistance*

* Includes regional technical assistance.

ADB's developing member countries (DMCs) in the Pacific are generally small, remote, and economically fragile. They face many development challenges that inhibit sustainable and inclusive growth. Their small size and geographic isolation increase the costs of providing services and doing business, while their high exposure to climate change and natural disasters, along with their generally narrow economic foundations, make them extremely vulnerable to external shocks.

Despite these difficulties, average economic growth across the 14 Pacific DMCs remained broadly stable at 2.2% in 2017. This mainly reflects a slight pickup in economic activity in Papua New Guinea (PNG), the region's largest economy. Although serious fiscal challenges remain in PNG, recoveries in agricultural output and mining production, following weather-related disturbances to these industries, propelled growth higher.

Fiji's strong rebound from the impacts of Cyclone Winston also contributed to the steady pace of regional economic expansion. Fiscal stimulus, including from post-disaster reconstruction work,

KEY MOMENTS

FEBRUARY

ADB and the International Monetary Fund hosted a conference in Suva, Fiji, to encourage country representatives to incorporate the impacts of climate events and natural disasters into economic planning and management.

JUNE

ADB approved a renewable energy financing facility estimated at $750 million, including ADB financing of up to $200 million. The facility will support small-scale projects in 11 Pacific island countries, benefiting around 1.5 million people.

JULY

ADB committed $314 million, the first tranche of an $865 million facility, to rehabilitate, upgrade, and maintain 172 kilometers of the Highlands Highway, which services about 3 million people in rural Papua New Guinea.

ADB signed a second tranche of $61 million to rehabilitate two hydropower plants and construct a 3-megawatt hydropower plant in Papua New Guinea. The project will deliver access to affordable, clean, and reliable power in provincial centers.



78%
Transport

10%
Energy

6%
Water and Other Urban Infrastructure and Services

along with higher visitor arrivals, led the recovery. Similar drivers supported growth in Vanuatu, which continues to recover from the destruction caused by Cyclone Pam in 2015. The Federated States of Micronesia, Kiribati, the Marshall Islands, and Tuvalu each recorded higher growth on the back of ongoing construction of vital infrastructure.

However, half of the Pacific DMCs experienced weaker economic performance. A continuing decline in visitor arrivals resulted in a small contraction of Palau's economy. Weaker fiscal stimulus held back economic activity in Nauru, Solomon Islands, and Timor-Leste. Although growth retreated from previous highs in the Cook Islands and Samoa, and likewise slowed in Tonga, the performance of each of these economies in 2017 remained above long-term averages.

During 2017, ADB's program in the Pacific continued to focus on the key development platforms of inclusive growth, environmental sustainability, stronger regional cooperation, and enhanced sharing of knowledge among Pacific DMCs.

INCLUSIVE GROWTH

ADB investments aim to extend the benefits of economic growth to all the people of the Pacific.

ADB is working to improve health outcomes in PNG, which ranked 154th out of 188 countries in the United Nations Development Programme's 2016 Human Development Index. In 2017, ADB continued its major project to improve the delivery of primary health-care services in rural PNG, also approving additional cofinancing from the Government of Australia. The project delivered a total of eight community health posts: three in Milne Bay, three in Western Highlands, one in Eastern Highlands, and one in Enga—adding to the first two posts completed in 2016. The availability of these new health facilities cuts travel time for prenatal care and delivery for expectant mothers, helping to address PNG's high maternal and neonatal mortality rates.

ADB is helping to deliver affordable high-speed broadband connections to isolated communities in small and remote Pacific island countries. The bank and other development partners are supporting digital connectivity in the Pacific through a network of submarine broadband cable projects. In 2017, ADB welcomed the physical landing of the submarine cables on the island of Savai'i, Samoa, as well as in Ngeremlengui, Palau. Faster and more affordable internet services promise to unlock greater economic opportunities for Pacific entrepreneurs, support more efficient delivery of basic public services, and provide social cohesion for the general population.

ENVIRONMENTALLY SUSTAINABLE GROWTH

ADB invested in environmental resilience by climate-proofing critical infrastructure, assisting the shift to

OCTOBER

ADB signed a $2 million grant to the Marshall Islands to strengthen the management of public finances and reform state-owned enterprises.

NOVEMBER

Fiji assumed the chair of the United Nations Framework Convention on Climate Change Conference of the Parties (COP), and hosted the COP23 event in Bonn, Germany. COP23 highlighted challenges faced by Pacific island countries to source capital needed to protect their vulnerable populations.

DECEMBER

ADB approved a $25 million internet connectivity project linking the Cook Islands to Samoa through submarine cable systems, and connecting the country to international internet hubs in Fiji and Hawaii, United States.



> **"This new airport is a model for Papua New Guinea's future airports. We appreciate being consulted on the terminal's design, and the end result reflects our ideas."**
>
> – Onda Kiap, landowner from nearby Kala Village in Papua New Guinea's Mt. Hagen

clean energy sources, and building more sustainable communities across the Pacific. A key challenge is to encourage further private investment in renewable energy. To do so, ADB approved $3 million for a new 2.2-megawatt solar power project developed by a local firm in Samoa. In June, ADB approved a renewable energy investment facility to support its 11 smallest Pacific DMCs in developing renewable energy investments, leveraging cofinancing, and engaging the private sector.

In August, ADB and the Government of Solomon Islands officially marked the first step toward upgrading the University of the South Pacific's Honiara Campus, which will accommodate a further 1,200 students. ADB committed a $15.4 million concessional loan, together with an ADB-administered grant of $1.5 million from the Clean Energy Fund, to construct additional classrooms, an information and communication technology studio, science laboratories, and a solar-powered system that will provide 75% of the campus' energy needs.

Across the Pacific, ADB continued to finance roads, bridges, ports, and airports to more climate-friendly and disaster-resilient standards. The bank helped Nauru access a $26.9 million grant from the Green Climate Fund to ensure that a new port—a critical lifeline of the country—will withstand the impacts of climate change. ADB also

signed its first project-level agreement with the Green Climate Fund for a $31 million grant to help make a water supply and wastewater management project in Fiji more resilient to sea-level rises brought about by climate change.

REGIONAL COOPERATION AND INTEGRATION

ADB is supporting its Pacific DMCs in regional efforts to improve disaster resilience and mobilize climate financing. In 2017, the bank helped Samoa, Tonga, and Tuvalu to strengthen resilience in the event of disasters caused by natural hazards. ADB is backing new policy actions in disaster risk management and making available $15 million in contingent financing for the timely funding of disaster response, early recovery, and reconstruction activities. The bank also helped provide a climate finance advisor to the Pacific Islands Forum Secretariat, encouraging countries to work together to access global climate resources.

In June, ADB committed new financing to improve basic education in the North Pacific. The package will help the Federated States of Micronesia and the Marshall Islands take a regional approach to improving learning outcomes in primary schools, with a focus on literacy and numeracy. It is anticipated that 29,236 primary school

students and 2,485 teachers will benefit from the project.

In February and September, ADB attended meetings of the Timor-Leste–Indonesia–Australia Growth Triangle, and presented its ongoing work to improve the economic integration of Indonesia and Timor-Leste with the remainder of the Pacific. The bank is also providing technical assistance to help Timor-Leste prepare for potential membership of the Association of Southeast Asian Nations.

KNOWLEDGE SHARING

ADB, through a technical assistance project on Pacific economic management, organized and cosponsored the annual Pacific Update Conference in Suva, Fiji, in June. The conference discussed the latest developments and future agenda for three main themes: promoting the blue-green economy (climate change, disaster management, and renewable energy); creating accessible jobs; and enhancing intercountry connectivity through information and communication technology, trade, and regional cooperation.

Also in 2017, ADB and the University of the South Pacific signed an agreement to boost knowledge cooperation between the two organizations. The agreement identifies common objectives to improve economic policy analysis, public sector management, and the quality of education in the Pacific. ■



50 Years of Partnership in the Pacific highlights some of ADB's key development achievements in the region since commencing operations in December 1966.



Sewerage system construction in Koror, Palau. The Koror-Airai Sanitation Project aims to improve sanitation services in Airai and Koror, where about 80% of the country's population live.

SUSTAINABLE INFRASTRUCTURE IN THE PACIFIC

Improving transport infrastructure in the Pacific can bolster economic growth by helping to overcome high import costs and expanding access to resources, markets, and opportunities. Building or upgrading assets to withstand extreme weather conditions increases the resilience of Pacific communities to the effects of climate change, while continued maintenance supports the financial and physical sustainability of such assets.

ADB-supported infrastructure projects in the Pacific incorporate a variety of stipulations to ensure sustainability, particularly by building domestic capacity to manage and maintain infrastructure.

The Papua New Guinea Civil Aviation Development Investment Program will upgrade 19 domestic airports, improve safety conditions, and build local capacity to maintain the assets physically and financially.

The Solomon Islands Sustainable Transport Infrastructure Improvement Program will rehabilitate 1,502 kilometers of roads, 377 bridges, and 81 wharves, and implement protocols to sustain these improvements.

The Fiji Transport Infrastructure Investment Sector Project will upgrade 100 kilometers of roads, 30 bridges, and 6 rural jetties to support greater transport safety and climate resilience, while road projects in Timor-Leste will incorporate performance-based maintenance schemes to ensure sustainability.

The Solomon Islands Transport Sector Flood Recovery Project and the Vanuatu Cyclone Pam Road Reconstruction Project are responding to the impacts of disasters with a "build back better" approach to safeguard against future risks while recovering from storm damage.

 **BRIDGING LIVES AND LIVELIHOODS**

Irimah Johnlee is a member of the Iolo mamata tribe in East Guadalcanal, Solomon Islands. She recalls the severe flooding of 2014, when 23 people died and 52,000 more were affected by damaged roads, bridges, sewerage systems, and water supplies.

Irimah was also present on 23 August 2017 for the official opening of the Mberanda and Mbalasuna bridges, for which ADB contributed $13.2 million. The bridges will boost access to basic social services for about 39,000 people, while helping farmers and investors capitalize on the agricultural potential of the Guadalcanal Plains.

"When it rains a lot, we will now be able to get to the market, schools, and medical clinics," Irimah says. "Before we could not. Our time traveling will be reduced, too."

The bridges, approach roads, stream crossings, and culverts built by the project are designed to withstand better the impacts of climate change and more frequent natural disasters.



SOUTH ASIA

BANGLADESH, BHUTAN, INDIA, MALDIVES, NEPAL, SRI LANKA



The Narangi Substation near Guwahati in northeastern India is managed by an all-woman team. The 132-kilovolt substation was commissioned in 2009 with ADB assistance.

South Asia is one of the fastest-growing regions in the world, and its rising population of young people is expected to provide a demographic dividend in the coming decade. The challenge for the region is not only to sustain economic growth, but to ensure that the benefits of growth are shared by everyone. South Asia has an estimated 800 million people living on less than $3.20 a day. To lift them out of poverty, it is imperative for the region to create more jobs, raise productivity, boost growth in lagging areas, and address economic vulnerabilities.

This process is under way, with South Asia maintaining its impressive growth momentum in 2017 as the region's gross domestic product expanded by 6.6%.

India's economy grew by 6.5% in fiscal year 2017—slightly slower than the prior year's growth of 7.1%. Growth was subdued for a variety of reasons. The abrupt withdrawal from circulation of high-value rupee notes late in 2016 caused cash shortages in the first half of 2017. There was also transitory disruption as businesses adjusted to the introduction of a goods and services tax. The year was also one of muted private investment in India.

BY THE NUMBERS

- **$5.87 BILLION** committed
- **$3.38 BILLION** disbursed
- **$849 MILLION** cofinanced
- **$24.6 MILLION** technical assistance

KEY MOMENTS

FEBRUARY

Myanmar formally joined the South Asia Subregional Economic Cooperation Program. The move is expected to promote and accelerate cooperation between South Asia and Southeast Asia, particularly on trade and investment.

MAY

ADB committed $616 million to construct 174 kilometers (km) of high-voltage transmission line between southwest Bangladesh and Dhaka, expanding rural distribution and delivering safer, more efficient electricity to about 875,000 households by 2020.

JULY

ADB signed a $220 million loan for the Indian state of Rajasthan to upgrade about 1,000 km of state highways and major district roads, and meet road safety requirements.

AUGUST

ADB approved a new country partnership strategy, 2018–2022 for Sri Lanka, supporting the country's advancement to upper middle-income status. ADB will work with the government on economic diversification and generating inclusive growth.



34%
Transport

33%
Energy

13%
Water and Other Urban Infrastructure and Services

Nepal posted healthy growth of 6.9% in fiscal year 2017, up from only 0.01% in 2016. This resulted from a favorable monsoon and harvest, accelerated post-earthquake reconstruction, more reliable electricity supplies, and an increase in foreign trade.

Bangladesh's economy registered a record-high growth rate of 7.3% in fiscal year 2017 as higher farm and wage incomes lifted private consumption. Public investment improved, although remittance inflows declined and exports stagnated. Growth was driven mainly by service industries, although agriculture, small-scale manufacturing, and construction also contributed.

In Sri Lanka, a decline in agricultural output and a slowdown in industrial activity depressed growth in 2017, holding the overall economic expansion to 3.8% from January to September. Authorities pursued an economic reform agenda, which included passing a new Inland Revenue Law in September, marking a key milestone toward sustainable, revenue-led fiscal consolidation.

Bhutan's economy expanded 7.5% in fiscal year 2017, owing to continued strong growth in industrial activity

and service industries, particularly improvements in hydropower production and exports. Maldives registered an estimated growth of 6.5%, mainly due to higher tourism receipts and several large infrastructure projects designed to move people from small, vulnerable islands to Greater Malé.

ADB's program across South Asia in 2017 continued to drive inclusive and environmentally sustainable growth in its developing member countries, while promoting cooperation under the South Asia Subregional Economic Cooperation (SASEC) Program.

INCLUSIVE GROWTH

Throughout 2017, ADB worked to create economic opportunities, develop human capital, and reduce financial vulnerability across South Asia.

In Bangladesh, ADB committed $200 million in January to help improve access to credit for small and medium-sized enterprises in rural areas. In particular, the credit facility will enhance firms run by women, who are mostly engaged in subsistence trade and retail activities, and who typically have more restricted access to finance than men. In February, ADB signed a second tranche of $100 million for an ongoing, successful skills program. The program, which emphasizes women's access to skilling opportunities, supports training for priority industries, delivering market-responsive training courses to bolster the employment prospects of the poor. Since it began in 2014, the program has seen 178,000 people enroll.

In India, ADB signed a $275 million loan in June to enhance the coverage and quality of basic water and urban services in Madhya Pradesh. The financing will help develop a sustainable and climate-resilient water supply for approximately

OCTOBER

ADB signed a loan of $300 million to support the Indian state of West Bengal in expanding private investment in infrastructure, with an emphasis on public–private partnerships in health and education.

ADB committed $66 million for the second tranche of an ongoing coastal protection and management program in India, consisting of eight subprojects addressing issues of coastal erosion in Karnataka.

NOVEMBER

ADB committed the initial $300 million of a broader South Asia Subregional Economic Cooperation regional project to improve road connectivity and safety, traffic flow, and climate resilience along 190 km of the Dhaka–Northwest International Trade Corridor.

DECEMBER

As part of the $800 million multitranche financing facility, ADB committed $150 million to upgrade and maintain about 3,100 km of Sri Lanka's rural roads, and rehabilitate about 250 km of national roads, providing faster and safer travel for about 10 million people across six provinces.



"Nowadays, the market demands skills. Employers are hiring people who have skills, not theoretical knowledge. If a woman has skills, she can be financially independent and become whatever she wants to be."

– Kinley Pem, a student at a technical training institute in Western Bhutan, on an ADB program that emphasizes skills for women

1.7 million people in 64 small and medium-sized towns, while integrating stormwater and sewerage infrastructure in the two heritage towns of Khajuraho and Rajnagar.

In Nepal, ADB committed $152.4 million in November to construct or rehabilitate urban infrastructure, including stormwater drains, roads, and sanitary landfills in eight municipalities in the southern Terai region. The project aims to help these municipalities become more livable and environmentally resilient places for more than 1.5 million people.

ENVIRONMENTALLY SUSTAINABLE GROWTH

South Asia is predicted to lose nearly 2% of its gross domestic product by 2050 if no action is taken to mitigate the impacts of climate change. Pursuing growth that is environmentally sustainable is a regional as well as global priority.

In April, ADB committed $175 million for a solar energy transmission project in India, helping the country diversify its power mix and provide energy security for 311 million people. The project is expected to reduce carbon dioxide emissions by about 7 million tons each year. ADB approval of $120 million for the third tranche of an ongoing railway development program is similarly expected to reduce 1.5 million metric tons of CO_2-equivalent per year.

In November, ADB signed a $200 million loan to develop Sri Lanka's first 100-megawatt wind park on Mannar Island in Northern Province to increase the share of renewable energy sources in the country's energy mix. As the share of thermal power still accounts for two-thirds of power generation in 2016, there is an urgent need to develop clean energy sources, reduce losses in the system, and boost energy efficiency. Diversification to renewable energy sources will not only improve the country's energy security and the environment but also expand access to electricity.

REGIONAL COOPERATION AND INTEGRATION

Regional cooperation in South Asia made significant strides in 2017.

In April, finance ministers from SASEC member countries launched the SASEC Vision, which sets out a long-term strategy for sustained and inclusive growth across South Asia. As SASEC Secretariat, ADB updated the program's Operational Plan, 2016–2025 to help identify priority projects and mobilize financing for SASEC Vision initiatives.

Throughout the year, ADB signed seven SASEC projects worth a combined $1.33 billion, ramping up the program's cumulative portfolio to 49 loan and grant projects since 2001, with a total value of $10.72 billion and ADB funding of about $6.2 billion.

In October, the bank helped establish a SASEC working group that will serve as the platform for negotiating arrangements for cross-border trade of power throughout South Asia.

ADB also supported economic corridors in Bangladesh, India, and Sri Lanka, and these are expected to facilitate trade and investment across South Asia, and integrate South Asian industries with global production networks operating in East Asia and Southeast Asia.

KNOWLEDGE SHARING

In 2017, ADB supported comprehensive development plans for Tamil Nadu and Odisha, and master planning for Andhra Pradesh along the East Coast Economic Corridor in India. Through this knowledge work, ADB helped identify priority projects in transport, energy, and urban infrastructure. In India, these projects are now linked to lending operations in line with the bank's commitment to provide up to $5 billion over the next 5 years to help develop the East Coast Economic Corridor. Similar support was provided to economic corridors in Bangladesh and Sri Lanka.

In October, ADB published a report titled *The Sri Lankan Economy: Charting*





During October 2017, in the Indian city of Bengaluru, ADB launched the history book, *Banking on the Future of Asia and the Pacific: 50 Years of the Asian Development Bank*. The book highlights India's strengthening partnership with ADB through the years. In 1986, the first loan to the country—for the Industrial Credit and Investment Corporation—supported private sector industrial firms. Currently, India is the largest borrower of ADB funds, with a portfolio of 79 committed projects worth about $13 billion.



Women engage in skills training to establish small businesses in India. ADB has helped establish 4,200 self-help groups, with some women increasing their monthly incomes sixfold.

SUSTAINABLE INFRASTRUCTURE IN SOUTH ASIA

In South Asia, ADB emphasizes infrastructure sustainability by involving local communities, minimizing environmental impacts, and encouraging public–private partnerships to secure ongoing operations.

Since 2010, ADB has helped build more than 2,000 kilometers of roads across the region; create an international airport to handle 36.6 million passengers and over 694,000 tons of cargo; provide maternal and child care to 5.6 million people (80% of them women) in poor communities; and restore vital agricultural infrastructure and services for about 1.1 million people affected by conflict.

In Bangladesh, ADB is helping streamline an international trade corridor through the South Asia Subregional Economic Cooperation Dhaka–Northwest Corridor Road Project. The project will improve connectivity and provide safer travel for women, who regularly commute on foot or by rickshaw and are vulnerable to road accidents. In Sri Lanka, ADB prepared a comprehensive plan for the Colombo–Trincomalee Economic Corridor, which ensures sustainability by integrating industry, infrastructure, logistics, and urbanization.

ADB is focused on providing uninterrupted electricity to all South Asians, while promoting low-carbon technologies, energy efficiency, and off-grid power generation using renewable resources. The bank is helping India deliver more clean energy by linking mega solar parks to interstate grids.

To improve urban life, ADB is working to expand the coverage, quality, and continuity of water supply and other basic services across South Asia. In Nepal, the Regional Urban Development Project aims to create more livable and sustainable urban areas in the country's south.

---

a New Course, which analyzes drivers of growth that could help Sri Lanka achieve upper middle-income status.

In November, the bank published a book titled *Sri Lanka–ADB Partnership: 1966–2016*, highlighting the benefits of 50 years of development cooperation. This publication traces how ADB's various projects in agriculture, industry, infrastructure, and education over 50 years have strengthened Sri Lanka's economy as it moves toward becoming an upper middle-income country.

Also in October, findings of a study on infrastructure financing in Bangladesh were shared in a session of the South Asia Seminar Series. The study examines gaps between infrastructure requirements and financing sources, and identifies constraints and new opportunities in infrastructure funding. ◼

 **ENERGY SHAPES INCOMES**



Suman, 32, lives in Bilheri village, a potters' colony of 6,000 inhabitants in the central Indian state of Madhya Pradesh.

She is one of about 20,000 women to benefit from reliable, 24-hour electricity supply and training in nonconventional business opportunities, provided through an ADB-supported energy project that has helped enhance livelihoods and boost incomes.

"Having a regular supply of domestic electricity allowed us to buy a mechanized pottery wheel, which I am able to operate after my training," says Suman, who is now following the family vocation.

Without reliable electricity, potters in the village would work on a manual stone wheel weighing 50 kilograms. With the power-operated wheel, families have been able to double the number of pottery items such as flower pots, pitchers, and earthen lamps produced in a day, resulting in a doubling of household incomes.

SOUTHEAST ASIA

BRUNEI DARUSSALAM, CAMBODIA, INDONESIA, THE LAO PEOPLE'S DEMOCRATIC REPUBLIC, MALAYSIA, MYANMAR, THE PHILIPPINES, SINGAPORE, THAILAND, VIET NAM



A merchant inspects green tea locally produced in the Paksong District of southwestern Lao PDR. ADB has supported training and study tours for these smallholder cooperatives.

Rapid economic growth in Southeast Asia in recent years has lifted tens of millions out of poverty. Indonesia, Malaysia, the Philippines, Thailand, and Viet Nam are thriving middle-income countries. Meanwhile, Cambodia, the Lao People's Democratic Republic (Lao PDR), and Myanmar are experiencing steady growth.

Southeast Asia's robust economic expansion continued in 2017, with almost every economy posting higher growth. The region benefited from revived global trade in electronics, while lower international petroleum price increases and more affordable food (with prices subdued by the recovery in agriculture) helped contain inflation.

Broad expansion in demand, both external and domestic, underpinned faster growth in Malaysia, just as stronger exports spurred growth in Singapore. Strengthening investment and exports helped Indonesia sustain growth, as did exports and foreign investment inflows for Cambodia, the Lao PDR, and Myanmar. Growth in Brunei Darussalam was positive, while growth in manufacturing and services helped expand Viet Nam's economy. The

BY THE NUMBERS

- **$3.71 BILLION** committed
- **$1.97 BILLION** disbursed
- **$1.72 BILLION** cofinanced
- **$32.9 MILLION** technical assistance

KEY MOMENTS

APRIL

ADB approved technical assistance for a feasibility study into the development of 70 kilometers (km) of highway for the Greater Mekong Subregion East-West Economic Corridor. The stretch of road will be Myanmar's first international-standard expressway.

JULY

ADB committed $600 million (including $100 million from the ASEAN Infrastructure Fund) to shore up Indonesia's food security and reduce rural poverty by modernizing 1.5 million hectares of irrigation systems to improve water delivery to farmers.

ADB committed a $400 million policy-based loan to support the Government of Indonesia's efforts to develop a more inclusive finance sector. The loan will help promote access to financial services, financial literacy, and consumer protection.

SEPTEMBER

ADB approved two loans totaling $1.42 billion (including $100 million from the ASEAN Infrastructure Fund, $210 million from German development cooperation through KfW, and $110 million from Agence Française de Développement) to boost access to sustainable and affordable energy services in Indonesia, potentially benefiting 23 million people without access to electricity.

IN 2017, ADB INVESTED PRIMARILY IN FOUR AREAS IN THIS REGION


27%
Energy
19%
Finance
17%
Agriculture, Natural Resources, and Rural Development
12%
Transport

economy of the Philippines benefited from higher public investments in infrastructure and social services, while private consumption supported growth in domestic demand in Thailand.

Throughout 2017, ADB's efforts in Southeast Asia concentrated on the region's goals to share the benefits of economic growth, foster environmental sustainability, and inspire collaboration among developing member countries.

INCLUSIVE GROWTH

ADB continued to foster inclusive economic growth across Southeast Asia in 2017.

In the Lao PDR, the bank committed additional financing of $35.6 million to improve irrigation and other rural infrastructure that will increase agricultural production and raise household incomes for 9,100 families in the northern provinces of Bokeo, Louang-Namtha, Oudomxai, and Phongsali.

In Cambodia, ADB is helping smallholder farmers in 271 communities across Tonle Sap Basin, with $50 million of additional financing to boost crop productivity, make traveling to markets safer, combat the impacts of climate change, and help poor farmers access credit to diversify their operations. The investment will help develop small-scale irrigation systems, construct and rehabilitate rural roads, and encourage communities to adopt climate-smart agricultural practices.

In Viet Nam, ADB aims to promote inclusive growth through two projects, totaling $299 million, proposed for the country's northeastern and north-central provinces. Together, the projects will upgrade 479 kilometers of provincial and district roads to provide faster and safer travel for about 1 million people living in isolated, poor rural communities. The investment will benefit an additional 392,000 people by generating local economic growth and providing potable water sources for households currently dependent upon contaminated groundwater.

ADB continued to help expand access to education in 2017. In Myanmar, about 4.4 million students, including 2.2 million girls and women, are expected to benefit from a $100 million loan to reform secondary education. The investment covers secondary education, which guides half of young workers into nonagricultural wage jobs, as well as technical and vocational education and training. By improving workforce outcomes, the project aims to ensure that youth from all segments of society can contribute to, and benefit from, Myanmar's growth. In the Philippines, ADB is supporting out-of-school youth from low-income households, particularly girls and young women, through a $300 million policy-based loan designed to shorten the transition period from school to work.

OCTOBER

ADB reengaged in lending to Thailand, with the approval of a $99.4 million loan to upgrade about 125 km of road on two national highways in the country's northeast.

NOVEMBER

ADB signed a $100 million loan and a $5 million technical assistance grant to help the Government of the Philippines catalyze $3.8 billion in public infrastructure spending on roads, railways, bridges, flood control, ports, and airports.

DECEMBER

ADB committed $300 million to support reforms to deepen the Philippines' capital market and promote the development of long-term finance in support of the government's large infrastructure program.

ADB approved a $380 million loan to improve about 280 km of national roads in Mindanao, Philippines, and strengthen the capacity of the Department of Public Works and Highways.

ADB approved technical assistance to prepare a transport project to address traffic issues in Metro Manila, Philippines, by upgrading pedestrian facilities, transport operations, and traffic management.



Maintenance crew clean solar panels at the Sunny Bangchak solar farm in Thailand. The plant is part of ADB's support for sustainable energy infrastructure in Southeast Asia.

SUSTAINABLE INFRASTRUCTURE IN SOUTHEAST ASIA

Just since 2010, ADB-supported infrastructure projects in Southeast Asia have provided clean drinking water for more than 1 million families, delivered new electricity connections to 200,000 households, and constructed or upgraded almost 30,000 kilometers of road.

Recent projects reflect ADB's focus on improving transport connectivity with climate-friendly solutions and low-carbon development. These include metro rail systems in Viet Nam's two largest cities—Ha Noi and Ho Chi Minh City—and bus rapid transit in Vientiane, the capital of the Lao People's Democratic Republic. ADB is preparing new projects for cities in Thailand and the Philippines, while exploring sustainable urban transport in Cambodia and Myanmar.

The bank has recently supported rural electrification across Southeast Asia, including assistance to Indonesia that will expand energy access in the country's east, delivering new connections to almost 1.4 million additional customers by 2020. Through its private sector operations, ADB has increasingly focused on renewable energy projects, including a waste-to-energy plant in Thailand, a geothermal plant in Indonesia, and solar-power projects in Cambodia and Thailand.

ADB has supported the improvement of water supply in Phnom Penh, Cambodia, providing over 1.5 million people with high-quality piped water. Between 2010 and 2016, cities in Viet Nam were battered by strong typhoons, resulting in severe flooding. ADB helped implement flood risk measures that benefited 2.2 million households.

ENVIRONMENTALLY SUSTAINABLE GROWTH

During 2017, ADB took significant steps to embed environmental sustainability across its operations in Southeast Asia.

ADB, in collaboration with the World Bank, helped the Government of the Philippines prepare a strategic program for climate resilience under the Climate Investment Funds. For ADB, this program identified flood control in the Mindanao River Basin as a priority investment.

In June, ADB and the World Bank assisted the Government of Cambodia in preparing an investment plan to address the underlying causes of deforestation and forest degradation. The plan includes projects aimed at holistically addressing illegal logging, forest law enforcement, and rural poverty.

The bank also helped develop a water accounting framework for Cambodia's five river basins, with specific recommendations for water savings and water management to be taken forward in irrigation investments under preparation.

ADB continued to support the strengthening of environmental safeguards and monitoring in Myanmar. The bank helped develop national environmental quality standards, as well as technical energy information administration guidelines for the country's mining sector.

REGIONAL COOPERATION AND INTEGRATION

In 2017, ADB provided $902 million in loans and grants for regional cooperation and integration in Southeast Asia. This was backed by approved technical assistance projects including cofinancing worth $6.2 million, with $4.7 million from ADB.

The bank supported the development of regional transport corridors, intercountry financial markets, and infrastructure to enhance the region's competitiveness. Technical assistance helped foster cooperation on regional policy settings and improve trade facilitation.

During 2017, as the Greater Mekong Subregion (GMS) Program celebrated 25 years of cooperation, ADB helped implement a midterm review of the GMS Strategic Framework, 2012–2022 and formulate an action plan for the medium-term directions of the program. The bank also helped create new strategies on GMS regional tourism, agriculture value chains, and food safety.

ADB continued to support dialogue for a GMS agreement on cross-border transport. GMS ministers agreed, as a first step toward implementing the agreement, to pilot road transport permits that would allow approved vehicles to travel freely across GMS country borders. The ministers further committed to the full implementation of the agreement by 2019.



> **"We have few skills, but we know weaving and there is demand for our products. We are using this money to send our kids to school so they can get better jobs than us."**
>
> – Oun Tuthavong and her neighbors from the Nam Ngum River Basin created a weaving group under an ADB project to provide economic opportunities for poor ethnic groups in the Lao PDR

As a development partner and regional adviser to the two subregional programs, ADB helped prepare strategic plans for the Brunei Darussalam–Indonesia–Malaysia–Philippines East ASEAN Growth Area and the Indonesia–Malaysia–Thailand Growth Triangle. Under these plans, ADB is helping pursue combined connectivity projects totaling $68 billion.

KNOWLEDGE SHARING

Throughout 2017, ADB developed a range of groundbreaking knowledge products on sustainable development in Southeast Asia. These products included *LED Street Lighting Best Practices*, which demonstrated that new energy-efficient technologies can cut street lighting costs up to 60% in Indonesia. The study has allowed various municipalities to expand street lighting coverage to low-income and other less-developed areas. Another study, *Emerging Indonesian Data Center Market and Energy Efficiency Opportunities*, showed how energy-efficiency measures in Indonesia's data centers can deliver energy savings of up to 30% while improving the global competitiveness of the centers.

ADB also supported knowledge sharing through operations. In Viet Nam, knowledge support is being provided to the Ha Noi Metro One Member Company, Ltd., which will manage the city's new metro rail system. In 2017, ADB engaged Tokyo Metro Company, Ltd. and other experts to facilitate knowledge transfer that is helping Ha Noi Metro develop and implement coordinated marketing, advertising, customer service, and communication strategies. This knowledge support will help ensure the system's financial viability and sustainability through increased ridership and revenue generation. Knowledge generated from the technical assistance will be shared with transport officials in Ho Chi Minh City—which is also developing a metro rail system—as well as other urban areas in Southeast Asia where mass-transit solutions are being developed. ∎

 

In July 2017, ADB convened the Philippine Transport Forum. With public spending on infrastructure targeted at just under 5% of the Philippines' annual gross domestic product for 2017–2022, representatives of key government agencies and external experts shared international best practices and discussed means of strengthening partnerships to enhance the delivery of key projects.

 ## A STITCH IN TIME



La Sopheap lives in Kampot province on Cambodia's southeastern coast. When Sopheap's husband passed away shortly after the birth of their fourth child, she found herself struggling like never before to make ends meet.

"I didn't even have enough money to feed my children every day," she recalls.

The opening of a special economic zone, and two associated projects supported by ADB, helped change the equation in Kampot. Delivery of reliable and affordable energy brought 40 businesses and 10,000 much-needed jobs to Sopheap's impoverished community. Her work as a seamstress is now providing her family with the economic security they yearned for.

"I can feed my children and take care of their needs. We have better roads and better electricity, so my life is much easier than before," Sopheap says.

3 DEVELOPING THE PRIVATE SECTOR

The private sector plays a key role in mobilizing resources for development, creating jobs and supporting economic growth across Asia and the Pacific. However, in many of the region's developing economies, private enterprises are constrained by insufficient infrastructure, underdeveloped capital markets, and wider market inefficiencies. They are also often confronted with a lack of the supporting legal, regulatory, and institutional mechanisms necessary for doing business.

ADB assists its developing member countries (DMCs) in addressing these challenges in a variety of ways. It helps governments set up business-conducive environments to encourage private sector participation; it prepares and finances infrastructure projects that will attract private sector financing and expertise; it supports financial intermediaries to expand access to finance among poor, disadvantaged, and/or remote populations; and it finances agribusinesses, manufacturers, and service providers that are engaged in inclusive business.

In 2017, ADB commitments for private sector operations increased from $1.8 billion in 2016 to $2.3 billion, the highest level to date. ADB's private sector operations invests in equity and provides debt. In 2017, the bank committed $287 million to equity investments—a threefold increase over 2016—and $2.0 billion to debt. Private sector operations also attracted $5.9 billion in cofinancing, driven by robust growth in ADB's Trade Finance Program.

BY THE NUMBERS

- **$2.3 BILLION** committed
- **$287 MILLION** equity investments
- **$5.9 BILLION** cofinanced
- **7** new transaction advisory mandates secured to prepare public-private partnership projects
- **3,500** trade finance transactions supported, valued at **$4.5 billion**

IN 2017, ADB INVESTED PRIMARILY IN FOUR AREAS OF PRIVATE SECTOR WORK



65%	19%	6%	6%
Energy	Finance	Water and Other Urban Infrastructure and Services	Agriculture, Natural Resources, and Rural Development

SUPPORTING BUSINESS IN ASIA AND THE PACIFIC

In 2017, ADB continued to support initiatives and projects that complement and accelerate private sector development efforts by governments across Asia and the Pacific.

In Central and West Asia, ADB committed $50 million to expand economic opportunities, develop the private sector, and attract investments to Tajikistan. The program includes a target for women to represent 30% of Tajikistan's entrepreneurs by 2019.

In East Asia, ADB approved a $450 million financing facility for the Guangxi Zhuang Autonomous Region in the People's Republic of China (PRC). The program will

SUSTAINABLE INFRASTRUCTURE AND THE PRIVATE SECTOR

With public funding increasingly scarce, private enterprises are stepping up their contributions to sustainable infrastructure to help fill the substantial investment gap. This is especially so in the areas of climate-friendly energy.

ADB's support for private sector clean energy started with providing conventional and concessional loans, but its financing modalities are evolving. With its guarantee, ADB facilitated a corporate bond issuance by Energy Absolute in Thailand, mobilizing local institutional investors to renewable energy. ADB also assisted capital raising for green investment by Gulf Energy and B.Grimm Power in Thailand by acting as an anchor investor in initial public offerings.

ADB has also been proactive in promoting hybrid annuity contracts for sustainable infrastructure. Under such contracts, a private enterprise need only finance a small portion of construction costs, but secures extended contracts for asset operation and maintenance. This approach provides the private sector with greater long-term certainty on investments, while encouraging some private financing of infrastructure construction.

As new technologies and business models have proved viable, ADB has invested more in projects that demonstrate innovations can work at scale, and has rolled them out in countries with more challenging business environments. While clean energy makes up the bulk of ADB's private sector activities in infrastructure, the bank also works in many other sectors, notably transport, finance, and water and sanitation.

strengthen trade between the PRC and Viet Nam, and support small and medium-sized enterprises (SMEs), by providing credit and training to SMEs, improving cross-border financial transactions and infrastructure, and enhancing access to e-commerce. It will be replicated in Xinjiang Uyghur Autonomous Region (PRC) and Inner Mongolia.

In the Pacific, ADB's primary technical assistance project to promote private sector development is the Pacific Private Sector Development Initiative (PSDI). PSDI provides advice and support on policy and implementation issues in all 14 Pacific DMCs. PSDI supports business law reform, state-owned enterprise reform, public–private partnerships (PPPs), access to finance, competition policy, and the economic empowerment of women. ADB also has other regional technical assistance projects to promote private sector development such as the Pacific Renewable Energy Investment Facility.

In South Asia, ADB is providing assistance to Bhutan's Better Business Council, a public–private body that, along with the country's government, is spearheading activities to encourage private sector development for more inclusive growth.

In Southeast Asia, ADB helped simplify investment licensing processes in the Lao People's Democratic Republic, assisted with drafting company law amendments to modernize corporate governance and initiate a company registry in Myanmar, and led development partner assistance to the newly established Competition Commission in the Philippines. The bank also committed policy-based loans supporting capital market reforms in Indonesia ($400 million) and the Philippines ($300 million).

BOOSTING PRIVATE PARTICIPATION IN KEY PROJECTS

ADB continues to promote PPPs as a means of bridging infrastructure investment gaps, including through the provision of transaction advisory services under seven new mandates secured in 2017 across Bangladesh, Cambodia, Myanmar, Papua New Guinea (PNG), the Philippines, and Viet Nam.

In Bangladesh, the bank is advising the PPP Authority on the upgrading of the Dhaka Bypass (Joydevpur–Bhulta–Madanpur). ADB also approved a first tranche of $260 million to help boost private sector participation in Bangladesh's infrastructure projects,

particularly for renewable energy and energy efficiency facilities.

In Cambodia, ADB is advising Electricité du Cambodge on setting up a national solar park program and tendering for power from the private sector.

ADB provided technical assistance to the China PPP Center to improve the disclosure of information about PPP projects in the PRC. The bank is also helping produce the country's first annual PPP Transparency Report, to be published in 2018.

In India, the bank also approved financial support to construct highways in the states of Rajasthan ($220 million) and Karnataka ($346 million), using hybrid annuity contracts to balance private sector investment in construction with the assurance of extended contracts for long-term asset operation and maintenance.

In Mongolia, as part of ongoing technical assistance efforts, ADB prepared guidelines on PPP project screening for the Ulaanbaatar City Government. It also approved a $100 million policy-based loan to strengthen the country's banking architecture and stabilize the economy.

In Myanmar, ADB is advising the Ministry of Transport and Communications and the Yangon Region Government on screening and prioritizing projects, undertaking due diligence, structuring work, and attracting private sector investment.

ADB is helping the Government of Nepal draft legislation on PPPs, establish a national PPP center and a public debt management office, and develop a bond market to attract private investment in infrastructure projects.

ADB approved a loan of $100 million to improve the commercial viability of PPP projects in infrastructure and urban services in Punjab, Pakistan's second-largest province by area, and the most populous.

In PNG, ADB is advising on a new international airport terminal at Port Moresby, which will help meet forecasted air services growth from 1.6 million passengers in 2016 to 6.1 million by 2048.

In the Philippines, ADB is advising the Bases Conversion and Development Authority on the development of the New Clark City, which is expected to cover 9,450 hectares, house up to 1.12 million people, and cost around $14 billion. New Clark City is expected to help decongest Metro Manila.

In Viet Nam, ADB is advising Da Nang City, which collects about 700–850 tons of municipal solid waste every day, to explore the most appropriate treatment technology for a new solid

waste management facility. The bank is helping attract private investors to the project, create contract templates for future PPPs in Viet Nam's urban infrastructure, and build local expertise in PPP management and execution.

ADB supports PSDI, which works to establish policy, legal, and institutional frameworks to prepare and implement PPP projects. In Timor-Leste, PSDI continued to help implement a PPP framework in close consultation with the country's External Loan and PPP Unit, helped assess a water supply PPP feasibility study, and completed a PPP assessment for solid waste management in Dili. In PNG, PSDI is helping PNG Power prepare a tender for solar power generation at two provincial power stations. It has also started working with PNG's Department of Treasury and utility company, Eda Ranu, to review options for delivering water supply and wastewater services to Port Moresby when the existing PPP arrangement expires in mid-2019.

AN EVERBRIGHT FUTURE



In response to environmental degradation in the People's Republic of China, ADB started focusing its business development efforts in the country on environmental infrastructure. After consultation with a range of stakeholders on how to support this goal, ADB began helping state-owned enterprises access international capital markets to fund environmental infrastructure.

One of the earliest projects in this area was a municipal waste-to-energy project with China Everbright International. In 2009, the majority state-owned enterprise had limited access to international finance. Following the successful implementation of a $100 million direct loan with $100 million in B loan syndication, ADB supported China Everbright International to venture into waste-to-energy solutions using agricultural waste in 2012.

In 2017, ADB invested $10 million in equity to support China Everbright Group Limited (CEGL), the green energy division of China Everbright International. As a cornerstone investor of the initial public offering, ADB helped build investor confidence and demand.

With proceeds from the initial public offering of $385.6 billion, CEGL increased its agricultural waste treated to 6.6 million tons a year and its household waste treated to 1 million tons a year. CEGL now generates 5.9 terawatt hours of electricity, reducing 300,000 metric tons of CO_2-equivalent per year.

In December, ADB approved a loan of $100 million to China Everbright International to build and operate waste-to-energy plants in Viet Nam. The project will help the Government of Viet Nam promote the use of environmentally sustainable infrastructure, address the country's growing waste management problems, and encourage private sector investments in municipal infrastructure.



ADB supports the development of a vibrant private sector, covering a wide range of operations from cutting-edge infrastructure to helping local businesses gain access to credit.

The Asia Pacific Project Preparation Facility (AP3F), supported by Australia, Canada, and Japan, and managed by ADB, provides technical assistance for project preparation and structuring, capacity development and policy reform, and project monitoring and restructuring support. In 2017, AP3F approved 11 applications for technical assistance. In the Philippines, AP3F will help conduct a prefeasibility study for a solid waste management project. In Samoa, it will help define project parameters for outsourcing of certain activities of the country's power utility. AP3F has also recently expanded the scope of its assistance by introducing the Infrastructure Referee Program. The program aims to provide impartial opinions to help public and private parties resolve project-related disagreements that may arise over the life of a PPP project.

In 2017, ADB launched the first edition of the PPP Monitor, which tracks the development of the PPP business environment as well as the challenges of undertaking PPPs across Asia and the Pacific. The PPP Monitor aims to increase the level and quality of private sector participation in infrastructure projects by serving as an active platform for dialogue between the public sector and private enterprises.

FINANCIAL SUPPORT TO PROMOTE INCLUSIVENESS

Of ADB's private sector approvals totaling $3.2 billion in 2017, over $1.1 billion was dedicated to supporting climate-friendly investments and $1.1 billion was for projects that will enhance regional cooperation and integration. ADB made 10 investments in the private sectors of low-income or lower middle-income countries and 5 investments to develop inclusive business.

SUPPORTING AGRICULTURE

In May, ADB signed a loan of $58 million with Jiangsu Lihua Animal Husbandry Stock Company to promote inclusive and sustainable livestock farming in the PRC. The loan will help the company develop new contract farming arrangements with 1,100 farmers, who will have the opportunity to double their annual income.

In August, the bank approved a loan of $50 million and an equity investment of $30 million with Kingfarm Agricultural Services Co., Ltd. to support environmentally sustainable agriculture in the PRC. The investment will establish 300 crop production centers to help 3 million smallholder farmers optimize fertilizer use to reduce costs and promote climate-smart farming practices.

In October, ADB approved a loan of $100 million to Olam International Limited to help integrate 80,000 smallholder farmers in Indonesia, PNG, Timor-Leste, and Viet Nam into global supply chains. The project includes technical assistance to help 20,000 coffee farmers meet international certification standards. ADB mobilized a parallel loan of $75 million from the Japan International Cooperation Agency for this project.

In December, the bank signed a loan of $20 million to Agripacific Holdings and Kunming Hasfarm Flowers to boost exports of high-value horticulture products from Indonesia, the PRC, and Viet Nam.

NURTURING SMALL BUSINESS

With an equity investment of $50 million in CreditAccess Asia, a holding company that provides micro loans and microinsurance in India, Indonesia, the Philippines, and Viet Nam, ADB is supporting financial inclusion with a focus on women's rights.

In India, ADB made an equity investment of $10 million in Satin Creditcare Network Limited, which has a customer base that is 93% women, to help provide financial services to more people in rural and semi-urban areas. It also approved two debt instruments of $150 million each to support Capital First Limited and Cholamandalam Investment and Finance Company Limited in their efforts to provide SMEs with working capital loans and longer-term funding to help create jobs.

In Armenia, ADB approved $30 million in equity and a $30 million loan to



> **"While electricity consumption in Cambodia has increased significantly over the years, almost half of the country's population currently has no access to stable, affordable electricity. Through this partnership, people in rural Cambodia will gain access to a precious commodity that many in the urban developed world take for granted."**
>
> – Frank Phuan, founder and director of Sunseap Group, recipient of a financing package from ADB for the Cambodia Solar Power Project

catalyze additional investments to help Ameriabank provide an additional 400 loans to SMEs.

In Viet Nam, the bank approved a loan of $100 million to An Binh Commercial Joint Stock Bank to expand lending to 14,000 microenterprises and SMEs. ADB also approved an equity investment of $60 million into OrbiMed Asia Partners (OAP) III, a private equity fund dedicated to heath care. Building on the successful track record of OAP I and II, which have invested in 36 innovative health-care companies, OAP III will mobilize $500 million to fund a further 15–20 health-care firms in India, the PRC, and countries across Southeast Asia.

Through its Trade Finance Program, ADB helps close market gaps for trade finance—estimated in 2017 to be $1.5 trillion globally—by providing banks with guarantees and loans in support of cross-border trade finance. In 2017,

the program facilitated about 3,500 transactions valued at $4.5 billion, with over $2.8 billion cofinanced by banks, private insurers, and official agencies. Of the total transactions, 2,822 supported SMEs and 853 supported trade between DMCs. Among the 22 countries covered by the Trade Finance Program, the most active were Bangladesh, Pakistan, Sri Lanka, Uzbekistan, and Viet Nam.

In 2017, ADB continued to implement its Supply Chain Finance Program. The program complements the Trade Finance Program by assuming corporate risk and supporting both domestic and cross-border trade. In 2017, the program supported 372 transactions valued at over $236 million, with 50% cofinanced by partner financial institutions. In 2017, out of 372 transactions, 286 supported SMEs.

The Microfinance Risk Participation and Guarantee Program facilitates local currency lending to microfinance

institutions across DMCs. It expands access to finance for businesses and people at the bottom of the commercial pyramid. The program partners with local and international banks to share the risk of loan defaults. Since 2010, it has supported more than $638 million in loans to more than 3.5 million poor borrowers (more than 90% of whom are women), with cofinancing of over $336 million. In 2017, the program started focusing on smaller microfinance institutions, providing technical assistance to strengthen their operations and improve their responsible financing practices. In December, ADB approved a $100 million expansion of this program, which also accredited Maybank as a new regional partner in 2017.

SUPPORTING SUSTAINABLE GROWTH

In 2017, the Government of Canada and ADB established the Canadian Climate Fund for the Private Sector in Asia II (CFPS II), capitalized with $151 million. CFPS II will provide cofinancing for ADB private sector projects focused on climate change mitigation and adaptation. It will also target climate projects that promote the empowerment of women and girls.

With an equity investment of $58 million, aided by a $20 million loan from CFPS under the Clean Energy Financing Partnership Facility, ADB anchored the initial public offering of B.Grimm Power Public Company Limited, which raised $336 million. The bank also approved a $235 million



In January, ADB released a report detailing how private enterprises can use technology to promote financial inclusion in Southeast Asia. It revealed that only 11% of adults in Cambodia, Indonesia, Myanmar, and the Philippines borrowed from formal sources, and suggested that financial institutions, most of which are privately owned, could implement digital solutions to close finance gaps and increase gross domestic product by as much as 6% in the four economies.



ADB promotes public–private partnerships in all of its operations as a means of bridging infrastructure investment gaps.

loan to the company. Through both investments, ADB is supporting the construction and operation of distributed and utility-scale solar, wind, hydro, and other renewable energy projects in Cambodia, Indonesia, the Lao People's Democratic Republic, Myanmar, the Philippines, Thailand, and Viet Nam.

In Bangladesh, ADB approved a $583 million investment in liquefied natural gas and power to alleviate the chronic scarcity of electricity in the country. The project finances the construction of a 745-megawatt (MW) combined-cycle gas-fired power plant and a liquefied natural gas terminal to supply gas to the power plant. The use of highly efficient natural gas technology will help reduce 1 million metric tons of CO_2-equivalent per year in Bangladesh.

In Thailand, ADB invested $66 million, and mobilized $22 million in equity from Leading Asia's Private Infrastructure Fund, to support the initial public offering of a leading private power producer Gulf Energy Development Public Company Limited, which raised

$730 million. ADB also approved a loan of $33.6 million to Chana Green Company Limited, which will help finance the construction of a 25 MW biomass waste-to-energy plant.

In Viet Nam, ADB approved its first private sector renewable energy project, sponsored by China Everbright International. The project will cover a portfolio of waste-to-energy plants in cities across the Mekong Delta and northern Viet Nam. These plants will collectively treat 7,500 tons of municipal solid waste daily.

In the PRC, where poor air quality is estimated to contribute to about 1 million deaths each year, ADB approved a $400 million loan, including a $200 million complementary loan, to help improve air quality in urban areas across the country. The project will finance the purchase or leasing of green buses and other green vehicles, including batteries, as well as the installation of charging stations. In the infrastructure sector, ADB approved a $100 million loan to China Water Affairs Group Limited and Gold Tact

Environmental Investment (Shenzen) Limited. Both companies will help expand access to clean water and better manage wastewater in the country's second- and third-tier cities. ADB also approved a loan of $50 million to Arctic Green Energy Corporation and a loan of $200 million to Sinopec Green Energy Geothermal Development Company Limited, both of which will support the development of geothermal district heating in 20 municipalities. This is ADB's first private sector geothermal district energy project. Similar to the waste-to-energy project in Viet Nam, the water management project and the district heating project in the PRC use a "portfolio approach" by bundling a series of projects in multiple cities which are too small and time-consuming to finance on a stand-alone basis.

In Samoa, ADB approved a loan of $3 million, including a concessional $1 million loan from the CFPS, to Jarcon Proprietary Limited and Sun Pacific Energy Limited to expand the country's existing 2.2 MW of solar capacity to 4 MW.

In Sri Lanka, ADB approved a loan of $4 million to Walkers Colombo Shipyard (Private) Limited to improve the local marine industry by providing resources to maintain and repair small to medium-sized fishing vessels and small merchant ships.

In Armenia, ADB approved a loan of $80 million to Electric Networks of Armenia to strengthen the country's energy grid by reducing transmission and distribution losses, as well as establish additional residential and commercial power connections. The project will reduce almost 11,500 metric tons of CO_2-equivalent per year. ■

4 DELIVERING AN EFFECTIVE ORGANIZATION

POLICY AND STRATEGY OVERVIEW

The transfer of Asian Development Fund lending operations to ADB's ordinary capital resources balance sheet roughly tripled the bank's risk-bearing capacity and enabled a significant increase in its lending capacity. To support this new position, ADB approved a revised **capital adequacy framework** in March 2017 to establish both institutional risk appetite and the capital requirements for the larger balance sheet and expanded operations, which includes concessional lending. The new framework specifies the capital requirement for credit risk, since ADB's largest risk exposure is to its loan portfolio, as well as for risk associated with equity investments, operations, interest rates, counterparties, currencies, and pensions. The framework will enable ADB to retain its AAA credit rating and increase its lending operations during crises without relying on callable capital. It will also enable the bank to deploy capital more efficiently, in line with the Group of Twenty (G20) initiative on balance sheet optimization. To adapt to changes in circumstances, ADB will review the capital adequacy framework every 3 years.

ADB approved **a new procurement policy** in April 2017. The policy marks a transition from a "one size fits all" approach to a "fit for purpose" approach. It will help achieve value for money by improving the quality of procurement decisions, reducing overall procurement time, permitting the use of customized procurement methods, and supporting high-level technologies. Greater ability to apply the procurement arrangements of lead development partners will facilitate cofinancing opportunities, resulting in lower transaction costs for developing member countries (DMCs).

Building on earlier reforms, ADB began implementing measures to enhance the speed, quality, and relevance of its technical assistance in March 2017. Through these changes, ADB expects to streamline its overall number of technical assistance projects, respond more quickly to client needs, make technical assistance more relevant to country operations, tailor assistance to broader development programs and strategies, and provide faster approvals. The bank will also be able to design knowledge products and services that better reflect DMC demand, and apply past learnings to build knowledge partnerships that maximize development outcomes.

The **review of ADB's Public Communications Policy** continued in 2017. ADB's Public Communications Policy guides the bank's efforts to be transparent and accountable in its operations. The policy governs the disclosure of information to, and communications with, all stakeholders. It aims to build public trust and expand the ability of the public to engage with ADB. It also establishes ADB's disclosure requirements and its strategy for communicating its work. The review is assessing how the bank's communications can be further improved and aligned with global best practice. ADB has held discussions on a new policy with government officials, civil society organizations, private sector groups, and donors in 16 countries and the European region. The ADB Board of Directors is expected to consider a revised policy in late 2018.

ENSURING ADB'S EFFECTIVENESS

Managing for Results

ADB uses a corporate results framework with an annual performance scorecard to measure and manage its performance. The framework tracks development progress across Asia and the Pacific, ADB's contributions to country outcomes, and the bank's operational and institutional effectiveness. Every year, ADB publishes the scorecard in its annual *Development Effectiveness Review* (DEfR).

ADB is using a transitional results framework for 2017–2020, while awaiting the completion of the bank's new long-term strategy, Strategy 2030.

The 2017 DEfR showed that ADB's operational refinements are working, but further efforts are required to reach the ambitious 2020 targets. While gender equality targets were surpassed, the success rates of completed ADB operations were below 2014–2016 levels. The procurement readiness of operations increased, exceeding the 2020 target of 40%. Likewise, the support for climate change mitigation and/or adaptation was above the 2020 targets with record climate change financing. However, performance on some other strategic alignment indicators, such as health and education financing and support for social protection, was below levels required to achieve the 2020 targets. The 2017 DEfR also identified challenges relating to longer project and procurement processing times. ADB is working to address these issues.

Partnering for Development

ADB recognizes that partnerships are vital for scaling up project financing, and for sharing development knowledge and expertise. ADB's Office of Cofinancing Operations works to enhance the development impact of the bank and its multilateral partners by strategically combining financial resources. During the year, the bank established five new trust funds: (i) the Asia Pacific Climate Finance Fund to support the development and implementation of financial risk management products, (ii) the Canadian Climate Fund for the Private Sector in Asia II to increase private sector participation in climate change mitigation and adaptation projects, (iii) the Cities Development Initiative in Asia to help prepare high-priority urban infrastructure projects and link these to financing, (iv) the Domestic Resource Mobilization Fund to help meet the Sustainable Development Goals in Asia and the Pacific by mobilizing greater domestic resources, and (v) the High-Level Technology Fund to scale up high-level technology and innovative solutions in ADB project design and implementation.

ADB also extended framework arrangements for German development cooperation through KfW and the Islamic Development Bank to expand existing cofinancing operations and continue promoting coordinated development in Asia and the Pacific.

ADB signed an accreditation master agreement with the Green Climate Fund to create greater investment value for climate change mitigation and adaptation projects.

ADB refined its information systems in 2017 to deliver more complete and relevant information to development partners, resulting in better alignment on development strategies and project management.

Procurement, Portfolio, and Financial Management

The Operations Services and Financial Management Department (OSFMD) provided advice and direction on ADB's new procurement policy, aimed at achieving value for money and greater flexibility in responding to the needs of DMCs. Under the decentralized system recommended, more procurement specialists were outposted to resident missions or regional departments to help improve procurement quality and efficiency. Implementation of the procurement policy is making progress, with 265 bank staff accredited for



An operations assistant working at the ADB Indonesia Resident Mission in Jakarta. In 2017, ADB approved $10 million to improve and expand the office facilities of its resident missions.

procurement and consultant recruitment in 2017.

OSFMD helped enhance portfolio analytics and reports to support project implementation. It produced fiduciary reviews to help strengthen project design and financial sustainability. It also provided support to strengthen country financial management systems in nine DMCs. OSFMD also oversaw training of 461 bank and executing agency staff for better procurement, financial management, project implementation, and performance management.

ADB's Safeguards Implementation

In 2017, in accordance with its Safeguard Policy Statement, ADB assessed all projects for environment and social impacts, and incorporated appropriate mitigation measures as required. Training on safeguards was delivered to strengthen capacity and safeguards staff were deployed to resident missions to enhance the supervision of safeguards implementation. Additional measures were undertaken to improve in safeguards planning and implementation, such as enhanced due diligence and reporting. ADB continued its efforts to strengthen country safeguards systems, including institutional capacity and laws, regulations, rules, and procedures for safeguarding the environment and affected peoples.

The bank approved a technical assistance project to support DMCs that aspire to use country safeguard systems instead of following ADB requirements.

The governments of India, Indonesia, and Sri Lanka formally requested to use country safeguard systems, and ADB initiated necessary assessments and consultations to assess these requests.

Issue Resolution

The ADB Accountability Mechanism is an independent forum for people adversely affected by ADB-assisted projects to voice complaints and seek solutions to their problems. The Office of the Special Project Facilitator handles problem solving, and the Compliance Review Panel (CRP) handles operational policy compliance. The mechanism is designed to contribute to ADB's development effectiveness and improve project quality.

During 2017, the Accountability Mechanism received 12 complaints: seven from South Asia and five from Central and West Asia. The details and status of each complaint are available on ADB's website. The CRP monitored remedial actions for complaints in Armenia, Cambodia, India, the Philippines, and Sri Lanka. It also prepared completion reports for complaints relating to projects in Georgia and Samoa. The CRP held workshops in Azerbaijan, Bangladesh, Georgia, and the Philippines to develop guidebooks on compliance review.

Disclosure and Transparency

In 2017, 5,471 documents and reports—including project, institutional, and evaluation documents—were uploaded to ADB's website. The bank received

3,653 official requests for documents, and 96% of requests received responses within 20 days.

ADB continued to strengthen its communications on the progress and outcomes of projects. It also held briefings and skills sessions for staff, and improved its disclosure management system, to ensure that the communications policy is properly followed.

DEVELOPING AGILITY AND LEADERSHIP

Human Resources Management

In 2017, ADB posted 554 job vacancies, which generated about 43,692 applications from nationals of 64 of ADB's 67 member countries, highlighting the strong demand to work at ADB. ADB's secondment program hosted 39 secondees, and the internship hosted 34 graduate students. Through enhanced and streamlined recruitment processes, ADB employed 313 new staff in 2017, one of its highest annual intakes. ADB shifted from strict headcount management to flexible position management and headcount ceilings, enabling advance recruitment and filling of positions.

ADB continued to implement actions and aim for targets to improve gender balance and inclusion in the workplace, with an emphasis on recruiting women and retaining women already on staff. The Experts Pool program continued to acquire up-to-date expertise in specialized priority areas.

ADB introduced the policy framework for rotations and short-term assignments to broaden employees' skills and help them further their careers. The bank also strengthened the performance review process through the introduction of 360-degree employee feedback for managers and a more proactive approach to managing poor performance. ADB also increased the retirement age for new staff, and introduced a new Defined Contribution Plan for the Staff Retirement Plan.

Learning and Development

ADB's learning and development programs focus on personal awareness and adaptability as well as necessary professional and technical skills.

ADB has an active leadership program. In 2017, 109 team leaders attended a flagship program to develop the leadership and management skills to encourage high performance from their teams. Over 500 managers and staff participated in unconscious bias awareness training, which aims to raise awareness about unconscious bias at work and provide practical tools to mitigate it and support objective decision-making. In addition, ADB delivered over 92 learning and development programs, which benefited 1,965 staff (1,541 from ADB headquarters in Manila and 424 from field offices), and representatives from DMCs.

Through collaboration between various ADB offices and departments, the bank offered 23 e-learning courses in 2017, with about 3,500 participants coming from academia, governments, nongovernment organizations, the private sector, and international organizations.

Recognizing the need to familiarize all operations staff (sovereign and nonsovereign) with principles and concepts for public–private partnerships, and their application in project design, ADB delivered courses on using private sector finance for infrastructure projects in water supply and transport.

MAKING THE MOST OF ADB RESOURCES

Administrative Expenses

Net internal administrative expenses totaled $586.2 million in 2017, a 91% utilization rate against the $647 million budget. The $60.8 million budget savings largely resulted from the impact of staff vacancies on salaries, benefits, and work programs. In addition, favorable foreign exchange movements, better contract negotiations, continuous

efficiency efforts, and extended implementation timelines in some large capital expenditure projects lowered administrative expenses.

The net internal administrative expenses budget for 2018 is $672.3 million, a 3.9% increase on the 2017 budget. The 2018 budget will support ADB's commitment to meet the strong demand from its developing member countries, and ongoing investments in information technology (IT) reforms and organizational resilience. The 2018 budget will also enhance financial sustainability of the staff retirement plan. The 2018 annual capital budget of $10.8 million will fund recurring capital expenditures for headquarters and field office facilities, and technology and automation systems. The Board also approved special capital budgets of $10 million for improving and expanding office facilities of the resident missions, and $12.4 million for security, and upgrades of emergency and fire management systems for ADB headquarters.

Information Technology

ADB continued to deliver on its IT reforms. The rollout of Microsoft's Office 365—a cloud-based software that allows the use of office applications across different operating systems—is helping drive greater collaboration, productivity, and efficiency across the organization. ADB conducted over 300 IT training sessions in 2017 to reskill and retool staff, who are now equipped with mobile communications tools that allow them to work from anywhere at anytime. The bank also adopted cloud-based procurement and human resources systems in 2017, and these have streamlined internal business processes, and delivered operational transparency. ADB created an active disaster recovery site in Geneva, Switzerland, to increase the resilience of its critical financial systems.

Strengthening Risk Management

ADB maintains a corporate culture that is acutely risk aware. It implements business processes that allow

 

ASIAN DEVELOPMENT BANK INSTITUTE

The Asian Development Bank Institute (ADBI) is the think tank of ADB, providing intellectual insights and support for policymakers in the bank's developing member countries (DMCs). It does so by conducting research on medium- to long-term development issues and providing capacity building and training (CBT) to help improve agencies and organizations engaged in development work within DMCs.

In 2017, ADBI's administration strengthened the institute's finances by securing contributions from the People's Republic of China for the first time, while attracting significantly increased contributions from the Republic of Korea. The institute also received a commitment from Indonesia's Minister of Finance for new financing.

Through its research unit, ADBI released 8 books and about 170 working papers in 2017. These covered infrastructure financing, finance and innovation for small and medium-sized enterprises, trade issues, financial literacy, and food insecurity in Asia, and ways for DMCs to avoid the middle-income challenge.

ADBI delivered a record 51 CBT events in 2017, with increased emphasis on DMCs in Central Asia and the Pacific. Priority themes included poverty reduction, infrastructure financing, and regional cooperation. ADBI also began CBT on sanitation (supported by the Bill & Melinda Gates Foundation) and transport infrastructure (supported by Japan's Institute of Transportation Economics). In May, ADBI hosted the successful Global Think Tank Summit 2017 in Yokohama, Japan.

departments and offices to monitor, mitigate, and manage specific risks associated with their operations.

In 2017, ADB paid particular attention to implementing the merger of the lending operations of the Asian Development Fund with the bank's ordinary capital resources. While this merger has enabled ADB to direct greater resources to borrowing countries, it has the potential to increase the bank's exposure to risk. Accordingly, during the year, ADB completed a comprehensive review of the prudential risk management policies that anchor its AAA credit rating.

ADB continued to devote substantial resources to managing its credit, market, and operational risks. It also provided technical assistance to regional financial institutions to expand their knowledge and capabilities in risk management.

Treasury

The Treasury Department mobilizes and manages ADB's financial resources and ensures the timely settlement of payments with its stakeholders.

In 2017, ADB raised a record $28.5 billion in medium- and long-term borrowings at cost-efficient levels and in a diversified manner. Funding was sourced in 15 different currencies; maturities ranged from 1 year to 20 years; and issue sizes were from $3 million to $4 billion. The bank issued thematic bonds, including health and gender bonds, in response to demand for socially responsible investments. ADB also issued Rp1.0 trillion ($74 million) in offshore Indonesian rupiah-linked bonds. This was the first issuance by a multilateral development bank where Indonesia is a shareholder and the first issuance by a multilateral development bank in Indonesian rupiah to support local currency lending. ADB issued its first local-currency green bond by issuing Rs5.0 billion ($78 million) in offshore Indian rupee-linked bonds. The bank also completed its first onshore cross-currency swaps in the People's Republic of China and its first

central bank cross-currency repurchase facility in Kazakhstan.

Audit

Through independent and objective audit and advisory services, the Office of the Auditor General (OAG) provides assurance that the internal controls for managing risks and achieving ADB's development objectives are operating effectively.

In 2017, OAG issued 16 audit reports, covering sovereign and nonsovereign operations, risk management, treasury, IT, finance, and administration. It also completed seven advisory engagements on financial and operational controls of business units.

In April, OAG embraced social media to introduce AuditWithoutWalls!, an online community that connects internal auditors in the public sector and allows members to ask questions, share knowledge, and discover new ideas. The community has attracted about 300 members since its launch.


A scientist monitors plant growth at the Southern Horticultural Research Institute in Viet Nam. ADB provides the institute with knowledge and technological support.

Durng the year, OAG hosted the annual meeting of the Multilateral Financial Institutions-Chief Audit Executive Group in the People's Republic of China, as well as the Annual Internal Audit Youth Summit and a strategic planning session for the Philippine Association of Government Internal Auditors Board of Trustees, with both events held in Manila, Philippines.

Legal Services

The Office of the General Counsel (OGC) provides advice and assistance on legal matters relating to the organization, administration, finance, policies, and operations of ADB.

Under ADB's Law and Policy Reform program, OGC designs and implements technical assistance projects for DMCs in areas relating to legal and judicial reforms and capacity building for judiciaries and regulatory agencies. At the end of 2017, OGC had a portfolio of 16 active technical assistance projects, totaling $14.1 million.

The Law and Policy Reform program covers environmental issues and climate change, capital markets and finance, corporate governance, and reforms that stimulate investment and promote gender equality.

In 2017, OGC helped several Pacific island countries adopt international arbitration as a means of commercial dispute resolution, assisted Pakistan in establishing the first court in Asia to specialize on gender-based violence, and provided specialized training programs for more than 350 judges and 300 legal professionals in areas of law relating to the environment, climate change, arbitration, and gender equality.

Integrity and Anticorruption Activities

ADB's Office of Anticorruption and Integrity (OAI) helps ensure that all ADB funds are utilized for their intended purposes. It conducts investigations; integrity due diligence; project procurement-related reviews; and outreach activities such as training, workshops, e-bulletins, and online courses.

In 2017, 52 entities were debarred for violating ADB's Anticorruption Policy. Enforcement of the policy acts as a deterrent to others.

OAI completed five reviews related to project procurement, which strengthened controls and enhanced transparency in project implementation.

ADB strengthened its internal controls on employment by issuing Integrity Due Diligence Guidelines for Employment Screenings. These guidelines ensure that adequate and systematic controls are in place to identify and address potential integrity, money laundering, and reputational risk in recruiting prospective ADB staff.

OAI also conducted 119 seminars and workshops for over 3,900 participants, as ADB continued to increase the anticorruption knowledge and awareness of its stakeholders.

OAI also fosters a respectful working environment within ADB. The Respectful Workplace Unit began operations in 2017, with a mandate to ensure a workplace free of inappropriate behavior, misconduct, harassment, and bullying. The unit provided training and awareness programs on ADB's revised Code of Conduct. The bank also launched a mandatory e-learning course on anticorruption, integrity, and respect for staff.

Administrative Services

In March, ADB implemented the Program Management Plan to achieve organizational resilience by optimizing its key resources: people, workplace, IT, key business processes, and supply chain. Projects under the Program Management Plan execute the action plans as part of ADB's organizational resilience framework and strengthen ADB's capability to respond to disruptive events or changes. The bank also moved to strengthen its crisis management and emergency-response capabilities, as well as continuing its efforts to bolster disaster preparedness.

For resident missions, ADB increased its administrative support to provide appropriate premises and amenities. Eight resident missions have been approved to either relocate, expand, or improve their office facilities in response to expanding roles in their respective DMCs.

In July, ADB launched its institutional procurement system (e-procurement), which streamlined and automated the organization's entire procureto-pay process. This is expected to generate annual savings of $900,000 from improved procurement planning, reduced transactional costs, and enhanced supplier communications.

In November, to achieve carbon neutrality, ADB offset unavoidable carbon emissions (12,000 metric tons of CO_2-equivalent) from its headquarters in Manila by purchasing carbon credits. ADB plans to include its field offices in its efforts to conserve resources and reduce the bank's carbon footprint.

Enhancing Mutual Understanding

The Office of the Ombudsperson is a neutral, independent, and confidential resource available to all staff to resolve workplace concerns in an informal way. It offers confidential consultations and coaching to resolve a broad range of workplace issues. It mediates staff disputes and facilitates group meetings, difficult conversations, and strategic discussions.

The ombudsperson helped to educate on issues of workplace bullying and harassment, and raise awareness of the resources available to ADB staff to address any related concerns. The ombudsperson also facilitated several group meetings, both at ADB headquarters in Manila and in field offices across Asia and the Pacific, to enhance mutual understanding within the bank's teams. ∎

INDEPENDENT EVALUATION

The Independent Evaluation Department (IED) helps strengthen ADB by assessing the effectiveness of the bank's policies, strategies, and operations.

In 2017, IED resumed its work to boost the knowledge of the ADB Board of Directors, Management, and operational staff on what works and what does not in the projects and initiatives financed by the bank. It did this through sector evaluations, strengthening the quality assurance of project and country evaluations and validations, and through a new series of syntheses and working papers.

IED completed the country program evaluation for India and validations of country partnership strategy final reviews for Afghanistan, Kazakhstan, Mongolia, the Philippines, and Turkmenistan to inform country partnership strategies and operational plans. Taking on board lessons learned from country partnership strategies, the department also provided inputs and directions on the role and effectiveness of ADB's country programs.

Using knowledge garnered from its evaluations, IED helped guide the formulation of the bank's forthcoming long-term strategy, Strategy 2030. IED stressed the need to focus on the quality of growth to improve lives and generate more desirable outcomes through a continued and intensified focus on social and geographical inclusion, environmental sustainability, and regional cooperation and integration.

At the corporate level, IED contributed to the strategic and operational directions of ADB with evaluations on results-based lending and the role of credit-enhancement products. IED also conducted an evaluation on gender and development, providing evidence for ADB to continue its efforts toward bridging gender gaps across Asia and the Pacific.

In June, IED hosted an international event in Bangkok, Thailand, presenting innovative solutions to rapid urbanization in middle-income countries of Asia and the Pacific. In September, together with the Asia Pacific Finance and Development Institute, IED hosted the 2017 Asian Evaluation Week in the People's Republic of China. The event helped inform country officials and development practitioners on the role of evaluation in policy-making processes.

In 2017, IED changed the department's structure to strengthen the role of evaluation knowledge in ADB, and better align the department to the changing needs of its clients. As a result, IED is now organized into a thematic and country division, and a sector and project division. Two support groups were created: for communications and outreach, and for knowledge and evaluation capacity development.

APPENDIXES



ADB Viet Nam Resident Mission, Ha Noi.

Appendix 1: ADB Commitments by Country, 2017 ($ million)

Country	Projects Regular OCR	COL	ADF	Other SF	Cofinancing	Subtotal	Technical Assistance TASF	Other SF	Cofinancing	Subtotal	Total
Afghanistan	-	-	404.8	-	75.0	479.8	2.8	-	3.7	6.5	486.3
Armenia	126.0	-	-	-	91.9	217.9	1.1	-	2.0	3.1	221.0
Azerbaijan	1,398.3	-	-	-	296.8	1,695.1	2.9	-	-	2.9	1,697.9
Bangladesh	1,630.0	371.2	-	-	1,187.1	3,188.3	4.7	-	4.0	8.7	3,197.0
Bhutan	-	-	-	-	-	-	1.7	-	-	1.7	1.7
Cambodia	3.3	-	-	-	6.0	9.2	4.9	-	4.4	9.3	18.5
China, People's Republic of	2,352.8	-	-	-	1,122.0	3,474.8	11.3	2.1	2.0	15.4	3,490.2
Cook Islands	-	-	-	-	-	-	-	-	-	-	-
Federated States of Micronesia	-	-	6.5	-	1.8	8.3	-	-	-	-	8.3
Fiji	42.1	-	-	-	57.6	99.7	-	-	-	-	99.7
Georgia	216.1	-	-	-	129.0	345.2	0.3	-	-	0.3	345.5
India	3,625.1	-	-	-	1,925.4	5,550.5	8.9	-	8.9	17.8	5,568.2
Indonesia	2,026.3	-	-	-	1,083.5	3,109.8	2.9	-	5.7	8.6	3,118.5
Kazakhstan	213.5	-	-	-	8.7	222.2	4.6	-	1.0	5.6	227.8
Kiribati	-	-	7.0	-	7.4	14.4	0.4	-	-	0.4	14.8
Kyrgyz Republic	-	-	55.0	-	-	55.0	1.8	-	1.1	2.9	57.9
Lao People's Democratic Republic	-	3.9	53.6	-	-	57.5	1.0	-	2.0	3.0	60.5
Malaysia	-	-	-	-	18.5	18.5	-	-	-	-	18.5
Maldives	-	-	-	-	-	-	0.6	-	-	0.6	0.6
Marshall Islands	-	-	10.5	-	-	10.5	-	-	-	-	10.5
Mongolia	287.1	30.6	-	-	54.5	372.2	6.4	0.8	2.6	9.7	381.9
Myanmar	134.3	185.5	-	-	251.1	570.9	6.8	-	14.6	21.4	592.3
Nauru	-	-	-	-	-	-	-	-	2.6	2.6	2.6
Nepal	-	509.9	-	-	347.7	857.6	3.8	-	3.0	6.8	864.3
Pakistan	1,809.3	300.0	-	-	1,224.1	3,333.4	5.7	-	0.1	5.8	3,339.1
Palau	-	-	-	-	-	-	-	-	-	-	-
Papua New Guinea	540.9	70.6	-	-	29.4	640.8	1.5	-	-	1.5	642.3
Philippines	700.0	-	-	-	150.0	850.0	6.8	-	8.5	15.3	865.3
Samoa	2.0	3.1	7.9	-	17.7	30.7	-	-	-	-	30.7
Solomon Islands	-	-	2.2	-	29.6	31.8	0.3	-	-	0.3	32.1
Sri Lanka	539.0	86.3	-	2.0	381.3	1,008.6	4.9	-	1.0	5.9	1,014.5
Tajikistan	-	30.4	19.2	-	0.6	50.2	1.4	-	-	1.4	51.6
Thailand	65.9	-	-	-	666.8	732.7	1.5	-	-	1.5	734.2
Timor-Leste	-	-	-	-	-	-	-	-	0.3	0.3	0.3
Tonga	-	8.4	7.7	-	13.0	29.0	0.7	-	0.2	0.9	29.9
Turkmenistan	-	-	-	-	-	-	-	-	-	-	-
Tuvalu	-	-	14.3	-	0.5	14.8	0.7	-	-	0.7	15.5
Uzbekistan	878.0	268.2	-	-	333.6	1,479.9	6.0	-	0.9	6.9	1,486.7
Vanuatu	-	6.7	6.6	0.2	9.9	23.4	0.2	-	-	0.2	23.5
Viet Nam	468.7	397.2	-	-	1,880.0	2,745.8	9.0	-	5.3	14.3	2,760.1
Regional[a]	171.2	-	-	-	413.2	584.5	86.6	5.7	34.9	127.3	711.7
Total ADB	**17,229.9**	**2,271.8**	**595.3**	**2.2**	**11,813.6**	**31,912.8**	**192.0**	**8.6**	**108.8**	**309.3**	**32,222.1**

ADB = Asian Development Bank, ADF = Asian Development Fund, COL = concessional ordinary capital resources lending, OCR = ordinary capital resources, SF = special funds, TASF = Technical Assistance Special Fund.

Notes: Commitment is the financing approved by ADB's Board of Directors or Management for which the investment agreement has been signed by the borrower, recipient, or the investee company and ADB. It is the amount indicated in the investment agreement that may or may not be equal to the approved amount, depending on the exchange rate at the time of signing. In the case of official and commercial cofinancing not administered by ADB for which the signed amount is not readily available, the approved amount is used.

a Regional includes nonsovereign operations which involve two or more countries, and all regional technical assistance.

Appendix 2: List of Projects Committed, 2017
Regular Ordinary Capital and Concessional Resources Commitments ($ million)

Region/Country/Project Title	Regular OCR	Concessional OCR	ADF Grant	Total
A. SOVEREIGN OPERATIONS	**14,943.2**	**2,271.8**	**595.3**	**17,810.3**
Central and West Asia	**3,969.2**	**598.6**	**479.0**	**5,046.8**
Afghanistan	-	-	**404.8**	**404.8**
Energy Supply Improvement Investment Program – Tranche 3	-	-	44.8	44.8
Qaisar–Dari Bum Road	-	-	330.0	330.0
Road Asset Management - Additional Financing	-	-	30.0	30.0
Armenia	**40.0**	**-**	**-**	**40.0**
Public Efficiency and Financial Markets Program (Subprogram 1)	40.0	-	-	40.0
Azerbaijan	**898.3**	**-**	**-**	**898.3**
Shah Deniz Gas Field Expansion	498.3	-	-	498.3
Railway Sector Development Program	400.0	-	-	400.0
Georgia	**216.1**	**-**	**-**	**216.1**
Batumi Bypass Road	122.0	-	-	122.0
Sustainable Urban Transport Investment Program – Tranche 5	14.1	-	-	14.1
Secondary Road Improvement	80.0	-	-	80.0
Kazakhstan	**213.5**	**-**	**-**	**213.5**
Supporting Resilience of Micro, Small, and Medium-Sized Enterprises Finance	213.5	-	-	213.5
Kyrgyz Republic	**-**	**-**	**55.0**	**55.0**
Second Investment Climate Improvement Program (Subprogram 3)	-	-	25.0	25.0
Skills for Inclusive Growth Sector Development Program	-	-	30.0	30.0
Pakistan	**1,723.3**	**300.0**	**-**	**2,023.3**
Post-Flood National Highways Rehabilitation	196.9	-	-	196.9
Access to Clean Energy Investment Program	325.0	-	-	325.0
Sustainable Energy Sector Reform Program (Subprogram 3)	300.0	-	-	300.0
Public Sector Enterprises Reform Program (Subprogram 2)	-	300.0	-	300.0
Pehur High Level Canal Extension	86.4	-	-	86.4
Peshawar Sustainable Bus Rapid Transit Corridor	335.0	-	-	335.0
Supporting Public–Private Partnership Investments in Sindh Province	100.0	-	-	100.0
Central Asia Regional Economic Cooperation Corridor Development Investment Program – Tranche 1	180.0	-	-	180.0
Punjab Intermediate Cities Improvement Investment	200.0	-	-	200.0
Tajikistan	**-**	**30.4**	**19.2**	**49.6**
Investment Climate Reforms Program (Subprogram 2)	-	30.4	19.2	49.6
Uzbekistan	**878.0**	**268.2**	**-**	**1,146.2**
Small Business Finance	100.0	-	-	100.0
Tashkent Province Water Supply Development	-	117.2	-	117.2
Horticulture Value Chain Development	-	151.1	-	151.1
Kashkadarya Regional Road	198.0	-	-	198.0
Affordable Rural Housing Program	500.0	-	-	500.0
Central Asia Regional Economic Cooperation Corridor 2 (Pap-Namangan-Andijan) Railway Electrification	80.0	-	-	80.0
East Asia	**2,421.8**	**30.6**	**-**	**2,452.4**
China, People's Republic of	**2,134.7**	**-**	**-**	**2,134.7**
Fujian Farmland Sustainable Utilization and Demonstration	100.0	-	-	100.0
Jiangxi Xinyu Kongmu River Watershed Flood Control and Environmental Improvement	150.0	-	-	150.0
Shaanxi Accelerated Energy Efficiency and Environment Improvement Financing	150.0	-	-	150.0
Ningxia Liupanshan Poverty Reduction Rural Road Development	100.0	-	-	100.0
Guangxi Regional Cooperation and Integration Promotion Investment Program – Tranche 1	130.0	-	-	130.0
Air Quality Improvement in the Greater Beijing-Tianjin-Hebei Region—China National Investment and Guaranty Corporation's Green Financing Platform	514.7	-	-	514.7
Chongqing Integrated Logistics Demonstration	150.0	-	-	150.0
Hebei Elderly Care Development	100.0	-	-	100.0
Qinghai Haidong Urban–Rural Eco Development	150.0	-	-	150.0
Guizhou Rocky Desertification Area Water Management	150.0	-	-	150.0
Shanxi Inclusive Agricultural Value Chain Development	90.0	-	-	90.0
Guangxi Modern Technical and Vocational Education and Training Development Program	250.0	-	-	250.0
Shanxi Urban–Rural Water Source Protection and Environmental Demonstration	100.0	-	-	100.0

continued on next page

Region/Country/Project Title	Regular OCR	Concessional OCR	ADF Grant	Total
Mongolia	**287.1**	**30.6**	**-**	**317.7**
Social Welfare Support Program (Phase 2)	150.0	-	-	150.0
Banking Sector Rehabilitation and Financial Stability Strengthening Program	100.0	-		100.0
Ulaanbaatar Urban Services and Ger Areas Development Investment Program – Tranche 2	37.1	30.6	-	67.7
Pacific	**583.0**	**88.7**	**62.7**	**734.4**
Fiji	**42.1**	**-**	**-**	**42.1**
Urban Water Supply and Wastewater Management Investment Program – Tranche 1	42.1	-	-	42.1
Kiribati	**-**	**-**	**7.0**	**7.0**
South Tarawa Water Supply	-	-	2.0	2.0
Strengthening Economic Management Reform Program (Subprogram 1)	-	-	5.0	5.0
Marshall Islands	**-**	**-**	**10.5**	**10.5**
Improving the Quality of Basic Education in the North Pacific	-	-	6.5	6.5
Majuro Power Network Strengthening	-	-	2.0	2.0
Public Financial Management	-	-	2.0	2.0
Federated States of Micronesia	**-**	**-**	**6.5**	**6.5**
Improving the Quality of Basic Education in the North Pacific	-	-	6.5	6.5
Papua New Guinea	**540.9**	**70.6**	**-**	**611.5**
Sustainable Highlands Highway Investment Program – Tranche 1	272.0	30.5	-	302.5
Civil Aviation Development Investment Program – Tranche 3	213.0	35.0	-	248.0
Town Electrification Investment Program – Tranche 2	55.9	5.1	-	61.0
Samoa	**-**	**3.1**	**7.9**	**11.0**
Fiscal Resilience Improvement Program (Subprogram 1)	-	-	5.0	5.0
Pacific Disaster Resilience Program	-	3.1	2.9	6.0
Solomon Islands	**-**	**-**	**2.2**	**2.2**
Solar Power Development	-	-	2.2	2.2
Tonga	**-**	**8.4**	**7.7**	**16.0**
Outer Island Renewable Energy - Additional Financing	-	2.5	2.5	5.0
Building Macroeconomic Resilience Program (Subprogram 2)	-	2.8	2.3	5.1
Pacific Disaster Resilience Program	-	3.1	2.9	6.0
Tuvalu	**-**	**-**	**14.3**	**14.3**
Outer Island Maritime Infrastructure	-	-	11.3	11.3
Pacific Disaster Resilience Program	-	-	3.0	3.0
Vanuatu	**-**	**6.7**	**6.6**	**13.3**
Cyclone Pam Road Reconstruction - Additional Financing	-	4.2	4.1	8.3
Energy Access	-	2.5	2.5	5.0
South Asia	**4,900.5**	**967.3**	**-**	**5,867.8**
Bangladesh	**1,610.0**	**371.2**	**-**	**1,981.2**
Second Small and Medium-Sized Enterprise Development	200.0	-	-	200.0
City Region Development II	-	5.0	-	5.0
Skills for Employment Investment Program – Tranche 2	-	100.0	-	100.0
Bangladesh Power System Enhancement and Efficiency Improvement	600.0	16.0	-	616.0
South Asia Subregional Economic Cooperation Chittagong-Cox's Bazar Railway Project Phase 1 – Tranche 1	210.0	90.0	-	300.0
Third Urban Governance and Infrastructure Improvement (Sector) - Additional Financing	100.0	100.0	-	200.0
Third Public–Private Infrastructure Development Facility – Tranche 1	250.0	10.2	-	260.2
South Asia Subregional Economic Cooperation Dhaka–Northwest Corridor Road, Phase 2 – Tranche 1	250.0	50.0	-	300.0
India	**2,755.5**	**-**	**-**	**2,755.5**
Green Energy Corridor and Grid Strengthening	500.0	-	-	500.0
Visakhapatnam–Chennai Industrial Corridor Development Program	125.0	-	-	125.0
Visakhapatnam–Chennai Industrial Corridor Development Program – Tranche 1	245.0	-	-	245.0
Madhya Pradesh District Roads II Sector	350.0	-	-	350.0
Demand-Side Energy Efficiency Sector	200.0	-	-	200.0
Solar Transmission Sector	175.0	-	-	175.0
Madhya Pradesh Urban Services Improvement	275.0	-	-	275.0
Uttar Pradesh Major District Roads Improvement	300.0	-	-	300.0
Rajasthan State Highway Investment Program – Tranche 1	220.0	-	-	220.0
Second West Bengal Development Finance Program	300.0	-	-	300.0
Sustainable Coastal Protection and Management Investment Program – Tranche 2	65.5	-	-	65.5

continued on next page

Region/Country/Project Title	Regular OCR	Concessional OCR	ADF Grant	Total
Nepal	**-**	**509.9**	**-**	**509.9**
South Asia Subregional Economic Cooperation Roads Improvement	-	180.8	-	180.8
South Asia Subregional Economic Cooperation Customs Reform and Modernization for Trade Facilitation Program	-	21.8	-	21.8
Power Transmission and Distribution Efficiency Enhancement	-	154.9	-	154.9
Regional Urban Development	-	152.4	-	152.4
Sri Lanka	**535.0**	**86.3**	**-**	**621.3**
Northern Province Sustainable Fisheries Development	-	1.3	-	1.3
Wind Power Generation	200.0	-	-	200.0
Second Integrated Road Investment Program – Tranche 1	90.0	60.0	-	150.0
Jaffna and Kilinochchi Water Supply - Additional Financing	95.0	25.0	-	120.0
Integrated Road Investment Program – Tranche 4	150.0	-	-	150.0
Southeast Asia	**3,068.7**	**586.5**	**53.6**	**3,708.8**
Indonesia	**1,900.0**	**-**	**-**	**1,900.0**
Financial Market Development and Inclusion Program (Subprogram 2)	400.0	-	-	400.0
Integrated Participatory Development and Management of Irrigation Program	500.0	-	-	500.0
Sustainable and Inclusive Energy Program (Subprogram 2)	400.0	-	-	400.0
Sustainable Energy Access in Eastern Indonesia—Electricity Grid Development Program	600.0	-	-	600.0
Lao People's Democratic Republic	**-**	**3.9**	**53.6**	**57.5**
Northern Rural Infrastucture Development Sector - Additional Financing	-	-	35.6	35.6
Greater Mekong Subregion Health Security	-	3.9	8.0	11.9
Trade Facilitation: Improved Sanitary and Phytosanitary Handling in Greater Mekong Subregion Trade - Additional Financing	-	-	10.0	10.0
Myanmar	**-**	**185.5**	**-**	**185.5**
Irrigated Agriculture Inclusive Development	-	75.0	-	75.0
Equipping Youth for Employment	-	98.5	-	98.5
Greater Mekong Subregion Health Security	-	12.0	-	12.0
Philippines	**700.0**	**-**	**-**	**700.0**
Facilitating Youth School-to-Work Transition Program (Subprogram 1)	300.0	-	-	300.0
Infrastructure Preparation and Innovation Facility	100.0	-	-	100.0
Encouraging Investment through Capital Market Reforms Program (Subprogram 2)	300.0	-	-	300.0
Viet Nam	**468.7**	**397.2**	**-**	**865.9**
Greater Mekong Subregion Ben Luc–Long Thanh Expressway – Tranche 2	286.0	-	-	286.0
Greater Mekong Subregion Health Security	-	77.1	-	77.1
Second Secondary Education Sector Development Program	-	96.6	-	96.6
Urban Environment and Climate Change Adaptation	100.0	-	-	100.0
Support to Border Areas Development	-	105.2	-	105.2
Improving Public Expenditure Quality Program (Subprogram 1)	82.7	118.3	-	201.0
B. NONSOVEREIGN OPERATIONS	**2,286.7**	**-**	**-**	**2,286.7**
Armenia	**86.0**	**-**	**-**	**86.0**
Distribution Network Rehabilitation, Efficiency Improvement, and Augmentation	80.0	-	-	80.0
Rural Financial Inclusion	6.0	-	-	6.0
Azerbaijan	**500.0**	**-**	**-**	**500.0**
Shah Deniz Gas Field Expansion	500.0	-	-	500.0
Bangladesh	**20.0**	**-**	**-**	**20.0**
Sustainable Projects in the Textile and Garment Sector	20.0	-	-	20.0
Cambodia	**3.3**	**-**	**-**	**3.3**
Cambodia Solar Power	3.3	-	-	3.3
China, People's Republic of	**218.1**	**-**	**-**	**218.1**
China Everbright Renewable Energy	10.0	-	-	10.0
Integrated Wastewater Management	150.0	-	-	150.0
Inclusive and Sustainable Livestock Farming	58.1	-	-	58.1
India	**869.6**	**-**	**-**	**869.6**
Renew Clean Energy	34.7	-	-	34.7
Expanding Micro and SME Lending in Semi-Urban and Rural Areas	74.9	-	-	74.9
Supporting Access to Finance for Women in Lagging States	10.0	-	-	10.0
Green Energy Corridor and Grid Strengthening	500.0	-	-	500.0
Supporting Access to Finance for Women in Less-Developed States	200.0	-	-	200.0
True North Fund VI LLP	50.0	-	-	50.0

continued on next page

Region/Country/Project Title	Regular OCR	Concessional OCR	ADF Grant	Total
Indonesia	**126.3**	**–**	**–**	**126.3**
Muara Laboh Geothermal Power	70.0	–	–	70.0
Eastern Indonesia Renewable Energy (Phase 1)	56.3	–	–	56.3
Myanmar	**134.3**	**–**	**–**	**134.3**
Myingyan Natural Gas Power	41.8	–	–	41.8
Yangon Urban Renewal and District Cooling	50.0	–	–	50.0
Telecommunication Towers Infrastructure	42.5	–	–	42.5
Pakistan	**86.0**	**–**	**–**	**86.0**
Triconboston Wind Power	66.0	–	–	66.0
Expanding Access to Credit for Agriculture and Micro, Small, and Medium-Sized Enterprise Borrowers	20.0	–	–	20.0
Regional	**171.2**	**–**	**–**	**171.2**
Micro-Credit Ratings International Limited (Strengthening the Microfinance Ecosystem)	1.5	–	–	1.5
Equity Investment in CreditAccess Asia	32.0	–	–	32.0
ASEAN Distributed Power	57.8	–	–	57.8
OrbiMed Asia Partners III, LP Fund	60.0	–	–	60.0
High-Value Horticulture Development	20.0	–	–	20.0
Samoa	**2.0**	**–**	**–**	**2.0**
Solar Power Development	2.0	–	–	2.0
Sri Lanka	**4.0**	**–**	**–**	**4.0**
Shipyard Rehabilitation and Infrastructure	4.0	–	–	4.0
Thailand	**65.9**	**–**	**–**	**65.9**
Cornerstone Investment in Leading Independent Power Producer	65.9	–	–	65.9
TOTAL	**17,229.9**	**2,271.8**	**595.3**	**20,097.0**

ADF = Asian Development Fund, ASEAN = Association of Southeast Asian Nations, OCR = ordinary capital resources, SME = small and medium-sized enterprise.

Appendix 3: ADB Approvals, 2013–2017 ($ million)

Item	2013[a]	2014[a]	2015[a]	2016[a]	2017
Loans, Grants, and Others					
By Source					
Regular Ordinary Capital Resources	**10,192**	**10,342**	**12,731**	**14,299**	**16,820**
Loans	10,015	10,137	12,256	13,707[b]	15,904[c]
Equity Investments	142	185[d]	134	77	390
Guarantees	35	20	341	515	526
Concessional Resources	**3,850**	**3,091**	**2,869**	**3,073**	**2,267[e]**
Loans	3,008	2,686	2,514	2,556	1,715
Grants	843	405	355	518	551
Special Funds[f]	7	0	7	9	2
Grants	7	0	7	9	2
Subtotal	**14,048**	**13,433**	**15,607**	**17,381**	**19,089**
By Operations					
Sovereign	**12,589**	**11,571**	**13,159**	**14,880**	**15,939**
Loans	11,740	11,166	12,796	13,853	15,386[e]
Guarantees	-	-	-	500	-
Grants	849	405	362	527	553[e]
Nonsovereign	**1,459**	**1,862**	**2,448**	**2,502**	**3,150**
Loans	1,282	1,657	1,973	2,410[b]	2,234[c]
Equity Investments	142	185[d]	134	77	390
Guarantees	35	20	341	15	526
Subtotal	**14,048**	**13,433**	**15,607**	**17,381**	**19,089**
Technical Assistance					
Sovereign	149	148	136	162	197
Nonsovereign	6	11	5	7	9
Subtotal	**155**	**158**	**141**	**169**	**206**
Cofinancing, including Trust Funds					
Sovereign	**3,714**	**4,218**	**6,092**	**8,225**	**3,657**
Trust Funds Administered by ADB	299	147	205	399	143
Bilateral	1,753	902	2,232	3,263	1,824
Multilateral	1,655	2,735	3,442	4,250	1,289
Others[g]	6	434	213	314	400
Nonsovereign[h]	**2,933**	**4,806**	**4,569**	**5,836**	**5,947**
Subtotal	**6,647**	**9,023**	**10,661**	**14,061**	**9,604**
TOTAL	**20,850**	**22,615**	**26,409**	**31,611**	**28,899**

- = nil, 0 = less than $500,000.

Note: Numbers may not sum precisely because of rounding.

[a] Excludes terminated loans, grants, equities, guarantees, and technical assistance.

[b] Includes $225 million classified as debt securities in financial statements in accordance with accounting standards.

[c] Includes $300 million classified as debt securities in financial statements in accordance with accounting standards.

[d] Includes $10 million classified as debt securities in financial statements in accordance with accounting standards.

[e] Includes two project design advances approved in March and December 2017 in amounts ranging from $1.3 million to $2 million.

[f] Special funds other than Asian Development Fund such as Asia Pacific Disater Response Fund and Climate Change Fund.

[g] "Others" includes private sector cofinancing through foundations and corporate social responsibility programs, and any public source, such as national development banks, that do not fall under official cofinancing.

[h] Nonsovereign cofinancing includes commercial cofinancing, such as Trade Finance Program cofinancing, B loans, and parallel loans, among others.

ADB Approvals by Region, 2017

Region	2013	2014	2015	2016	2017
Central and West Asia	5,504	5,169	7,276	8,066	7,517
East Asia	2,529	2,796	3,125	3,065	4,291
Pacific	472	202	403	817	532
South Asia	5,855	6,688	7,497	8,269	7,949
Southeast Asia	6,161	7,185	7,571	11,200	7,377
Regional	330	576	537	195	1,233
TOTAL	**20,850**	**22,615**	**26,409**	**31,611**	**28,899**

Appendix 4: ADB Regional and Nonregional Members



GEORGIA**
ARMENIA**
AZERBAIJAN**
TURKMENISTAN**
UZBEKISTAN**
KAZAKHSTAN**
KYRGYZ REPUBLIC**
AFGHANISTAN**
PAKISTAN**
TAJIKISTAN**
MALDIVES
INDIA**
NEPAL**
SRI LANKA**
BHUTAN**
MYANMAR**
THAILAND**
BANGLADESH**
MONGOLIA**
PEOPLE'S REPUBLIC OF CHINA**
LAO PEOPLE'S DEMOCRATIC REPUBLIC**
CAMBODIA**
VIET NAM**
HONG KONG, CHINA*
BRUNEI DARUSSALAM*
MALAYSIA
SINGAPORE*
INDONESIA**
JAPAN* ***
REPUBLIC OF KOREA*
TAIPEI,CHINA*
PHILIPPINES**
PALAU
TIMOR-LESTE**
PAPUA NEW GUINEA**
FEDERATED STATES OF MICRONESIA
MARSHALL ISLANDS
NAURU
KIRIBATI
TUVALU
FIJI**
SOLOMON ISLANDS
SAMOA
TONGA
COOK ISLANDS
VANUATU
NEW ZEALAND*
AUSTRALIA* **

Nonregional Members (19 countries)

Austria, Belgium, Canada, Denmark, Finland, France, Germany***, Ireland, Italy, Luxembourg, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, Turkey, United Kingdom, United States***

* **Advanced economies and/or graduated developing members.**
** **Resident Mission/Regional Office.**
*** **Representative Office.**

Appendix 5: Members, Capital Stock, and Voting Power
(as of 31 December 2017)

	Year of Membership	Subscribed Capital[a] (% of total)	Voting Power[b] (% of total)		Year of Membership	Subscribed Capital[a] (% of total)	Voting Power[b] (% of total)
REGIONAL				**NONREGIONAL**			
Afghanistan	1966	0.034	0.326	Austria	1966	0.340	0.571
Armenia	2005	0.298	0.537	Belgium	1966	0.340	0.571
Australia	1966	5.786	4.928	Canada	1966	5.231	4.483
Azerbaijan	1999	0.445	0.654	Denmark	1966	0.340	0.571
Bangladesh	1973	1.021	1.115	Finland	1966	0.340	0.571
Bhutan	1982	0.006	0.303	France	1970	2.328	2.161
Brunei Darussalam	2006	0.352	0.580	Germany	1966	4.326	3.759
Cambodia	1966	0.049	0.338	Ireland	2006	0.340	0.571
China, People's Republic of	1986	6.444	5.454	Italy	1966	1.807	1.744
Cook Islands	1976	0.003	0.301	Luxembourg	2003	0.340	0.571
Fiji	1970	0.068	0.353	The Netherlands	1966	1.026	1.119
Georgia	2007	0.341	0.572	Norway	1966	0.340	0.571
Hong Kong, China	1969	0.545	0.734	Portugal	2002	0.113	0.389
India	1966	6.331	5.363	Spain	1986	0.340	0.571
Indonesia	1966	5.446	4.655	Sweden	1966	0.340	0.571
Japan	1966	15.607	12.784	Switzerland	1967	0.584	0.765
Kazakhstan	1994	0.806	0.944	Turkey	1991	0.340	0.571
Kiribati	1974	0.004	0.302	United Kingdom	1966	2.042	1.932
Korea, Republic of	1966	5.038	4.329	United States	1966	15.607	12.784
Kyrgyz Republic	1994	0.299	0.538	**Subtotal**		**36.467**	**34.845**
Lao People's Democratic Republic	1966	0.014	0.310	**TOTAL**		**100.000**	**100.000**
Malaysia	1966	2.723	2.477				
Maldives	1978	0.004	0.302				
Marshall Islands	1990	0.003	0.301				
Micronesia, Federated States of	1990	0.004	0.302				
Mongolia	1991	0.015	0.311				
Myanmar	1973	0.545	0.734				
Nauru	1991	0.004	0.302				
Nepal	1966	0.147	0.416				
New Zealand	1966	1.536	1.527				
Pakistan	1966	2.178	2.041				
Palau	2003	0.003	0.301				
Papua New Guinea	1971	0.094	0.374				
Philippines	1966	2.383	2.205				
Samoa	1966	0.003	0.301				
Singapore	1966	0.340	0.571				
Solomon Islands	1973	0.007	0.304				
Sri Lanka	1966	0.580	0.762				
Taipei,China	1966	1.089	1.170				
Tajikistan	1998	0.286	0.528				
Thailand	1966	1.362	1.388				
Timor-Leste	2002	0.010	0.306				
Tonga	1972	0.004	0.302				
Turkmenistan	2000	0.253	0.501				
Tuvalu	1993	0.001	0.300				
Uzbekistan	1995	0.674	0.837				
Vanuatu	1981	0.007	0.304				
Viet Nam	1966	0.341	0.572				
Subtotal		**63.533**	**65.155**				

Notes: Numbers may not sum precisely because of rounding. For other details, see table on *Statement of Subscriptions to Capital Stock and Voting Power (OCR-8)* in the *Financial Statements of Annual Report 2017.*

[a] Subscribed capital refers to a member's subscription to shares of the capital stock of ADB.

[b] The total voting power of each member consists of the sum of its basic votes and proportional votes. The basic votes of each member consist of such number of votes as results from the equal distribution among all members of 20% of the aggregate sum of the basic votes and proportional votes of all members. The number of proportional votes of each member is equal to the number of shares of the capital stock of ADB held by that member.

Appendix 6: Contributions to Asian Development Fund ($ million)

Contributor	Effective Amounts Committed[a]	Transferred to OCR[b]	Net Contributions
Australia	2,668	2,213	455
Austria	294	257	37
Belgium	244	231	13
Brunei Darussalam	21	17	4
Canada	2,035	1,889	145
China, People's Republic of	183	84	99
Denmark	254	242	12
Finland	201	180	21
France	1,410	1,270	139
Germany	1,933	1,679	254
Hong Kong, China	123	93	30
India	64	24	40
Indonesia	26	14	12
Ireland	107	79	28
Italy	1,193	1,099	94
Japan	12,887	11,197	1,691
Kazakhstan	8	4	4
Korea, Republic of	643	484	159
Luxembourg	60	47	14
Malaysia	33	24	9
Nauru	0*	0*	0
The Netherlands	774	716	58
New Zealand	181	157	23
Norway	310	266	44
Portugal	92	79	13
Singapore	25	18	7
Spain	474	432	42
Sweden	490	436	54
Switzerland	404	359	45
Taipei,China	115	90	24
Thailand	19	15	5
Turkey	124	114	9
United Kingdom	1,692	1,440	252
United States	4,522	4,060	462
TOTAL	**33,610**	**29,309**	**4,301**

0 = less than $500,000, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.

[a] Valued at Board of Governors' exchange rates. Based on submitted and acknowledged instruments of contribution of Asian Development Fund (ADF) I to ADF 12 as of 31 December 2017 and excludes the allocation to the Technical Assistance Special Fund of $1,574 million.

[b] The proportionate interest of ADF donors in the transferred assets to ADB's ordinary capital resources as of 1 January 2017, taking into account the value of paid-in contributions that have been made available for operational commitments, which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. The value of each donor's paid-in contributions was fixed in United States dollar based on the special drawing right value of each donor contribution as of 1 January 2017.

Appendix 7: List of Active Trust Funds and Special Funds ($ million)

Fund Name	Partner(s)	Year of Establishment	Contributions for 2017[b]	Cumulative Contribution as of 31 December 2017[c]
Single Partner Trust Funds				
Japan Scholarship Program	Japan	1988	5.6	178.0
Technical Assistance Grant Fund (France)	France	1989	–	25.8
Technical Assistance Grant Fund (Finland)	Finland	1990	–	12.5
Technical Assistance Grant Fund (Norway)	Norway	1991	–	4.4
Australian Technical Assistance Grant	Australia	1993	–	61.7
Technical Assistance Grant Fund (Belgium)	Belgium	1996	–	2.4
Swiss Cooperation Fund for Consulting Services	Switzerland	1998	–	2.3
Denmark Cooperation Fund for Technical Assistance	Denmark	2000	–	4.3
Japan Fund for Poverty Reduction	Japan	2000	46.4	788.5
Spanish Cooperation Fund for Technical Assistance	Spain	2000	1.8	12.4
Canadian Cooperation Fund on Climate Change	Canada	2001	–	3.4
Denmark Cooperation Fund for Renewable Energy and Energy Efficiency in Rural Areas	Denmark	2001	–	7.1
Japan Fund for Information and Communication Technology	Japan	2001	–	10.7
Cooperation Fund for Project Preparation in the Greater Mekong Subregion and in Other Specific Asian Countries	France	2004	–	5.1
Japan Fund for Public Policy Training	Japan	2004	–	22.0
People's Republic of China Povery Reduction and Regional Cooperation Fund	People's Republic of China	2005	50.0	90.0
Republic of Korea e-Asia and Knowledge Partnership Fund	Republic of Korea	2006	15.0	87.2
Netherlands Trust Fund under Water Financing Partnership Facility	Netherlands	2006	9.5	44.2
Asian Clean Energy Fund under Clean Energy Financing Partnership Facility	Japan	2008	–	55.7
Investment Climate Facilitation Fund under Regional Cooperation and Integration Financing Partnership Facility	Japan	2008	–	31.5
Canadian Climate Fund for the Private Sector in Asia under Clean Energy Financing Partnership Facility	Canada	2013	–	80.7
Integrated Disaster Risk Management Fund	Canada	2013	–	9.7
Sanitation Financing Partnership Trust Fund under Water Financing Partnership Facility	Bill & Melinda Gates Foundation	2013	–	15.0
Japan Fund for the Joint Crediting Mechanism	Japan	2014	9.2	53.0
Leading Asia's Private Infrastructure Fund	Japan	2016	295.7[d]	295.7
Canadian Climate Fund for the Private Sector in Asia II	Canada	2017	110.7[e]	110.7
Multi-Partner Trust Funds				
Governance Cooperation Fund	Canada, Denmark, Ireland, Norway	2001	–	7.2
Gender and Development Cooperation Fund	Australia, Canada, Denmark, Ireland, Norway	2003	0.0	11.9
Cooperation Fund for Regional Trade and Financial Security Initiative	Australia, Japan, United States	2004	–	3.0
Cooperation Fund in Support of Managing for Development Results	Canada, Netherlands, Norway	2004	–	2.9
Financial Sector Development Partnership Fund	Luxembourg	2006	–	6.4
Multi-Donor Trust Fund under Water Financing Partnership Facility	Australia, Austria, Norway, Spain, Switzerland	2006	–	51.7
Clean Energy Fund under Clean Energy Financing Partnership Facility	Australia, Norway, Spain, Sweden, United Kingdom	2007	4.8	107.3
Future Carbon Fund	Belgium, ENECO Energy Trade, Finland, Republic of Korea, POSCO, Sweden	2008	–	92.3

continued on next page

Fund Name	Partner(s)	Year of Establishment	Contributions for 2017[b]	Cumulative Contribution as of 31 December 2017[c]
Carbon Capture and Storage Fund under Clean Energy Financing Partnership Facility	Australia, United Kingdom	2009	–	68.4
Urban Environmental Infrastructure Fund under Urban Financing Partnership Facility	Sweden	2009	–	21.5
Afghanistan Infrastructure Trust Fund	ANA Trust Fund, Japan, Germany, United Kingdom, United States	2010	149.5	807.6
Credit Guarantee Investment Facility	ADB, Brunei Darussalam, Cambodia, Indonesia, Japan, Republic of Korea, Lao People's Democratic Republic, Malaysia, Myanmar, Philippines, People's Republic of China, Singapore, Thailand, Viet Nam	2010	9.0	709.0
Regional Malaria and other Communicable Disease Threats Trust Fund under Health Financing Partnership Facility	Australia, Canada, United Kingdom	2013	–	29.6
Urban Climate Change Resilience Trust Fund under Urban Financing Partnership Facility	Rockefeller Foundation, Switzerland, United Kingdom	2013	–	135.4
Asia Pacific Project Preparation Facility	Australia, Canada, Japan	2014	–	43.1
Pacific Business Investment Trust Fund	Australia	2014	–	7.7
Typhoon Yolanda Multidonor Trust Fund	Finland, United Kingdom	2014	–	8.5
Project Readiness Improvement Trust Fund	Nordic Development Fund	2016	–	7.8
Domestic Resource Mobilization Trust Fund	Japan	2017	2.0	2.0
High Level Technology Fund	Japan	2017	19.6	19.6
Asia Pacific Climate Finance Fund	Germany	2017	33.6	33.6
Special Funds[a]				
Japan Special Fund	Japan	1988	–	1,124.7
ADB Institute	ADB, Australia, Indonesia, Japan, Republic of Korea, People's Republic of China	1996	13.3	266.5
Regional Cooperation and Infrastructure Fund	ADB, Japan	2007	10.0	69.6
Financial Sector Development Partnership Special Fund	ADB, Luxembourg	2013	1.2	14.7

– = nil, 0.0 = less than $50,000.

Note: Table excludes Cities Development Initiative for Asia Trust Fund established in 2017 but has no contribution committed as of 31 December 2017.

[a] Special funds (except the Japan Special Fund) get contributions from ADB through transfers from ordinary capital resources. The list of special funds excludes Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Climate Change Fund, and Asia Pacific Disaster Response Fund. Contributions to the ADF are presented in Appendix 3. Contributions to the TASF are made through direct and voluntary contributions from members and through allocations from the ADF replenishments. Finally, no external partners contribute to the Climate Change Fund and Asia Pacific Disaster Response Fund.

[b] Contributions for 2017 include only additional and new commitments made during the year revalued at reporting date, as applicable.

[c] Cumulative Contribution as of 31 December 2017 is net of cancellation of the commitments, if any, and revalued at reporting date, as applicable.

[d] Represents actual amount remitted from partner in 2017.

[e] Represents Can$148.5 million actual amount remitted from partner.

Appendix 8A: Organizational Structure[1]
(as of 31 December 2017)



BOARD OF GOVERNORS

BOARD OF DIRECTORS

OFFICE OF THE COMPLIANCE REVIEW PANEL[2]
D. Tang, Chair

PRESIDENT
T. Nakao

ASIAN DEVELOPMENT BANK INSTITUTE
N. Yoshino, Dean

OFFICE OF THE OMBUDSPERSON
(Staff to join in Q1 2018)

OFFICE OF THE AUDITOR GENERAL
H. Ong, Auditor General

OFFICE OF ANTICORRUPTION AND INTEGRITY
J. Versantvoort, Head

OFFICE OF PUBLIC–PRIVATE PARTNERSHIP
(Staff to join in Q1 2018)

OFFICE OF THE SPECIAL PROJECT FACILITATOR
W. Evans, Special Project Facilitator

STRATEGY, POLICY AND REVIEW DEPARTMENT
T. Kimura, Director General

VICE-PRESIDENT
(Knowledge Management and Sustainable Development)
B. Susantono

DEPARTMENT OF EXTERNAL RELATIONS
S. Bindra, Principal Director

ECONOMIC RESEARCH AND REGIONAL COOPERATION DEPARTMENT
Y. Sawada, Chief Economist and Director General

SUSTAINABLE DEVELOPMENT AND CLIMATE CHANGE DEPARTMENT
A. Leung, Director General

VICE-PRESIDENT
(Operations 1)
W. Zhang

SOUTH ASIA DEPARTMENT
H. Kim, Director General

CENTRAL AND WEST ASIA DEPARTMENT
S. O'Sullivan, Director General

VICE-PRESIDENT
(Operations 2)
S. Groff

EAST ASIA DEPARTMENT
I. Bhushan, Director General

SOUTHEAST ASIA DEPARTMENT
R. Subramaniam, Director General

PACIFIC DEPARTMENT
C. Locsin, Director General

---

[1] To contact management and senior staff, go to http://www.adb.org/contacts/management-senior-staff.

[2] The Compliance Review Panel reports to the Board of Directors.

[3] The Independent Evaluation Department reports to the Board of Directors through the Development Effectiveness Committee.

INDEPENDENT EVALUATION DEPARTMENT[3]
M. Taylor-Dormond, Director General

SPECIAL SENIOR ADVISOR TO THE PRESIDENT
A. Konishi
J. Nugent
X. Yao

VICE-PRESIDENT
(Private Sector and
Cofinancing Operations)
D. Gupta

PRIVATE SECTOR
OPERATIONS DEPARTMENT
M. Barrow, Director General

OFFICE OF COFINANCING
OPERATIONS
K. Preugschat, Head

VICE-PRESIDENT
(Finance and Risk Management)
I. van Wees

OFFICE OF RISK MANAGEMENT
(Under recruitment)

CONTROLLER'S
DEPARTMENT
C. Kim, Controller

TREASURY DEPARTMENT
P. Van Peteghem, Treasurer

VICE-PRESIDENT
(Administration and
Corporate Management)
D. Stokes

OFFICE OF THE SECRETARY
W. Um, The Secretary

OFFICE OF
ADMINISTRATIVE SERVICES
(Staff to join in Q1 2018)

OFFICE OF
THE GENERAL COUNSEL
C. Stephens, General Counsel

BUDGET, PERSONNEL, AND
MANAGEMENT SYSTEMS
DEPARTMENT
T. Oya, Director General

OPERATIONS SERVICES AND
FINANCIAL MANAGEMENT
DEPARTMENT
R.Z. Teng, Director General

OFFICE OF INFORMATION
SYSTEMS AND TECHNOLOGY
S. Hamid, Principal Director

Appendix 8B: ADB Sector and Thematic Groups

(as of 31 December 2017)

SECTOR

EDUCATION
B. Panth
Chief of Education
Sector Group

ENERGY
Y. Zhai
Chief of Energy
Sector Group

FINANCE
AC Schou-Zibell
Chief of Finance
Sector Group

HEALTH
(Staff to join
in Q1 2018),
Chief of Health
Sector Group

TRANSPORT
J. Leather
Chief of Transport
Sector Group

URBAN
(Staff to join
in Q1 2018),
Chief of Urban
Sector Group

WATER
T. Panella
Chief of Water
Sector Group

THEMATIC

**CLIMATE
CHANGE AND
DISASTER RISK
MANAGEMENT**
P. Bhandari
Chief of Climate
Change and
Disaster Risk
Management
Thematic Group

ENVIRONMENT
D. Ponzi
Chief of Environment
Thematic Group

**GENDER
EQUITY**
S. Tanaka
Chief of Gender
Equity Thematic
Group

GOVERNANCE
(Staff to join
in Q1 2018)
Chief of Governance
Thematic Group

**PUBLIC–PRIVATE
PARTNERSHIP**
S. Sampath
Chief of
Public–Private
Partnership
Thematic Group

**REGIONAL
COOPERATION
AND
INTEGRATION**
A. Goswami
Chief of Regional
Cooperation and
Integration
Thematic Group

**RURAL
DEVELOPMENT
AND FOOD
SECURITY**
(Agricultural)
A. Siddiq
Chief of Rural
Development and
Food Security
Thematic Group

**SOCIAL
DEVELOPMENT**
W. Walker
Chief of Social
Development
Thematic Group

Q1 = First quarter.

Appendix 9: ADB Corporate Reports

A. Key Corporate Overview Reports
- Development Effectiveness Review Report
- Development Effectiveness Report (Private Sector Operations)
- ADB Sustainability Report
- Annual Evaluation Review

B. Treasury, Finance, and Risk Management
- 2017 Information Statement

C. Operational

1. Overview of ADB Operations
- Statement of the Asian Development Bank's Operations
- ADB Projects and Tenders: Project Data Sheets for Loans, Grants, Technical Assistance

2. Portfolio Reports
- Annual Portfolio Performance Report
- Quarterly Portfolio Updates

3. Country Operations
- ADB Members Fact Sheets
- Report on the Country Performance Assessment Exercise

4. Donor Reports
- Partnering for Development: Annual Donors' Report
- Annual Report of ADB–Japan Scholarship Program
- Japan Fund for Poverty Reduction Annual Report
- People's Republic of China Regional Cooperation and Poverty Reduction Fund: Annual Report

5. Partnership Reports
- Clean Energy Financing Partnership Facility Annual Report
- Annual Report of the e-Asia and Knowledge Partnership Fund
- Financial Sector Development Partnership Special Fund Annual Report
- Gender and Development Cooperation Fund Progress Report
- Urban Financing Partnership Facility Annual Report
- Water Financing Partnership Facility Annual Report and Semiannual Progress Report

D. Planning and Budget
- Work Program and Budget Framework
- Budget of the Asian Development Bank

E. Accountability
- ADB Accountability Mechanism Annual Report
- Learning Report on the Implementation of the Accountability Mechanism Policy

F. Other Reports
- Office of Anticorruption and Integrity (OAI): Annual Report
- Annual Report on the Implementation of the Public Communications Policy
- Highlights of the ADB Annual Meeting

G. Key Economic and Financial Research
- Asian Development Outlook
- Asia Bond Monitor
- Key Indicators for Asia and the Pacific
- Basic Statistics
- Asian Economic Integration Report
- Aid for Trade in Asia and the Pacific
- Asian Development Review
- ADB Economics Working Papers

H. ADB Institute
- ADBI Year in Review
- ADBI Three-Year Rolling Work Program and Budget

Appendix 10: Annual Report 2017 USB Contents

A. ANNUAL REPORT 2017

B. FINANCIAL REPORT
- Management's Discussion and Analysis
  - Overview
  - Ordinary Capital Resources
  - Special Funds
  - Grant Cofinancing
  - Appendix: Condensed Management Report Balance Sheets
- Financial Statements
  - Ordinary Capital Resources
  - Asian Development Fund
  - Technical Assistance Special Fund
  - Japan Special Fund
  - Asian Development Bank Institute
  - Pakistan Earthquake Fund
  - Regional Cooperation and Integration Fund
  - Climate Change Fund
  - Asia Pacific Disaster Response Fund
  - Financial Sector Development Partnership Special Fund

C. OPERATIONAL DATA
- Total ADB Operations by Sector and by Region, 2017
- Sovereign Commitments, 2017
- Nonsovereign Commitments, 2017
- Commitments by Modality, 2016–2017
- Sovereign and Nonsovereign Commitments, 2016–2017
- Sectoral Distribution (Sovereign and Nonsovereign Commitments Including Cofinancing), 2016–2017
- Nonsovereign Commitments by Year, 2007–2017
- Nonsovereign Commitments by Developing Member Country, 2007–2017
- Top Recipients by Commitments Including Cofinancing, 2017
- Top Recipients by Commitments Excluding Cofinancing, 2017
- Nonsovereign Commitments by Top Countries, 2016–2017
- Projects Involving Commercial Cofinancing
- Technical Assistance Commitments, 2017
- Technical Assistance Grant Commitments, 2017
- Amount of Loans and Grants Made Effective, Contracts Awarded, and Disbursements
- Number of Projects Under Administration, Actual Problem, Completed, and PCRs/XARRs/PPERs Circulated
- Net Transfer of Resources (Ordinary Capital Resources, Asian Development Fund, and Other Special Funds Grants), 2016–2017
- Evaluation Results for Sovereign Operations by Developing Member Country by PCR Year, 2007–2017
- Evaluation Results for Sovereign Operations by Sector by PCR Year, 2007–2017
- Evaluation Results for Nonsovereign Operations by Developing Member Country by Evaluation Year, 2007–2017
- Evaluation Results for Nonsovereign Operations by Sector by Evaluation Year, 2007–2017
- Direct Value-Added Cofinancing Arrangements, 2016–2017 (Volume)
- Direct Value-Added Cofinancing Arrangements, 2016–2017 (Number of Projects)
- Projects Involving DVA Official and Other Concessional Cofinancing, 2017
- Projects Involving DVA Official and Other Concessional Grant Cofinancing, 2017
- Overall Procurement of Goods, Works, and Consulting Services, 2017 Project/Program Loans, Grants, and Technical Assistance Operations Combined, By Origin of Goods and Services
- Overall Procurement of Goods, Works, and Consulting Services, 2017 Project/Program Loans, Grants, and Technical Assistance Operations Combined, By ADB Member
- Cumulative Contracts Awarded by Origin of Goods and Services as of 31 December 2017, Loans, Grants, and Technical Assistance Operations
- Cumulative Contracts Awarded by ADB Members as of 31 December 2017, Loans, Grants, and Technical Assistance Operations
- ADF-Contributed Resources
- Japan Special Fund—Regular and Supplementary Contributions
- Japan Special Fund—Asian Currency Crisis Support Facility

D. ORGANIZATIONAL INFORMATION
- Members, Capital Stock, and Voting Power
- Resolutions of the Board of Governors Adopted in 2017
- Selected Policy, Strategy, and Financial Papers Discussed by the Board in 2017
- Board of Governors
- Board of Directors and Voting Groups
- Committees of the Board of Directors
- ADB Institute Advisory Council
- Organizational Structure
- Summary of Internal Administrative Expenses—2016 and Budget for 2017
- 2017 Annual Base Salary of the Board of Directors and Management
- Staff Representation of ADB Members
- Number of Authorized Positions in Resident Missions
- Growth in Resident Missions and Authorized Staff Positions at Resident Missions

E. ADB MEMBER FACT SHEETS

ACKNOWLEDGMENTS

Board of Directors Working Group on the Annual Report 2017 • Scott Dawson (Chair), Mahbub Ahmed,* Paul Dominguez, Joar Strand, Michael Strauss, Masashi Tanabe • **Publisher** Omana Nair • **Managing Editor** Andrew Perrin • **Production Managers** Ma. Theresa Mercado (Annual Report); Stephanie Salazar (ADB Member Fact Sheets) • **Editing** Paul Dent • **Proofreading** Ricardo Chan • **Art Director** Anthony Victoria • **Design and Information Graphic** Cleone Baradas • **Typesetting** Edith Creus, Prince Nicdao

*Replaced Alternate Director Wenxing Pan on 22 January 2018.

The Board of Directors Working Group on the Annual Report 2017 would like to thank all ADB departments and offices for their significant contributions to this report.

Every effort has been made to ensure the accuracy of the data used in this publication. Variations in data in ADB publications often result from different publication dates, although differences may also come from the source and interpretation of data. ADB accepts no responsibility from any consequence of their use.

By making any designation of or reference to a particular territory or geographical area, or by using the term "country" in this document, ADB does not intend to make any judgments as to the legal or other status of any territory or area.

In this publication, "$" refers to United States dollars, unless otherwise stated.
ADB recognizes "China" as the People's Republic of China and "Korea" as the Republic of Korea.

©2018 Asian Development Bank

ISSN 0116-1164 (print)
ISBN: 978-92-9261-122-4 (print), 978-92-9261-123-1 (electronic)
Publication Stock No. FLS189307
DOI: http://dx.doi.org/10.22617/FLS189307

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
adbpub@adb.org
www.adb.org

Subscriptions to ADB's Annual Report are available to reference libraries and institutions.

To subscribe, e-mail adbpubs@adb.org

 *Annual Report 2017* is printed using vegetable oil-based inks on recycled paper.

ADB continues to combine finance with innovative solutions to respond better to Asia and the Pacific's diverse and specific challenges and needs, such as rapid urbanization, climate change, and growing demand for water and energy.

Takehiko Nakao, ADB President

ISBN 978-92-9261-122-4



9 789292 611224